                  File Numbers: _______________ and 811-04294

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [X]




                             REGISTRATION STATEMENT





                                     and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]



                              Amendment Number 214



                            VARIABLE ANNUITY ACCOUNT
              (formerly Minnesota Mutual Variable Annuity Account)

                           (Exact Name of Registrant)

                        Minnesota Life Insurance Company
                               (Name of Depositor)

             400 Robert Street North, St. Paul, Minnesota 55101-2098 (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (651) 665-3500
               (Depositor's Telephone Number, Including Area Code)

                            Gary R. Christensen, Esq.
              Senior Vice President, Secretary and General Counsel
                        Minnesota Life Insurance Company
                            400 Robert Street North
                         St. Paul, Minnesota 55101-2098
                    (Name and Address of Agent for Service)


Approximate Date of public offering: As soon as practical after this Registration Statement becomes effective.

TITLE OF SECURITIES BEING REGISTERED: VARIABLE ANNUITY CONTRACTS

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                            Variable Annuity Account

                       Cross Reference Sheet to Prospectus

Form N-4

Item Number Caption in Prospectus

       1.   Cover Page

       2.   Special Terms and How To Contact Us

       3.   An Overview of Contract Features

       4.   Condensed Financial Information; Performance Data - Appendix A

       5.   General Information

       6.   Contract Charges and Fees

       7.   Description of the Contract

       8.   Annuitization Benefits and Options

       9.   Death Benefits

       10. Description of the Contract; Purchase Payments, Purchase Payments and Value of the Contract; Contract Charges and Fees - Deferred Sales Charge.

       11.  Description of the Contract; Redemptions, Withdrawals and Surrender

       12.  Federal Tax Status

       13.  Not Applicable

       14.  Table of Contents of the Statement of Additional Information

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

WADDELL & REED ADVISORS RETIREMENT BUILDER II VARIABLE ANNUITY
A VARIABLE ANNUITY CONTRACT ISSUED BY
MINNESOTA LIFE INSURANCE COMPANY

[LOGO] MINNESOTA LIFE

400 ROBERT STREET NORTH . ST.
PAUL, MINNESOTA 55101-2098 . TELEPHONE: 1-800-362-3141 . HTTP://WWW.SECURIAN.COM

    This Prospectus sets forth the information that a prospective investor should know before investing. It describes an individual, flexible payment, Variable Annuity contract ("the contract") offered by the Minnesota Life Insurance Company. There are two different versions, or series, of the contract available: B Series and L Series. This contract is designed for long term investors. It may be used in connection with all types of personal retirement plans or independent of a retirement plan.

    This contract contains a feature that applies a credit enhancement to the Contract Value in certain circumstances. The benefit of the credit enhancement may be more than offset by the additional asset-based fees that the contract Owner will pay as the result of the increased Contract Value due to the credit enhancements. A contract without credits may cost less.

    This contract is NOT:

   . a bank deposit or obligation
   . federally insured
   . endorsed by any bank or government agency

    You may invest your Contract Values in our Variable Annuity Account or certain Guaranteed Interest Options that are available.

THE VARIABLE ANNUITY ACCOUNT INVESTS IN THE FOLLOWING FUND PORTFOLIOS:

[LOGO] IVY FUNDS
Variable Insurance Portfolios



                    IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
..IVY FUNDS VIP ASSET STRATEGY
..IVY FUNDS VIP BALANCED
..IVY FUNDS VIP BOND
..IVY FUNDS VIP CORE EQUITY
..IVY FUNDS VIP DIVIDEND OPPORTUNITIES
..IVY FUNDS VIP ENERGY
..IVY FUNDS VIP GLOBAL BOND
..IVY FUNDS VIP GLOBAL NATURAL RESOURCES
..IVY FUNDS VIP GROWTH
..IVY FUNDS VIP HIGH INCOME
..IVY FUNDS VIP INTERNATIONAL CORE EQUITY
..IVY FUNDS VIP INTERNATIONAL GROWTH
..IVY FUNDS VIP LIMITED-TERM BOND
..IVY FUNDS VIP MICRO CAP GROWTH
..IVY FUNDS VIP MID CAP GROWTH
..IVY FUNDS VIP MONEY MARKET
..IVY FUNDS VIP REAL ESTATE SECURITIES
..IVY FUNDS VIP SCIENCE AND TECHNOLOGY
..IVY FUNDS VIP SMALL CAP GROWTH
..IVY FUNDS VIP SMALL CAP VALUE
..IVY FUNDS VIP VALUE

..IVY FUNDS VIP PATHFINDER AGGRESSIVE
..IVY FUNDS VIP PATHFINDER MODERATELY AGGRESSIVE
..IVY FUNDS VIP PATHFINDER MODERATE
..IVY FUNDS VIP PATHFINDER MODERATELY CONSERVATIVE
..IVY FUNDS VIP PATHFINDER CONSERVATIVE
..IVY FUNDS VIP PATHFINDER MODERATELY AGGRESSIVE -- MANAGED VOLATILITY ..IVY FUNDS VIP PATHFINDER MODERATE -- MANAGED VOLATILITY
..IVY FUNDS VIP PATHFINDER MODERATELY CONSERVATIVE -- MANAGED VOLATILITY

Your Contract Value and the amount of each Variable Annuity Payment will vary in accordance with the performance of the investment Portfolio(s) you select for amounts allocated to the Variable Annuity Account. You bear the entire investment risk for amounts you allocate to those Portfolios.

This Prospectus includes the information you should know before purchasing a contract. You should read it and keep it for future reference. A Statement of Additional Information, with the same date, contains further contract information. It has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling:
1-800-362-3141 or by writing to us at the address shown above. The table of contents for the Statement of Additional Information may be found at the end of this Prospectus. A copy of the text of this Prospectus and the Statement of Additional Information may also be found at the SEC's web site: http://www.sec.gov, via its EDGAR database.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

THE DATE OF THIS PROSPECTUS AND OF THE STATEMENT OF ADDITIONAL INFORMATION IS:
[        ], 2013.

                               TABLE OF CONTENTS

              SPECIAL TERMS...................................  1
              HOW TO CONTACT US...............................  4
              AN OVERVIEW OF CONTRACT FEATURES................  5
              CONTRACT CHARGES AND EXPENSES...................  8
              CONDENSED FINANCIAL INFORMATION AND
               FINANCIAL STATEMENTS........................... 13
              DESCRIPTION OF THE CONTRACT..................... 14
                Ownership, Annuitants and Beneficiaries....... 14
                Right of Cancellation or "Free Look".......... 15
                1035 Exchanges or Replacements................ 16
                Purchase Payments............................. 16
                Credit Enhancement and Recapture.............. 17
                Automatic Purchase Plan....................... 18
                Purchase Payment Allocation Options........... 19
                CustomChoice Allocation Option................ 19
                Transfers..................................... 21
                Market Timing and Disruptive Trading.......... 22
                Speculative Investing......................... 23
                Systematic Transfer Arrangements.............. 23
                   Automatic Portfolio Rebalancing............ 23
                   Dollar Cost Averaging...................... 23
                   DCA Fixed Account Option................... 24
                Purchase Payments and Value of the Contract... 26
                   Crediting Accumulation Units............... 26
                   Value of the Contract...................... 26
                   Accumulation Unit Value.................... 26
                Net Investment Factor for Each Valuation
                 Period....................................... 27
                Redemptions, Withdrawals and Surrender........ 27
                Modification and Termination of the Contract.. 28
                Assignment.................................... 28
                Deferment of Payment.......................... 29
                Confirmation Statements and Reports........... 29
              CONTRACT CHARGES AND FEES....................... 29
                Deferred Sales Charge......................... 29
                Hospital and Medical Care or Terminal
                 Condition Waiver............................. 31
                Mortality and Expense Risk Charge............. 31
                Administrative Charge......................... 32
                Annual Maintenance Fee........................ 32
                Optional Contract Rider Charges............... 32
                Premium Taxes................................. 35
                Transfer Charges.............................. 35
                Underlying Portfolio Charges.................. 35
              ANNUITIZATION BENEFITS AND OPTIONS.............. 35
                Annuity Payments.............................. 35
                Electing the Retirement Date and Annuity
                 Option....................................... 36
                Annuity Options............................... 36
                Calculation of Your First Annuity Payment..... 37
                Amount of Subsequent Variable Annuity
                 Payments..................................... 38
                Value of the Annuity Unit..................... 38
                Transfers after you have Annuitized your
                 Contract..................................... 38
              DEATH BENEFITS.................................. 39
                Before Annuity Payments Begin................. 39
                Optional Death Benefit Riders................. 41
                   Highest Anniversary Value II (HAV II)
                    Death Benefit Option...................... 41
                   Premier II Death Benefit Option............ 42
                   Estate Enhancement Benefit II (EEB II)
                    Option.................................... 43

                  MyPath Highest Anniversary Death
                   Benefit (MyPath DB) (Single and Joint)
                   Option.....................................  44
               Death Benefits After Annuity Payments
                Begin.........................................  47
               Abandoned Property Requirements................  47
             OPTIONAL LIVING BENEFIT RIDERS...................  48
               MyPath Core Flex (Single and Joint) Option.....  50
               MyPath Ascend (Single and Joint) Option........  59
               MyPath Summit (Single and Joint) Option........  68
               MyPath Value (Single and Joint) Option.........  75
             GENERAL INFORMATION..............................  82
               The Company -- Minnesota Life Insurance
                Company.......................................  82
               The Separate Account -- Variable Annuity
                Account.......................................  83
               Changes to the Separate Account -- Additions,
                Deletions or Substitutions....................  83
               Compensation Paid for the Sale of Contracts....  84
               Payments Made by Underlying Mutual
                Funds.........................................  85
               The General Account............................  86
             VOTING RIGHTS....................................  86
             FEDERAL TAX STATUS...............................  87
             PERFORMANCE DATA.................................  94
             STATEMENT OF ADDITIONAL INFORMATION..............  95
             APPENDIX A -- Condensed Financial
              Information and Financial Statements............ A-1
             APPENDIX B -- Illustration of Annuity Values..... B-1
               Illustration of Variable Annuity Income........ B-1
             APPENDIX C -- Types of Qualified Contracts....... C-1
             APPENDIX D -- Examples Illustrating Credit
              Enhancement..................................... D-1
             APPENDIX E -- Examples of Highest Anniversary
              Value II Death Benefit Option................... E-1
             APPENDIX F -- Examples of Premier II Death
              Benefit Option.................................. F-1
             APPENDIX G -- Examples of Estate Enhancement
              Benefit II Option............................... G-1
             APPENDIX H -- Examples of MyPath Highest
              Anniversary Death Benefit Single and Joint
              Options......................................... H-1
             APPENDIX I -- Examples of MyPath Core Flex
              Single and Joint Options........................ I-1
             APPENDIX J -- Examples of MyPath Ascend
              Single and Joint Options........................ J-1
             APPENDIX K -- Examples of MyPath Summit
              Single and Joint Options........................ K-1
             APPENDIX L -- Examples of MyPath Value Single
              and Joint Options............................... L-1

--------------------------------------------------------------------------------
THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION IN WHICH THE OFFERING WOULD BE UNLAWFUL. WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON, REPRESENTATIVE OR OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, YOU SHOULD NOT RELY ON THEM.
--------------------------------------------------------------------------------

SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: an accounting unit of measure used to calculate the value of a Sub-Account of the Variable Annuity Account, of this contract before Annuity Payments begin.

ANNUITANT: the natural person named as annuitant upon whose lifetime Annuity Payment benefits will be determined under the contract. An Annuitant's life may also be used to determine the value of death benefits and to determine the Maturity Date.

ANNUITY COMMENCEMENT DATE: the date on which Annuity Payments are elected to begin. This may be the Maturity Date or a date you select prior to the Maturity Date.

ANNUITY PAYMENTS: a series of payments for life; for life with a minimum number of payments guaranteed; or for the joint lifetime of the Annuitant and another person and thereafter during the lifetime of the survivor.

ANNUITY UNIT: an accounting unit of measure used to calculate the value of Annuity Payments under a Variable Annuity income option.

ASSUMED INVESTMENT RETURN: the annual investment return (AIR) used to determine the amount of the initial Variable Annuity Payment. Currently the AIR is equal to 4.5%.

CODE:  the Internal Revenue Code of 1986, as amended.

COMMUTED VALUE: the present value of any remaining period certain payments payable in a lump sum. The value will be based upon the then current dollar amount of one payment and the same interest rate that served as a basis for the annuity. If a Commuted Value is elected for a period certain on a Variable Annuity Payment during the life of the Annuitant, a deferred sales charge may apply.

CONTRACT ANNIVERSARY: the same day and month as the Contract Date for each succeeding year of this contract.

CONTRACT DATE: the effective date of this contract. It is also the date from which we determine Contract Anniversaries and Contract Years.

CONTRACT VALUE: the sum of your values in the Variable Annuity Account, the DCA Fixed Account, and the Fixed Account, on any Valuation Date prior to the Annuity Commencement Date.

CONTRACT YEAR: a period of one year beginning with the Contract Date or a Contract Anniversary.

DESIGNATED LIFE: for the applicable optional death benefit and optional living benefit riders, the "Designated Life" is the Owner of the contract, or the Annuitant in the case of an Owner that is not a natural person, unless otherwise agreed to by us. The Designated Life will be used to determine the benefits under the single versions of the optional riders. The Designated Life will be shown on your contract rider. For the single versions of the optional rider, a Designated Life may not be added or changed after the rider effective date. For joint versions of the optional rider, an Owner must be a natural person.

DOLLAR COST AVERAGING (DCA) FIXED ACCOUNT: a Guaranteed Interest Option available for Purchase Payment allocations. Purchase Payments allocated to the DCA Fixed Account will be transferred out to the Sub-Accounts of the Variable Annuity Account that you elect, over a specified time period. Amounts in the DCA Fixed Account are part of our General Account.

FIXED ACCOUNT: a Guaranteed Interest Option available for Fixed Annuity Payments. If you elect Fixed Annuity Payments, your Contract Value will be transferred to the Fixed Account as of the date we receive your election. For any period prior to the date amounts are applied to provide Annuity

Payments, interest will be credited on amounts in the Fixed Account at an annual rate at least equal to the minimum guaranteed interest rate shown in your contract. Amounts in the Fixed Account are part of our General Account.

FIXED ANNUITY: an annuity providing for payments of guaranteed amounts throughout the payment period.

GENERAL ACCOUNT: all of our assets other than those held in our other Separate Accounts.

GUARANTEED INTEREST OPTION: a type of investment option that provides an interest rate guaranteed for a specified period of time. The Guaranteed Interest Options currently include the Fixed Account (for Fixed Annuity Payments only) and the DCA Fixed Account (for new Purchase Payments only).

JOINT DESIGNATED LIFE AND DESIGNATED LIVES: for the applicable optional death benefit and optional living benefit riders, the "Joint Designated Life" is either the joint Owner or the sole primary beneficiary on the contract, unless otherwise agreed to by us. The Joint Designated Life must be the spouse of the Designated Life. "Designated Lives" will mean both the Designated Life and Joint Designated Life. The Designated Life and Joint Designated Life will be used to determine the benefits under the joint versions of the optional riders. The Designated and Joint Designated Life will be shown on your contract rider. A Joint Designated Life may be removed because of divorce, but otherwise may not be added or changed after the rider effective date. The joint versions of the optional riders are not beneficial to the Joint Designated Life unless he or she is recognized as a spouse under federal law. Consult your tax advisor prior to purchasing the joint version of an optional rider if you have questions about your spouse's status under federal law.

MATURITY DATE: the date this contract matures. The Maturity Date will be the first of the month on or following the oldest Annuitant's 95/th/ birthday, unless otherwise agreed to by us.

MINNESOTA LIFE, WE, OUR, US:  Minnesota Life Insurance Company.

NET INVESTMENT FACTOR: the Net Investment Factor for a valuation period is the gross investment rate for such valuation period less a deduction for the charges to the Variable Annuity Account including any applicable optional benefit riders. The gross investment factor is a measure of the performance of the underlying Fund after deductions for all charges to the Variable Annuity Account including those for applicable optional benefit riders.

NON-QUALIFIED CONTRACT:  a contract other than a Qualified Contract.

OWNER, YOU, YOUR: the owner of the contract, which could be a natural person(s), or a corporation, trust, or custodial account that holds the contract as agent for the sole benefit of a natural person(s). The Owner has all of the rights under the contract.

PORTFOLIO(S), FUND(S): the mutual funds whose separate investment portfolios we have designated as eligible investments for the Variable Annuity Account. Each Sub-Account of the Variable Annuity Account invests in a different Portfolio. Currently these include the Portfolios shown on the cover page of this Prospectus.

PRO-RATA BASIS: values adjusted on a Pro-rata Basis means that the value being adjusted will be reduced by an amount equal to (a) multiplied by (b) divided by
(c) where:

   (a) is the value that is being adjusted immediately prior to the withdrawal,
   (b) is the total amount withdrawn, including any applicable charges, and
   (c) is the Contract Value immediately prior to the withdrawal.

PURCHASE PAYMENTS: amounts paid to us under your contract in consideration of the benefits provided.

QUALIFIED CONTRACT: a contract issued to an employer sponsored retirement plan or an individual retirement annuity or account that receives favorable tax treatment under Section 401, 404, 408, 408A or 457 of the Code. Currently, we issue Qualified Contracts that may include, but are not limited to, Traditional IRAs, Roth IRAs, and Simplified Employee Pension (SEP) IRAs.

SEPARATE ACCOUNT: a separate investment account for which the investment experience of its assets is separate from that of our other assets.

SUB-ACCOUNT: a division of the Variable Annuity Account. Each Sub-Account invests in a different Portfolio.

VALUATION DATE OR VALUATION DAYS:  each date on which a Portfolio is valued.

VARIABLE ANNUITY: an annuity providing for payments varying in amount in accordance with the investment experience of the Portfolios.

VARIABLE ANNUITY ACCOUNT: a separate investment account called the Variable Annuity Account. The investment experience of its assets is separate from that of our other assets.

HOW TO CONTACT US

We make it easy for you to find information on your annuity. Here's how you can get the answers you need.

ON THE INTERNET

Visit our eService Center 24 hours a day, 7 days a week at www.securian.com. Our eService Center offers the following (when applicable):

                                    [GRAPHIC]. Account values
                                               Variable investment performance
                                               Interest rates (when applicable)
                                               Service forms
                                               Beneficiary information
                                               Transaction tools to allow transfers
                                               Contribution and transaction history

ANNUITY SERVICE LINE

                                     [GRAPHIC]  .  Call our service line at
                                                   1-800-362-3141 to speak
                                                   with one of our customer
                                                   service representatives.
                                                   They're available Monday
                                                   through Friday from 7:30
                                                   a.m. to 4:30 p.m. Central
                                                   Time during normal
                                                   business days.

BY MAIL

                                    [GRAPHIC]  .  Purchase Payments, service
                                                  requests, and inquiries
                                                  sent by regular mail
                                                  should be sent to:
                                                   Minnesota Life
                                                   Annuity Services
                                                   P.O. Box 64628
                                                   St. Paul, MN 55164-0628

                                               .  All overnight express mail
                                                  should be sent to:
                                                   Annuity Services A3-9999
                                                   400 Robert Street North
                                                   St. Paul, MN 55101-2098


   . To receive a current copy of the Waddell & Reed Advisors Retirement Builder II Variable Annuity Statement of Additional Information (SAI) without charge, call 1-800- 362-3141, or complete and detach the following and send it to:
        Minnesota Life Insurance Company
        Annuity Services
        P.O. Box 64628
        St. Paul, MN 55164-0628

                    Name __________________________________________________________________

                    Address _______________________________________________________________

                    City _______________________________________________ State _______ Zip __

AN OVERVIEW OF CONTRACT FEATURES

ANNUITY CONTRACTS

An annuity is a series of payments for life; for life with a minimum number of payments guaranteed; or for the joint lifetime of the Annuitant and another person. An annuity with payments which are guaranteed as to amount during the payment period is a Fixed Annuity. An annuity with payments which vary with the investment experience of a Separate Account is a Variable Annuity. An annuity contract may also be "deferred" or "immediate." An immediate annuity contract is one in which Annuity Payments begin right away, generally within a month or two after our receipt of your Purchase Payment. A deferred annuity contract delays your Annuity Payments until a later date. During this deferral period, also known as the accumulation period, your annuity Purchase Payments and any earnings accumulate on a tax deferred basis. GUARANTEES PROVIDED BY THE INSURANCE COMPANY AS TO THE BENEFITS PROMISED IN THE ANNUITY CONTRACT ARE SUBJECT TO THE CLAIMS PAYING ABILITY OF THE INSURANCE COMPANY AND ARE SUBJECT TO THE RISK THAT THE INSURANCE COMPANY MAY DEFAULT ON ITS OBLIGATIONS UNDER THOSE GUARANTEES.

TYPE OF CONTRACT

The contract is a Variable Annuity contract which provides for monthly Annuity Payments. These payments may begin immediately or at a future date you specify.

This Prospectus describes two different contracts, which are referred to as "series." There are 2 series available: B Series and L Series. The primary differences are the deferred sales charge and expenses you pay. Unless otherwise stated, the product features are the same for each series. Below is a summary of certain contract features and expenses. PLEASE SEE THE CORRESPONDING SECTION OF THE PROSPECTUS FOR COMPLETE DETAILS, RESTRICTIONS OR LIMITATIONS THAT MAY APPLY. Your contract has a right of cancellation which is described in detail in the section entitled "Right of Cancellation or Free Look." Charges that apply to your contract may be found in the section entitled "Contract Charges and Fees." State variations of certain features may exist and a particular contract series may not be available in every state. In addition, we may offer other Variable Annuity contracts which could be more or less expensive, or have different benefits from these contracts. See your registered representative for more information and to help determine if this product is right for you.

PURCHASE PAYMENTS:*

    Initial Minimum -- B Series                        $10,000 for Non-Qualified Contracts
                                                       $5,000 for Qualified Contracts
    Initial Minimum -- L Series                        $10,000 for Non-Qualified Contracts
                                                       and Qualified Contracts
    Subsequent payment minimum (B and L Series)        $500
                                                       ($100 for automatic payment plans)
    Maximum cumulative Purchase Payments (B and L      $1,000,000
    Series) (without our prior consent)

   * Please note: If you intend to use this contract as part of an employer sponsored retirement plan or it is a Qualified Contract, the retirement plan or Qualified Contract may have contribution minimums or maximums that are different than those that apply to this contract. In addition, you will receive no additional benefit from the tax deferral feature of the annuity since the employer sponsored retirement plan (if it is tax qualified) or Qualified Contract is already tax deferred. You should consult your tax advisor to ensure that you meet all of the requirements and limitations, and to be sure this contract is appropriate to your situation.

CREDIT ENHANCEMENT:
When you make a Purchase Payment to your contract, we will add an amount, called a credit enhancement, to your Contract Value if your cumulative net Purchase Payments meet or exceed $250,000. Cumulative net Purchase Payments are the total of all Purchase Payments we have received for this contract less any prior withdrawals from Contract Value (including associated charges). No credit enhancement will be applied if your cumulative Purchase Payments are less than $250,000.

When we receive a Purchase Payment, we will evaluate whether your contract is eligible for a credit enhancement based on your cumulative net Purchase Payments. The credit enhancement will be added to your Contract Value and allocated to the Sub-Accounts of the Variable Annuity Account and the Guaranteed Interest Options in the same proportion as the Purchase Payment that triggers the credit enhancement calculation. Credit enhancements, and any gains or losses attributable to the credit enhancements are not a Purchase Payment and will be considered earnings under the contract.

We will take back, or recapture, all credit enhancements if you elect to terminate the contract under the right to examine (or "free look") provision. In addition, we will recapture any credit enhancements applied to your contract within 12 months of the date any amounts are paid out as a death benefit or within 12 months of the date you apply amounts to provide Annuity Payments.

We will not recapture any amounts paid out as a death benefit or applied to provide Annuity Payments more than 12 months after the last credit enhancement was added to the contract.

For a detailed discussion, including how the credit enhancement is calculated and applied, please refer to the section entitled "Credit Enhancement and Recapture."

INVESTMENT OPTIONS:

   Fixed Account (available only for Fixed Annuity Payments)     Minnesota Life General Account

   DCA Fixed Account (new Purchase Payments only)                6 Month Option

   DCA Fixed Account (new Purchase Payments only)
                                                                 12 Month Option

   Variable Annuity Account
                                                                 See the list of Portfolios on the cover page

WITHDRAWALS:

                        Minimum withdrawal amount     $250

   (Withdrawals and surrenders may be subject to deferred sales charges.)

In certain cases the deferred sales charge ("DSC") is waived on withdrawal or surrender. The following DSC waivers are included in this contract if the withdrawal or surrender is after the first Contract Anniversary:

  .  Hospital and Medical Care Waiver

  .  Terminal Condition Waiver

State variations may apply to these waivers. See your representative and the section entitled "Contract Charges and Fees" for more details. The DSC is also waived at death and upon annuitization.

DEATH BENEFIT AND OPTIONAL DEATH BENEFIT RIDERS

Your contract provides a standard guaranteed minimum death benefit. Certain optional death benefits may also be selected for an additional charge and may provide the opportunity for a larger death benefit. The optional death benefits include:

  .  HIGHEST ANNIVERSARY VALUE II (HAV II) DEATH BENEFIT OPTION,

  .  PREMIER II DEATH BENEFIT (PDB II) OPTION, and

  . MYPATH/TM/ HIGHEST ANNIVERSARY DEATH BENEFIT (MYPATH DB) (SINGLE AND JOINT) OPTION. This rider is only available when you also elect to buy a MyPath Core Flex or the MyPath Value optional living benefit rider.

In addition to the HAV II and PDB II optional riders, you may also elect the ESTATE ENHANCEMENT BENEFIT II (EEB II) OPTION FOR AN ADDITIONAL CHARGE. This optional contract rider provides for an additional amount to be included in the death benefit proceeds when the death benefit proceeds become payable under your contract.

Once you elect an optional rider, you may not cancel it. Please refer to the section entitled "Optional Death Benefit Riders" later in the Prospectus for a complete description of each rider, its benefits, limitations, and restrictions. Please also refer to the section entitled "Optional Contract Rider Charges" later in the Prospectus for a complete description of the rider charges.

ALLOCATION OF CONTRACT VALUES

You can change your allocation of future Purchase Payments by giving us written notice or a telephone call notifying us of the change. New Purchase Payments may be allocated among the Portfolios or to the DCA Fixed Account. Before Annuity Payments begin, you may generally transfer all or a part of your Contract Value among the Portfolios. However, if you elect a living benefit rider, your investment options may be limited to certain options permitted by us.

After Annuity Payments begin, you may instruct us to transfer amounts held as annuity reserves among the Variable Annuity Sub-Accounts for a Variable Annuity, subject to some restrictions. Once Annuity Payments begin, annuity reserves may not be transferred from a Variable Annuity to a Fixed Annuity or from a Fixed Annuity to a Variable Annuity.

AVAILABLE ANNUITY OPTIONS

The annuity options available include a life annuity; a life annuity with a period certain of 120 months, 180 months, or 240 months; and a joint and last survivor annuity. Each annuity option may be elected as a Variable or Fixed Annuity or a combination of the two. Other annuity options may be available from us on request.

OPTIONAL LIVING BENEFIT RIDERS

Certain other optional contract riders may also be available to you for an additional charge. These are sometimes referred to as "living benefits." We currently offer the following single and joint versions of optional living benefit riders, each of which is a guaranteed lifetime withdrawal benefit rider:

  .  MYPATH CORE FLEX (SINGLE AND JOINT),

  .  MYPATH ASCEND (SINGLE AND JOINT),

  .  MYPATH SUMMIT (SINGLE AND JOINT), AND

  .  MYPATH VALUE (SINGLE AND JOINT).

Collectively, these optional riders are sometimes referred to as the MyPath Lifetime Income optional riders.

Only one living benefit may be elected on a contract. When you elect a living benefit rider your investment choices will be limited and you must allocate your entire Contract Value to an allocation option permitted by us. Purchase Payment amounts after your initial Purchase Payment may also be limited. Each optional contract rider may or may not be beneficial to you depending on your specific circumstances and how you intend to use your contract. For example, if you take withdrawals in excess of the annual guaranteed amount(s), it may adversely affect the benefit of the optional contract rider. Each rider also has a charge that applies to it. The charges are discussed in the section entitled "Optional Contract Rider Charges."

Each of the MyPath Lifetime Income optional riders is designed to provide a benefit that guarantees the Owner a minimum annual withdrawal amount beginning on or after a certain date (referred to as the benefit date) and continuing over the lifetime of the Designated life (for Single versions), and over the lifetime of two Designated Lives (for Joint versions), regardless of the underlying Sub-Account performance. The amount received will be in the form of a withdrawal from your Contract Value if the Contract Value is greater than zero. If the Contract Value falls to zero, the amount received will be pursuant to the automatic payment phase. Please be aware that if you withdraw more than the guaranteed annual withdrawal amount, that withdrawal may adversely reduce the amount you can withdraw in future years, and as a result the benefit may be reduced or eliminated.

Once you elect an optional rider, you may not cancel it. Please refer to the section entitled "Optional Living Benefit Riders" later in the Prospectus for a complete description of each rider, its benefits, and it limitations and restrictions. Please also refer to the section entitled "Optional Contract Rider Charges" later in the Prospectus for a complete description of the rider charges.

CONTRACT CHARGES AND EXPENSES

The following contract expense information is intended to illustrate the expenses of the Waddell & Reed Advisors Retirement Builder II Variable Annuity contract. All expenses shown are rounded to the nearest dollar.

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment options. State premium taxes may also be deducted upon annuitization.

OWNER TRANSACTION EXPENSES

  SALES LOAD IMPOSED ON PURCHASES

                  (as a percentage of Purchase Payments)    None

  DEFERRED SALES CHARGE

 . Deferred sales charges may apply to withdrawals, partial surrenders and surrenders.

  (as a percentage of each Purchase Payment)

                         CONTRACT YEARS SINCE PAYMENT B SERIES L SERIES
                         ---------------------------- -------- --------
                                     0-1                 8%       8%
                                     1-2                 8%       8%
                                     2-3                 7%       7%
                                     3-4                 6%       6%
                                     4-5                 6%       0%
                                     5-6                 5%       0%
                                     6-7                 4%       0%
                                     7-8                 3%       0%
                               8 and thereafter          0%       0%
         SURRENDER FEES                                 None     None

         TRANSFER FEE*

           Maximum Charge                               $10*     $10*
           Transfer Charge                              None     None

* (We reserve the right to impose a $10 charge for each transfer when transfer requests exceed 12 in a single Contract Year. Currently this fee is waived.)

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Portfolio company fees and expenses.

                                            B SERIES L SERIES
                                            -------- --------
                  ANNUAL MAINTENANCE FEE**    $50      $50

** (Applies only to contracts where the greater of the Contract Value or Purchase Payments, less withdrawals, is less than $50,000 on the Contract Anniversary and at surrender. Does not apply after annuitization.)

SEPARATE ACCOUNT ANNUAL EXPENSES BEFORE ANNUITY PAYMENTS COMMENCE (as a percentage of average account value)

BASE CONTRACT SEPARATE ACCOUNT CHARGES

                                                                           B SERIES L SERIES
                                                                           -------- --------
Mortality and Expense Risk Charge                                            1.15%    1.55%
Administrative Charge                                                        0.15%    0.15%
                                                                             ----     ----
Total Base Contract Separate Account Annual Expenses (No Optional Riders)    1.30%    1.70%

OPTIONAL SEPARATE ACCOUNT CHARGES

                                                       B SERIES L SERIES
                                                       -------- --------
        Estate Enhancement Benefit II (EEB II) Charge    0.25%    0.25%

MAXIMUM POSSIBLE SEPARATE ACCOUNT CHARGE COMBINATIONS

                                    TOTAL CHARGE:     TOTAL CHARGE:
                                  OPTIONAL CHARGE + OPTIONAL CHARGE +
                                    BASE CONTRACT     BASE CONTRACT
                                      B SERIES          L SERIES
                                  ----------------- -----------------
          Base Contract + EEB II        1.55%             1.95%

(The HAV II, Premier II, MyPath DB, and each of the MyPath Lifetime Income optional riders are not included with the above charges because these charges are calculated on a different basis than the above-described charges.)

OTHER OPTIONAL BENEFIT CHARGES (APPLIES TO B AND L SERIES WHERE APPLICABLE)

----------------------------------------------------------------------------------------------------
                                        CURRENT    MAXIMUM     TO DETERMINE THE
                                        BENEFIT    POSSIBLE      AMOUNT TO BE
                                         CHARGE     CHARGE   DEDUCTED, THE ANNUAL THE BENEFIT CHARGE
                                         ANNUAL     ANNUAL   CHARGE PERCENTAGE IS   IS DEDUCTED ON
           OPTIONAL RIDER              PERCENTAGE PERCENTAGE  MULTIPLIED BY THE:        EACH:
----------------------------------------------------------------------------------------------------
OPTIONAL DEATH BENEFIT RIDERS CURRENTLY OFFERED/1/
----------------------------------------------------------------------------------------------------
Highest Anniversary Value II              0.30%      0.30%      Death Benefit     Quarterly Contract
  (HAV II) Death Benefit Charge/1, 2 /                                               Anniversary
----------------------------------------------------------------------------------------------------
Premier II Death Benefit (PDB II)         0.80%      0.80%      Death Benefit     Quarterly Contract
  Charge/1, 3 /                                                                      Anniversary
----------------------------------------------------------------------------------------------------
MyPath Highest Anniversary Death          0.40%      0.40%   Highest Anniversary
  Benefit -- Single and Joint                                   Death Benefit     Quarterly Contract
  (MyPath DB) Charge/1, 4 /                                                          Anniversary
----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                         CURRENT    MAXIMUM     TO DETERMINE THE
                                         BENEFIT    POSSIBLE      AMOUNT TO BE
                                          CHARGE     CHARGE   DEDUCTED, THE ANNUAL  THE BENEFIT CHARGE
                                          ANNUAL     ANNUAL   CHARGE PERCENTAGE IS    IS DEDUCTED ON
            OPTIONAL RIDER              PERCENTAGE PERCENTAGE  MULTIPLIED BY THE:         EACH:
------------------------------------------------------------------------------------------------------
OPTIONAL LIVING BENEFIT RIDERS CURRENTLY OFFERED/5/
------------------------------------------------------------------------------------------------------
MyPath Core Flex -- Single                 1.20%      2.00%    Greater of Contract  Quarterly Contract
  Charge/5, 6 /                                               Value or Benefit Base    Anniversary
------------------------------------------------------------------------------------------------------
MyPath Core Flex -- Joint Charge/5, 7 /    1.30%      2.00%    Greater of Contract  Quarterly Contract
                                                              Value or Benefit Base    Anniversary
------------------------------------------------------------------------------------------------------
MyPath Ascend -- Single Charge/5, 8 /      1.40%      2.25%    Greater of Contract  Quarterly Contract
                                                              Value or Benefit Base    Anniversary
------------------------------------------------------------------------------------------------------
MyPath Ascend -- Joint Charge/5, 9 /       1.50%      2.25%    Greater of Contract  Quarterly Contract
                                                              Value or Benefit Base    Anniversary
------------------------------------------------------------------------------------------------------
MyPath Summit -- Single Charge/5, 8 /      1.40%      2.25%    Greater of Contract  Quarterly Contract
                                                              Value or Benefit Base    Anniversary
------------------------------------------------------------------------------------------------------
MyPath Summit -- Joint Charge/5, 9 /       1.50%      2.25%    Greater of Contract  Quarterly Contract
                                                              Value or Benefit Base    Anniversary
------------------------------------------------------------------------------------------------------
MyPath Value -- Single Charge/5, 10 /      0.45%      1.00%    Greater of Contract  Quarterly Contract
                                                              Value or Benefit Base    Anniversary
------------------------------------------------------------------------------------------------------
MyPath Value -- Joint Charge/5, 11 /       0.55%      1.00%    Greater of Contract  Quarterly Contract
                                                              Value or Benefit Base    Anniversary
------------------------------------------------------------------------------------------------------

/1/ For each optional death benefit rider, beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the charge will be multiplied by the death benefit (for MyPath DB, it is multiplied by the Highest Anniversary Death Benefit as determined under the rider) on that date and will be deducted proportionately from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled 'Death Benefits -- Optional Death Benefit Riders' for details on how the death benefit (or Highest Anniversary Death Benefit in the case of MyPath DB) is determined. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period. Each rider may only be elected when you submit your application for the contract.

/2/ The annual HAV II charge is equal to 0.30% of the death benefit, and an amount equal to one quarter of the charge (0.075%) will be multiplied by the death benefit every three months, as described above. This option may not be elected in combination with any optional living benefit rider.

/3/ The annual PDB II charge is equal to 0.80% of the death benefit, and an amount equal to one quarter of the charge (0.20%) will be multiplied by the death benefit every three months, as described above. This option may not be elected in combination with any optional living benefit rider.

/4/ The annual MyPath DB charge is equal to 0.40% of the Highest Anniversary
 Death Benefit, and an amount equal to one quarter of the charge (0.10%) will be multiplied by the Highest Anniversary Death Benefit every three months, as described above. It is possible that the death benefit amount under the contract may be higher than the Highest Anniversary Death Benefit amount, but the charge for the rider is based on the Highest Anniversary Death Benefit amount. The MyPath DB -- Single option may only be elected in conjunction with the single version of MyPath Core Flex or MyPath Value. The MyPath DB -- Joint option may only be elected in conjunction with the joint version of MyPath Core Flex or MyPath Value.

/5/ For each optional living benefit rider, beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the current charge will be multiplied by the greater of the Contract Value or the benefit base on that date and will be deducted proportionately from Contract Values allocated to the Variable Annuity Account. The current annual rider charge may increase to no more than the maximum charge shown if your benefit base is reset to the Contract Value. See the section of this Prospectus entitled 'Optional Living Benefit Riders' for details on how the benefit base is determined and how the rider charge could increase. Each rider may only be elected when you submit your application for the contract.

/6/ The annual MyPath Core Flex -- Single charge is equal to 1.20% of the greater of the Contract Value or benefit base, and an amount equal to one quarter of the charge (0.30%) will be multiplied by the greater of the Contract Value or the benefit base every three months, as described above. This option may not be elected in combination with any optional death or living benefit rider, except MyPath DB -- Single.

/7/ The annual MyPath Core Flex -- Joint charge is equal to 1.30% of the of the greater of the Contract Value or benefit base, and an amount equal to one quarter of the charge (0.325%) will be multiplied by the greater of the Contract Value or the benefit base every three months, as described above. This option may not be elected in combination with any optional death or living benefit rider, except MyPath DB -- Joint.

/8/ The annual MyPath Ascend -- Single and MyPath Summit -- Single charge is equal to 1.40% of the of the greater of the Contract Value or benefit base, and an amount equal to one quarter of the charge (0.35%) will be multiplied by the greater of the Contract Value or the benefit base every three months, as described above. These options may not be elected in combination with any optional death or living benefit rider.

/9/ The annual MyPath Ascend -- Joint and MyPath Summit -- Joint charge is equal to 1.50% of the of the greater of the Contract Value or benefit base, and an amount equal to one quarter of the charge (0.375%) will be multiplied by the greater of the Contract Value or the benefit base every three months, as described above. These options may not be elected in combination with any optional death or living benefit rider.

/10/ The annual MyPath Value -- Single charge is equal to 0.45% of the of the greater of the Contract Value or benefit base, and an amount equal to one quarter of the charge (0.1125%) will be multiplied by the greater of the Contract Value or the benefit base every three months, as described above. This option may not be elected in combination with any optional death or living benefit rider, except MyPath DB -- Single.

/11/ The annual MyPath Value -- Joint charge is equal to 0.55% of the of the greater of the Contract Value or benefit base, and an amount equal to one quarter of the charge (0.1375%) will be multiplied by the greater of the Contract Value or the benefit base every three months, as described above. This option may not be elected in combination with any optional death or living benefit rider, except MyPath DB -- Joint.

The next item shows the minimum and maximum total operating expenses charged by the Portfolios (before any waivers or reimbursements) that you may pay periodically during the time that you own the contract. More detail concerning each of the Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

                                                                               MINIMUM MAXIMUM
-                                                                              ------- -------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
(expenses that are deducted from Portfolio assets, including management fees,
distribution and/or service (12b-1) fees, and other expenses)                   0.47%   1.36%

State premium taxes may also be deducted ranging from 0% to 3.5% depending on applicable law. See "Premium Tax" section for more information.

OWNER EXPENSE EXAMPLE

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other Variable Annuity contracts. These costs include Owner transaction expenses, annual maintenance fees, Separate Account annual expenses, and Portfolio company fees and expenses.

Please note:

  .  You may elect only one optional living benefit rider on the contract.

  . You may not elect the HAV II, PDB II, or the EEB II with any optional living benefit rider.

  . You may only elect MyPath DB along with the MyPath Core Flex or MyPath Value optional living benefit riders.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, and uses the Separate Account annual expenses before Annuity Payments commence. The Example is shown using both the least expensive Portfolio (Minimum Fund Expenses) and the most expensive Portfolio (Maximum Fund Expenses) before any reimbursements, with the most expensive contract design over the time period:

  . Base + MyPath DB -- Joint + MyPath Core Flex -- Joint (B and L Series contracts)

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                                                                     IF YOU ANNUITIZE AT THE END OF THE
                             IF YOU SURRENDERED YOUR CONTRACT AT THE AVAILABLE TIME PERIOD OR YOU DO
                             END OF THE APPLICABLE TIME PERIOD         NOT SURRENDER YOUR CONTRACT
                             --------------------------------------- -------------------------------
B SERIES                     1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR    3 YEARS 5 YEARS 10 YEARS
--------                     ------   -------   -------   --------   ------    ------- ------- --------
MAXIMUM FUND EXPENSES
Base + MyPath DB -- Joint +
 MyPath Core Flex -- Joint   $1,309   $2,259    $3,252     $5,559     $509     $1,559  $2,652   $5,559
MINIMUM FUND EXPENSES
Base + MyPath DB -- Joint +
 MyPath Core Flex -- Joint   $1,221   $2,001    $2,833     $4,781     $421     $1,301  $2,233   $4,781

L SERIES
--------
MAXIMUM FUND EXPENSES
Base + MyPath DB -- Joint +
 MyPath Core Flex -- Joint   $1,349   $2,376    $2,840     $5,896     $549     $1,676  $2,840   $5,896
MINIMUM FUND EXPENSES
Base + MyPath DB -- Joint +
 MyPath Core Flex -- Joint   $1,262   $2,120    $2,428     $5,148     $462     $1,420  $2,428   $5,148

NOTE: In the above example, the charge for MyPath Core Flex -- Joint assumes the maximum annual fee rate of 2.00% applies for each of the years. If your rider charge is not at the maximum annual fee rate, then your expenses would be less than those shown above.

Different fees and expenses not reflected in the examples above apply after Annuity Payments commence. Please see the section entitled "Contract Charges and Fees" for a discussion of those expenses. The examples contained in this table should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

SEPARATE ACCOUNT ANNUAL EXPENSES AFTER ANNUITY PAYMENTS COMMENCE (as a percentage of average account value)

This section shows the fees and charges that apply to your contract after Annuity Payments commence.

SEPARATE ACCOUNT BASED CHARGES                                        B SERIES        L SERIES

Mortality and Expense Risk Charge                                       1.20%           1.20%

Administrative Charge                                                   0.15%           0.15%
                                                                   --------------  --------------

Total Base Contract Separate Account Annual Expenses (No Optional
  Riders)                                                               1.35%           1.35%

Optional Separate Account Charges                                  Not Applicable  Not Applicable

OTHER CHARGES                                                         B SERIES        L SERIES

Optional Benefit Charges                                           Not Applicable  Not Applicable

CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

The financial history of each Sub-Account may be found in the appendix under the heading "Condensed Financial Information and Financial Statements." The complete financial statements of the Variable Annuity Account and Minnesota Life are included in the Statement of Additional Information.

THE PORTFOLIOS

Below is a list of the Portfolios, their investment adviser and/or investment sub-adviser. The prospectus for the Portfolios must accompany this Prospectus. Prospectuses for the Portfolios contain more detailed information about each Portfolio, including investment objective and discussion of the Portfolio's investment techniques and risks associated with its investments. No assurance can be given that a Portfolio will achieve its investment objective. YOU SHOULD CAREFULLY READ THESE PROSPECTUSES BEFORE INVESTING IN THE CONTRACT. If you received a summary prospectus for a Portfolio, please follow the directions on the first page of the summary prospectus to obtain a copy of the full Portfolio prospectus.

     FUND/PORTFOLIO            INVESTMENTADVISER       INVESTMENT SUB-ADVISOR
     --------------            -----------------       ----------------------
IVY FUNDS VARIABLE
 INSURANCE PORTFOLIOS
Ivy Funds VIP Asset        Waddell & Reed Investment
 Strategy                  Management Company
Ivy Funds VIP Balanced     Waddell & Reed Investment
                           Management Company
Ivy Funds VIP Bond         Waddell & Reed Investment
                           Management Company
Ivy Funds VIP Core Equity  Waddell & Reed Investment
                           Management Company
Ivy Funds VIP Dividend     Waddell & Reed Investment
 Opportunities             Management Company
Ivy Funds VIP Energy       Waddell & Reed Investment
                           Management Company
Ivy Funds Global Bond      Waddell & Reed Investment
                           Management Company
Ivy Funds VIP Global       Waddell & Reed Investment  Mackenzie Financial
 Natural Resources         Management Company         Corporation
Ivy Funds VIP Growth       Waddell & Reed Investment
                           Management Company
Ivy Funds VIP High Income  Waddell & Reed Investment
                           Management Company
Ivy Funds VIP              Waddell & Reed Investment
 International Core Equity Management Company
Ivy Funds VIP              Waddell & Reed Investment
 International Growth      Management Company
Ivy Funds VIP              Waddell & Reed Investment
 Limited-Term Bond         Management Company
Ivy Funds VIP Micro Cap    Waddell & Reed Investment  Wall Street Associates
 Growth                    Management Company
Ivy Funds VIP Mid Cap      Waddell & Reed Investment
 Growth                    Management Company

     FUND/PORTFOLIO            INVESTMENTADVISER       INVESTMENT SUB-ADVISOR
     --------------            -----------------       ----------------------
Ivy Funds VIP Money Market Waddell & Reed Investment
                           Management Company
Ivy Funds VIP Real Estate  Waddell & Reed Investment  Advantus Capital
 Securities                Management Company         Management, Inc.
Ivy Funds VIP Science and  Waddell & Reed Investment
 Technology                Management Company
Ivy Funds VIP Small Cap    Waddell & Reed Investment
 Growth                    Management Company
Ivy Funds VIP Small Cap    Waddell & Reed Investment
 Value                     Management Company
Ivy Funds VIP Value        Waddell & Reed Investment
                           Management Company
Ivy Funds VIP Pathfinder   Waddell & Reed Investment
 Aggressive                Management Company
Ivy Funds VIP Pathfinder   Waddell & Reed Investment
 Moderately Aggressive     Management Company
Ivy Funds VIP Pathfinder   Waddell & Reed Investment
 Moderate                  Management Company
Ivy Funds VIP Pathfinder   Waddell & Reed Investment
 Moderately Conservative   Management Company
Ivy Funds VIP Pathfinder   Waddell & Reed Investment
 Conservative              Management Company
Ivy Funds VIP Pathfinder   Waddell & Reed Investment  Advantus Capital
 Moderately Aggressive --  Management Company         Management, Inc.
 Managed Volatility
Ivy Funds VIP Pathfinder   Waddell & Reed Investment  Advantus Capital
 Moderate -- Managed       Management Company         Management, Inc.
 Volatility
Ivy Funds VIP Pathfinder   Waddell & Reed Investment  Advantus Capital
 Moderately                Management Company         Management, Inc.
 Conservative -- Managed
 Volatility

DESCRIPTION OF THE CONTRACT

Your contract may be used in connection with certain employer sponsored retirement plans or individual retirement annuities adopted by, or on behalf of, individuals. It may also be purchased by individuals not as a part of any employer sponsored retirement plan or individual retirement annuities. The contract provides for a Variable Annuity or a Fixed Annuity to begin at some future date.

You must complete an application and submit it to us. We will review your application form for compliance with our issue criteria, and if it is accepted, we will issue the contract to you. We currently require each Owner and Annuitant to be 85 years old or less at the time the contract is issued. In some states you may be able to purchase the contract through an automated electronic transmission process. Ask your representative about availability and details. We reserve the right to reject any application for any reason, subject to any applicable nondiscrimination laws and to our own standards and guidelines.

OWNERSHIP, ANNUITANTS, AND BENEFICIARIES

OWNER
You, as the Owner, have all the rights under the contract, both before and after the Annuity Commencement Date. The Owner is designated on the Contract Date. Unless prohibited by law or regulation for a Qualified Contract, you may change the Owner at any time. The new Owner must meet our issue requirements in effect on the date we receive your written request to change the Owner. If the Owner, who is not also the Annuitant, dies on or after the Annuity Commencement Date, the beneficiary will become the new Owner.

Qualified Contracts can only have one Owner. Non-Qualified Contracts can be owned by up to two natural Owners. If a contract has joint Owners, the joint Owners have equal ownership rights and both must authorize any exercising of those ownership rights unless otherwise permitted by us.

If you elect an optional living benefit rider, there may be limitations on having joint Owners or changing Owners. Please see the section of this Prospectus entitled "Optional Living Benefit Riders" for additional information on these limitations.

ANNUITANT
The natural person(s) named as Annuitant upon whose life Annuity Payment benefits will be determined under the contract. The Annuitant's life may also be used to determine the value of death benefits and to determine the Maturity Date. You can change the Annuitant on an individually owned Non-Qualified Contract at any time before the Annuity Commencement Date, but you cannot change the Annuitant if the Owner is not a natural person, such as a trust, corporation or similar entity. If the Annuitant is not the Owner and dies prior to the Annuity Commencement Date, the Owner may name a new Annuitant if the Owner is a natural person. If a new Annuitant is not named, the youngest Owner will become the Annuitant. If the Owner is not a natural person and the Annuitant dies prior to the Annuity Commencement Date, the death will be treated as the death of the Owner, as further described in the section of this Prospectus entitled "Death Benefits."

You may name a joint Annuitant, whose life, together with the Annuitant's, Annuity Payment benefits will be determined under the contract.

If you elect an optional living benefit rider, there may be limitations on having joint Annuitants or changing Annuitants. Please see the section of this Prospectus entitled "Optional Living Benefit Riders" for additional information on these limitations.

Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it. For more information, please see the section of this Prospectus entitled "Death Benefits." You should consult your financial advisor for assistance in designating and changing Owners and Annuitants.

BENEFICIARY
The person, persons or entity designated by you to receive any death benefit proceeds payable prior to the Annuity Commencement Date, or to receive any remaining Annuity Payments payable on the death of the Annuitant after the Annuity Commencement Date. The beneficiary will be the first person on the following list who is alive on the date of death: a surviving natural Owner (if any), the primary (class 1) beneficiary, or the secondary (class 2) beneficiary. If none of the above is alive, proceeds will be paid to your estate, unless the Owner is not a natural person, in which case we will pay the Owner.

If the Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

RIGHT OF CANCELLATION OR "FREE LOOK"

You should read your contract carefully as soon as you receive it. You may cancel your contract within twenty days after its delivery, for any reason, by giving us written notice at: Annuity Services P.O. Box 64628 St. Paul, MN 55164-0628. If you cancel and return your contract during the "free look period", we will refund to you the amount of your Contract Value less the amount of any credit enhancement(s) that were credited to your contract plus any premium tax charges that may have been deducted, or such other amount as required by your state. Purchase Payments will be invested in accordance with your allocation instructions during the free look period. You may bear the investment risk for your Purchase Payments during this period.

Payment of the requested refund will be made to you within seven days after we receive notice of cancellation. In some states, the free look period may be longer. See your contract for complete details regarding your right to cancel.

1035 EXCHANGES OR REPLACEMENTS

If you are considering the purchase of this contract with the proceeds of another annuity or life insurance contract, also referred to as a "Section 1035 Exchange" or "Replacement", it may or may not be advantageous to replace your existing contract with this contract. You should compare both contracts carefully. You may have to pay surrender charges on your old contract and there is a deferred sales charge period for this contract. In addition, the charges for this contract may be higher (or lower) and the benefits or investment options may be different from your old contract. You should not exchange another contract for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest. For additional information regarding the tax impact of Section 1035 Exchanges, see "Federal Tax Status --
Section 1035 Exchanges."

PURCHASE PAYMENTS

You choose when to make Purchase Payments. Your initial Purchase Payment must be at least equal to the following and must be in U.S. dollars:

B Series  $10,000 for Non-Qualified Contracts and $5,000 for Qualified Contracts
L Series  $10,000 for both Non-Qualified Contracts and Qualified Contracts

We may reduce the initial Purchase Payment requirement if you purchase this contract through a 1035 exchange or qualified retirement plan direct transfer from a contract issued by another carrier and at the time of application the value of the other contract(s) meets or exceeds the applicable minimum initial Purchase Payment for this contract, but prior to receipt by us of the proceeds from the other contract(s), the value drops below the minimum initial Purchase Payment requirement due to market conditions.

You must submit this amount along with your application. There may also be limits on the maximum contributions that you can make to employer sponsored retirement plans or Qualified Contracts. Be sure to review your employer sponsored retirement plan's or your Qualified Contract's contribution rules, applicable to your situation.

We will return your initial payment or any subsequent payment within five business days if: (1) your application or instructions fail to specify which Portfolios you desire, or are otherwise incomplete, or (2) you do not consent to our retention of your payment until the application or instructions are made complete and in "good order."

Purchase Payments subsequent to your initial payment must be at least $500 regardless of whether it is a Qualified or Non-Qualified Contract. Total Purchase Payments may not exceed $1,000,000 for the same Owner or Annuitant except with our consent. For purposes of this limitation, we may aggregate other Minnesota Life annuity contracts with this one. Additional Purchase Payments will not be accepted while either the Owner or joint Owner (or Annuitant, if the Owner is not a natural person) qualifies under the hospital and medical care or terminal condition provisions for the waiver of any deferred sales charges. In addition, we reserve the right to refuse to accept additional Purchase

Payments at any time on or after the Contract Date for any reason. We reserve the right to refuse an individual Purchase Payment if appropriate under our policies related to anti-money laundering or stranger owned contracts. Upon advance written notice, we may also exercise our rights under the contract or optional riders to limit or discontinue acceptance of all future Purchase Payments. This means that if we exercise these rights, you will not be able to make additional Purchase Payments and therefore will no longer be able to increase your Contract Value through additional Purchase Payments to the contract. Any guaranteed or optional benefits you may have elected and which are determined by the amount of Purchase Payments will also no longer be able to be increased through any additional Purchase Payments to the contract. You should consider these Purchase Payment limitations, and all other limitations in this contract, and how they may impact your long-term investment plans, especially if you intend on making additional Purchase Payments over a long period of time.

If we exercise these rights, there will be no impact to Purchase Payments received prior to the effective date of the limitation or to benefits already accrued in the contract and/or optional riders. We will apply these limitations in a non-discriminatory manner.

Certain states may not allow future Purchase Payments to be limited beyond the minimum and maximum Purchase Payments stated in the contract or optional rider. See your contract for complete details.

CREDIT ENHANCEMENT AND RECAPTURE

When you make a Purchase Payment to your contract, we will add an amount, called a credit enhancement, to your Contract Value if your cumulative net Purchase Payments meet or exceed $250,000. Cumulative net Purchase Payments are the total of all Purchase Payments we have received for this contract less any prior withdrawals from Contract Value (including associated charges). No credit enhancement will be applied if your cumulative Purchase Payments are less than $250,000.

When we receive a Purchase Payment, we will evaluate whether your contract is eligible for a credit enhancement based on your cumulative net Purchase Payments, according to the following schedule:

        CUMULATIVE NET PURCHASE PAYMENTS  CREDIT ENHANCEMENT PERCENTAGE
        --------------------------------  -----------------------------
             $250,000-$499,999.99                     0.25%
             $500,000-$749,999.99                     0.50%
             $750,000-$999,999.99                     0.75%
              $1,000,000 or more                      1.00%

The amount of the credit enhancement will be calculated as follows:

   a.  cumulative net Purchase Payments; multiplied by

   b.  the applicable credit enhancement percentage from the table above; minus

   c.  any credit enhancements previously applied to Contract Value.

The credit enhancement will be added to your Contract Value and allocated to the Sub-Accounts of the Variable Annuity Account and the Guaranteed Interest Options in the same proportion as the Purchase Payment that triggers the credit enhancement calculation.

We will take back, or recapture, credit enhancements in the following circumstances:

   1) If you return your contract under the right of cancellation/free look provision, we will deduct an amount equal to all of the credit enhancements added to your contract;

   2) If a death benefit is paid, we will deduct an amount equal to all credit enhancements added to your contract within 12 months of the date any amounts are paid out as a death benefit; and

   3) If you apply amounts to provide Annuity Payments (i.e., annuitize) we will recapture all credit enhancements added to your contract within 12 months of the date you apply amounts to provide Annuity Payments.

We will never recapture more than the dollar amount of the credit enhancement added to your contract. In other words, we do not recapture investment gain or earnings attributable to credit enhancements. However, decreases in your contract's Sub-Account values, which includes the value of the Accumulation Units attributable to credit enhancements, does not diminish the dollar amount subject to recapture. Therefore, additional Accumulation Units must become subject to recapture as the value of Accumulation Units decreases. Stated differently, you bear the investment risk for the credit enhancements added to your contract because the proportionate share of any contract Owner's variable Contract Value that we recapture increases as the variable Contract Value decreases. This has the potential to dilute somewhat the contract Owner's interest in their contract as compared to other contract owners who do not trigger the recapture provision. Finally, because it is not administratively feasible to track unvested credit enhancements, we are unable to refund any asset based fees or charges that might be applied to credit enhancements which are subsequently recaptured.

The credit enhancements are treated as earnings for federal tax purposes. Credit enhancements are also treated as earnings, not Purchase Payments, when you calculate a benefit, such as an optional benefit, under the contract. Some of the guaranteed and optional benefits under this contract have an initial benefit value equal to the amount of your Purchase Payments. Since the credit enhancement is not treated as a Purchase Payment, it will not increase the initial value of that benefit. If however, a benefit calculation uses the Contract Value, such as when a benefit "resets", the current value of the credit enhancement will be reflected in the guaranteed or optional benefit.

The death benefit provided with the contract, each optional death benefit rider (except EEB II), and each optional living benefit rider has an initial benefit value based on Purchase Payments. For examples of how the credit enhancement may impact the initial values of a particular optional living benefit, please see Appendix D.

The deferred sales charges may be higher and the deferred sales charge period may be longer than other products that do not offer a credit enhancement. Also, the mortality and expense risk charge may be higher than that charged under other products which, in some cases, offer comparable features, but which have no credit enhancement. We use a portion of the deferred sales charge and mortality and expense risk charge to recover the cost of providing the credit enhancement and to the extent these amounts exceed our costs we expect to make a profit.

There may be circumstances under which the contract Owner may be worse off from having received the credit enhancement. For example, if the contract Owner cancels the contract during the free look period, we recapture the dollar value of all of the credit enhancements that had been credited to your contract. If the state law provides that Contract Value is returned on a free look, and if the performance of the applicable Sub-Accounts has been negative during that period, we will return the Contract Value less the credit enhancement(s). The negative performance associated with the credit enhancement will reduce the Contract Value more than if the credit enhancement had not been applied.

AUTOMATIC PURCHASE PLAN

If you elect to establish an Automatic Purchase Plan (APP), the minimum subsequent Purchase Payment amount is reduced to $100. You may elect Purchase Payments to occur on a bi-weekly, monthly, bi-monthly, quarterly, semi-annual or annual basis. You must also select which day of the month you would like your APP draft to occur. You may select from the 1st day of the month through the 25th day. If the date you selected falls on a date that is not a Valuation Date, for example because it is a holiday or weekend, the transaction will be processed on the next Valuation Date. An APP is not available if the contract is a Simplified Employee Pension (SEP) IRA.

PURCHASE PAYMENT ALLOCATION OPTIONS

Your Purchase Payments may be allocated to a Portfolio of the Variable Annuity Account or to the DCA Fixed Account. There is no minimum amount which must be allocated to any of the allocation options. You may only allocate your Purchase Payments or Contract Value to the Fixed Account after you have elected to begin Fixed Annuity Payments.

CUSTOMCHOICE ALLOCATION OPTION

In conjunction with certain living benefit riders you may have the option of participating in the CustomChoice Allocation Option. Currently, this option is available if you purchase single or joint versions of MyPath Core Flex or MyPath Value. This option is an asset allocation approach that is intended to offer you a variety of investment options while also allowing us to limit some of the risk that we take when offering living benefit riders. IN PROVIDING THIS ALLOCATION OPTION, MINNESOTA LIFE IS NOT PROVIDING INVESTMENT ADVICE OR MANAGING THE ALLOCATIONS UNDER YOUR CONTRACT. THIS IS NOT AN INVESTMENT ADVISORY ACCOUNT. IF YOU PARTICIPATE IN THIS OPTION YOU HAVE SOLE AUTHORITY TO MAKE INVESTMENT ALLOCATION DECISIONS WITHIN THE DEFINED LIMITATIONS. If you choose to participate in this option you must allocate 100% of your Contract Value within the limitations set forth below.

You may transfer your Contract Value among the Fund options within a group or among Funds in different groups provided that after the transfer your allocation meets the limitations below. Transfers between Funds within the CustomChoice Allocation Option will be validated against the limitations based on Contract Values as of the Valuation Date preceding the transfer. We will reject any allocation instructions that do not comply with the limitations.

If we receive an instruction that will result in an allocation that does not comply with the allocation limitations, we will notify you either through your financial representative or directly via phone or email. The DCA Fixed Account option is not available if you participate in the CustomChoice Allocation Option.

In selecting an allocation option, you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You may also wish to ask your representative for assistance in selecting an option. ASSET ALLOCATION DOES NOT ENSURE A PROFIT OR PROTECT AGAINST A LOSS IN A DECLINING MARKET.

To participate in the CustomChoice Allocation Option you must allocate 100% of your Contract Value to Groups A, B, C, D, and E, according to the following limitations:

    Group A -- a MINIMUM of 30% and MAXIMUM of 60% of your total allocation, but no more than 30% of your total allocation may be allocated to any single Fund in Group A

    Group B -- a MINIMUM of 40% and MAXIMUM of 70% of your total allocation

    Group C -- a MAXIMUM of 30% of your total allocation

    Group D -- a MAXIMUM of 10% of your total allocation

    Group E -- a MAXIMUM of 5% of your total allocation

Please note -- the above percentage limitations require that you allocate a minimum of 30% of your Contract Value to Group A and a minimum of 40% of your Contract Value to Group B. You are not required to allocate anything to Groups C, D, or E.

The underlying Funds in each subgroup are:

GROUP A (30% - 60% - NO MORE THAN 30% IN ANY SINGLE FUND)

             -----------------------------------------------------
             IVY FUNDS VARIABLE           .  Ivy Funds VIP Money
             INSURANCE PORTFOLIOS            Market
               .  Ivy Funds VIP Bond
               .  Ivy Funds VIP
                  Limited-Term Bond
             -----------------------------------------------------

GROUP B (40% - 70%)

             -----------------------------------------------------
             IVY FUNDS VARIABLE           .  Ivy Funds VIP
             INSURANCE PORTFOLIOS            Pathfinder
               .  Ivy Funds VIP              Moderately
                  Pathfinder Moderate        Aggressive --
                  -- Managed Volatility      Managed Volatility
                                          .  Ivy Funds VIP
                                             Pathfinder
                                             Moderately
                                             Conservative --
                                             Managed Volatility
             -----------------------------------------------------

GROUP C (UP TO 30%)

 -----------------------------------------------------------------------------
 IVY FUNDS VARIABLE INSURANCE             .  Ivy Funds VIP Pathfinder
 PORTFOLIOS                                  Aggressive
   .  Ivy Funds VIP Asset Strategy        .  Ivy Funds VIP Pathfinder
   .  Ivy Funds VIP Balanced                 Moderately Aggressive
   .  Ivy Funds VIP Core Equity           .  Ivy Funds VIP Pathfinder Moderate
   .  Ivy Funds VIP Dividend              .  Ivy Funds VIP Pathfinder
      Opportunities                          Moderately Conservative
   .  Ivy Funds VIP Growth                .  Ivy Funds VIP Pathfinder
   .  Ivy Funds VIP Value                    Conservative
 -----------------------------------------------------------------------------

GROUP D (UP TO 10%)

             -----------------------------------------------------
             IVY FUNDS VARIABLE           .  Ivy Funds VIP
             INSURANCE PORTFOLIOS            International Growth
               .  Ivy Funds VIP Global    .  Ivy Funds VIP Mid
                  Bond                       Cap Growth
               .  Ivy Funds VIP           .  Ivy Funds VIP Small
                  International Core         Cap Growth
                  Equity                  .  Ivy Funds VIP Small
                                             Cap Value
             -----------------------------------------------------

GROUP E (UP TO 5%)

             -----------------------------------------------------
             IVY FUNDS VARIABLE           .  Ivy Funds VIP High
             INSURANCE PORTFOLIOS            Income
               .  Ivy Funds VIP Energy    .  Ivy Funds VIP Micro
               .  Ivy Funds VIP Global       Cap Growth
                  Natural Resources       .  Ivy Funds VIP Real
                                             Estate Securities
                                          .  Ivy Funds VIP
                                             Science and
                                             Technology
             -----------------------------------------------------

REBALANCING

If you elect to use the CustomChoice Allocation Option, your Contract Value will automatically be rebalanced each quarter. When we rebalance your Contract Value we will transfer amounts between Sub-Accounts so that the allocations when the rebalancing is complete are the same as the most recent allocation instructions we received from you. The rebalancing will occur on the same day of the month as the Contract Date. If the Contract Date is after the 25th of the month, rebalancing will occur on the first business day of the following month. If the quarterly rebalancing date does not fall on a business date, the rebalancing will occur on the next business date. REBALANCING DOES NOT GUARANTEE AN INVESTMENT RETURN IN YOUR CONTRACT VALUE.

POSSIBLE CHANGES

We reserve the right to add, remove, or change the groups, the Funds within each group, or the percentage limitations for each group. We will notify you of any such change. If there is a change, you will not need to change your then-current allocation instructions. However, the next time you make a Purchase Payment, reallocation request or transfer request, we will require that your allocation instructions comply with the limitations in effect at the time of the Purchase Payment, reallocation request or transfer request. If an Owner makes an allocation change request to a group or Fund that is no longer available, the Owner will be obligated to provide a new allocation instruction to a group or Fund available at the time of the request. Until your next Purchase Payment, transfer request or reallocation request, quarterly rebalancing will continue to be based on the most recent allocation instructions we received from you.

TERMINATION

To terminate participation in the CustomChoice Allocation Option you must allocate your entire Contract Value to another allocation plan approved for use with the rider you have elected.

TRANSFERS

Values may be transferred between or among the Portfolios of the Variable Annuity Account. You may effect transfers or change allocation of future Purchase Payments by written request, internet (through our eService Center), or telephone transfer. We will make the transfer on the basis of Accumulation Unit values next determined after receipt of your request at our home office. You may not transfer into the DCA Fixed Account. Only new Purchase Payments may be allocated to the DCA Fixed Account. You also may not transfer into the Fixed Account. Contract Value will only be allocated to the Fixed Account after you have elected a Fixed Annuity.

Unless stated otherwise, the same conditions and procedures that apply to written requests apply to telephone requests including any faxed requests. We have procedures designed to provide reasonable assurance that telephone or faxed authorizations are genuine. To the extent that we do not have procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We require Owners or persons authorized by them to provide identifying information to us, we record telephone instruction conversations and we provide you with written confirmations of your telephone or faxed transactions.

There is generally no dollar amount limitation on transfers. (Additional limitations apply in the case of systematic transfer arrangements. See "Systematic Transfer Arrangements.")

No deferred sales charge will be imposed on transfers. In addition, there is currently no charge for transfers. However, we reserve the right to charge up to $10 per transfer if you make more than 12 transfers in any single Contract Year.

During periods of marked economic or market changes, you may experience difficulty making a telephone request due to the volume of telephone calls. If that occurs, you should consider submitting a written request while continuing to attempt your transaction request.

MARKET TIMING AND DISRUPTIVE TRADING

This contract is not designed to be used as a vehicle for frequent trading (i.e., transfers) in response to short-term fluctuations in the securities markets, often referred to generally as "market timing." Market timing activity and frequent trading in your contract can disrupt the efficient management of the underlying Portfolios and their investment strategies, dilute the value of Portfolio shares held by long-term shareholders, and increase Portfolio expenses (including brokerage or other trading costs) for all Portfolio shareholders, including long-term Owners invested in affected Portfolios who do not generate such expenses. It is the policy of Minnesota Life to discourage market timing and frequent transfer activity, and, when Minnesota Life becomes aware of such activity, to take steps to attempt to minimize the effect of frequent trading activity in affected Portfolios. You should not purchase this contract if you intend to engage in market timing or frequent transfer activity.

We have developed policies and procedures to detect and deter market timing and other frequent transfers, and we will not knowingly accommodate or create exceptions for Owners engaging in such activity. We employ various means to attempt to detect and deter market timing or other abusive transfers. However, our monitoring may be unable to detect all harmful trading nor can we ensure that the underlying Portfolios will not suffer disruptions or increased expenses attributable to market timing or abusive transfers resulting from other insurance carriers which invest in the same Portfolios. In addition, because market timing can only be detected after it has occurred to some extent, our policies to stop market timing activity do not go into effect until after we have identified such activity.

We reserve the right to restrict the frequency of -- or otherwise modify, condition or terminate -- any transfer method(s). Your transfer privilege is also subject to modification if we determine, in our sole discretion, that the exercise of the transfer privilege by one or more Owners is or would be to the disadvantage of other Owners. Any new restriction that we would impose will apply to your contract without regard to when you purchased it. We also reserve the right to implement, administer, and charge you for any fees or restrictions, including redemption fees that may be imposed by an underlying Portfolio attributable to transfers in your contract. We will consider one or more of the following factors:

  .  the dollar amount of the transfer(s);

  . whether the transfers are part of a pattern of transfers that appear designed to take advantage of market inefficiencies;

  . whether an underlying Portfolio has requested that we look into identified unusual or frequent activity in a Portfolio;

  .  the number of transfers in the previous calendar quarter;

  . whether the transfers during a quarter constitute more than two "round trips" in a particular Portfolio. A round trip is a purchase into a Portfolio and a subsequent redemption out of the Portfolio, without regard to order.

In the event your transfer activity is identified as disruptive or otherwise constitutes a pattern of market timing, you will be notified in writing that your transfer privileges will be restricted in the future if the activity continues. Upon our detecting further prohibited activity, you will be notified in writing that your transfer privileges are limited to transfer requests delivered via regular U.S. mail only. No fax, voice, internet, courier or express delivery requests will be accepted. The limitations for the transfer privileges in your contract will be permanent.

In addition to our market timing procedures, the underlying Portfolios may have their own market timing policies and restrictions. While we reserve the right to enforce the Portfolios' policies and procedures, Owners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Portfolios, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide the Portfolio promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Portfolios.

None of these limitations apply to transfers under systematic transfer programs such as Dollar Cost Averaging or Automatic Portfolio Rebalancing.

SPECULATIVE INVESTING

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme. Your contract may not be traded on any stock exchange or secondary market. By purchasing this contract you represent and warrant that you are not using this contract, or any of its riders, for speculation arbitrage, viatication or any other type of collective investment scheme.

SYSTEMATIC TRANSFER ARRANGEMENTS

We offer certain systematic transfer arrangements including rebalancing and two dollar cost averaging options: (1) regular Dollar Cost Averaging ("DCA") and
(2) the DCA Fixed Account option. You may elect either rebalancing or regular DCA to occur on a monthly, quarterly, semi-annual or annual basis. However, you may not elect more than one of these systematic transfer arrangements on the same contract at the same time. You must also select the day of the month you would like the transaction to be processed (ranging from the 1st to the 25th day of the month). If the transaction is after annuitization, the date must range from the 2nd to the 25th day of the month. If a transaction cannot be completed on that date, for example, because it's a weekend or holiday, it will be processed on the next Valuation Date. There will be no charge for any of the systematic transfer arrangements described below, and they will not count toward your 12 transfers in any single Contract Year described above.

    AUTOMATIC PORTFOLIO REBALANCING

Rebalancing is a technique where you instruct us to re-allocate specific Portfolios periodically to a predetermined percentage. We will re-allocate your Portfolios based on the designated date, frequency and percentage instructions you provide to us.

Rebalancing will not affect your allocation of future Purchase Payments and is not limited to a maximum or minimum number of Portfolios. If you elect an optional living benefit, and you have elected the CustomChoice Allocation option, your Contract Value will automatically be rebalanced each quarter.

If you elect a Variable Annuity, you may instruct us to rebalance the variable Sub-Accounts. Rebalancing is not available for any portion that is a Fixed Annuity.

    DOLLAR COST AVERAGING

Dollar Cost Averaging ("DCA") is another type of systematic transfer arrangement. DCA is an investment technique by which you invest a set amount of money at regular intervals. This technique averages the cost of the units you purchase over the period of time and may help to even out the market's volatility in your Sub-Account. DCA is not available if you elect an optional living benefit that contains asset allocation requirements.

For the "regular" DCA, you must tell us the Sub-Accounts in your contract that you wish to transfer amounts out of as well as the Sub-Accounts into which you wish the amounts transferred. In addition, you must instruct us as to the dollar amount (or percentage amount) you wish transferred and the frequency (monthly, quarterly, semi-annual or annual). You must also select the day of the month you would like the transaction to be processed (ranging from the 1st to the 25th day of the month).

Your "regular" DCA instructions will remain active until the Sub-Account is depleted in the absence of specific instructions otherwise. DCA will not affect your allocation of future Purchase Payments, is not limited to a maximum or minimum number of Portfolios, and is not available after you annuitize.

    DCA FIXED ACCOUNT OPTION

The DCA Fixed Account option also allows you to dollar cost average. The DCA Fixed Account option may only be used for new Purchase Payments to the contract -- you may not transfer into it from other investment options.

Purchase Payment amounts that you allocate to the DCA Fixed Account will be held in a fixed account which credits interest at an annual rate at least equal to the minimum guaranteed interest rate shown in your contract. Beginning one month following the date a Purchase Payment is allocated to the DCA Fixed Account, a portion of the amount allocated will be systematically transferred over an established period of time (currently either 6 months or 12 months) to Sub-Accounts of the Variable Annuity Account that you have elected. If the systematic transfer would occur on or after the 26th day of the month, then the systematic transfer will be on the first day of the following month instead.

Each month thereafter a portion of the allocated Purchase Payment will be transferred to the designated Sub-Accounts until the DCA Fixed Account has been depleted. In the event you allocate additional Purchase Payments to the DCA Fixed Account during the period selected, those additional amounts will be transferred over the remainder of the period. If you allocate Purchase Payments to the DCA Fixed Account after it is depleted, a new period of time will be started, as selected by you.

The DCA Fixed Account is not available with Automatic Purchase Plans or in combination with any other systematic transfer arrangement. The DCA Fixed Account is not available if you elect an optional living benefit that contains asset allocation requirements.

If you wish to terminate this systematic transfer prior to the end of the period, you may instruct us to do so. Any remaining amount held in the DCA Fixed Account at that time will be transferred to the Sub-Accounts you elected as of the Valuation Date coincident with or next following the date you instruct us to terminate the transfers. In the event you die prior to the end of the period, the amount remaining in your DCA Fixed Account when we receive notice of your death will be transferred to the money market Sub-Account.

The DCA Fixed Account is not available after you annuitize. Amounts held in the DCA Fixed Account are part of our General Account. To the extent permitted by law we reserve the right at any time to stop accepting new Purchase Payments to the DCA Fixed Account.

Below is an example designed to show how transfers from the DCA Fixed Account might work:

                           DCA FIXED ACCOUNT EXAMPLE

                                     PURCHASE
                         DCA FIXED   PAYMENTS
                          ACCOUNT  ALLOCATED TO                         DCA FIXED
TRANSACTION               BEFORE        DCA      TRANSFER TO SELECTED ACCOUNT AFTER
   DATE      TRANSACTION ACTIVITY  FIXED ACCOUNT     SUB-ACCOUNTS       ACTIVITY
-----------  ----------- --------- ------------- -------------------- -------------
  June 1      Purchase      --       20,000.00            --            20,000.00
              Payment

  July 1      Monthly    20,032.58      --             1,669.38         18,363.20
              Transfer                              (=20,032.58/12)

 August 1     Monthly    18,394.11      --             1,672.19         16,721.92
              Transfer                              (=18,394.11/11)

 August 15    Purchase   16,734.63   10,000.00            --            26,734.63
              Payment

September 1   Monthly    26,759.30      --             2,675.93         24,083.37
              Transfer                              (=26,759.30/10)

To illustrate the DCA Fixed Account, assume a contract is issued on June 1. At this time, Purchase Payments totaling $20,000 are allocated to the 12 month DCA Fixed Account. Assume the interest rate as of June 1 for the 12 month DCA Fixed Account option is 2%.

On July 1, one month after the first Purchase Payment into the DCA Fixed Account, the DCA Fixed Account value with interest is $20,032.58. There are 12 monthly transfers remaining from the DCA Fixed Account. Therefore, an amount of $1,669.38 ($20,032.58 /12) is transferred into the variable Sub-Accounts you previously selected.

On August 1, two months after the initial Purchase Payment into the DCA Fixed Account, the DCA Fixed Account value with interest is $18,394.11. There are 11 monthly transfers remaining in the period. Therefore, an amount of $1,672.19 ($18,394.11 /11) is transferred into the variable Sub-Accounts you previously selected.

On August 15, the value of the DCA Fixed Account is $16,734.63. An additional Purchase Payment of $10,000 is allocated to the DCA Fixed Account resulting in a DCA Fixed Account value of $26,734.63. Since this additional Purchase Payment was made during the 12 month period originally established on June 1, the resulting DCA Fixed Account Value will be transferred over the remaining 10 monthly transfers.

On September 1, three months after the initial Purchase Payment into the DCA Fixed Account, the DCA Fixed Account value with interest is $26,759.30. There are 10 monthly transfers remaining in the period. Therefore, an amount of $2,675.93 ($26,759.30 /10) is transferred into the variable Sub-Accounts you previously selected.

This process will continue, with transfers being made monthly, until the end of the 12 month period. The final transfer will occur on June 1 of the following year. Following this transfer, the DCA Fixed Account value will equal zero.

PURCHASE PAYMENTS AND VALUE OF THE CONTRACT

    CREDITING ACCUMULATION UNITS

During the accumulation period each Purchase Payment is credited on the Valuation Date on or following the date we receive the Purchase Payment at our home office. We will credit your Purchase Payments allocated to the Variable Annuity Account, to your contract in the form of Accumulation Units. The number of Accumulation Units credited with respect to each Purchase Payment is determined by dividing the portion of the Purchase Payment allocated to each Sub-Account by the then current Accumulation Unit value for that Sub-Account.

The number of Accumulation Units so determined shall not be changed by any subsequent change in the value of an Accumulation Unit, but the value of an Accumulation Unit will vary from Valuation Date to Valuation Date to reflect the investment experience of the Portfolio(s).

We will determine the value of Accumulation Units on each day on which each Portfolio is valued. The net asset value of the Portfolios' shares shall be computed once daily, and, in the case of money market Portfolio, after the declaration of the daily dividend, as of the close of the New York Stock Exchange ("Exchange") (generally, 3:00 p.m., Central Time), on each day, Monday through Friday, except:

  . days on which changes in the value of that Portfolio's securities will not materially affect the current net asset value of that Portfolio's shares;

  . days during which none of that Portfolio's shares are tendered for redemption and no order to purchase or sell that Portfolio's shares is received by that Portfolio; and

  . customary national business holidays on which the Exchange is closed for trading.

The value of Accumulation Units for any given Sub-Account will be the same for all Purchase Payments we receive at our home office on that day prior to the close of the Exchange. Purchase Payments received after the close of business of the Exchange will be priced on the next Valuation Date.

In addition to providing for the allocation of Purchase Payments to the Sub-Account of the Variable Annuity Account, the contracts allow you to allocate Purchase Payments to the DCA Fixed Account for accumulation at a guaranteed interest rate.

    VALUE OF THE CONTRACT

The Contract Value of your contract at any time prior to when Annuity Payments begin can be determined by multiplying the number of Accumulation Units of each Portfolio to which you allocate values by the current value of those units and then adding the values so calculated. Then add to that amount any value you have allocated to the Guaranteed Interest Options. There is no assurance that your Contract Value will equal or exceed your Purchase Payments.

    ACCUMULATION UNIT VALUE

The value of an Accumulation Unit for each Sub-Account of the Variable Annuity Account was set at $1.000000 on the first Valuation Date of the Sub-Account. The value of an Accumulation Unit on any subsequent Valuation Date is determined by multiplying:

  . the value of that Accumulation Unit on the immediately preceding Valuation Date by,

  . the Net Investment Factor for the applicable Sub-Account (described below) for the valuation period just ended.

The value of an Accumulation Unit any day other than a Valuation Date is its value on the next Valuation Date.

NET INVESTMENT FACTOR FOR EACH VALUATION PERIOD

The Net Investment Factor is an index used to measure the investment performance of a Sub-Account of the Variable Annuity Account from one valuation period to the next. For any Sub-Account, the Net Investment Factor for a valuation period is the gross investment rate for that Sub-Account for the valuation period, less a deduction for the mortality and expense risk charge at the current rate of 1.15% for B Series and 1.55% for L Series per annum (1.20% per annum after annuitization) and a deduction for the administrative charge at the current rate of 0.15% per annum. If you elected an optional benefit with a daily Separate Account charge, the charge associated with that option will also be deducted.

The gross investment rate may be positive or negative and is equal to:

  . the net asset value per share of a Portfolio share held in a Sub-Account of the Variable Annuity Account determined at the end of the current valuation period, plus

  . the per share amount of any dividend or capital gain distribution by the Portfolio if the "ex-dividend" date occurs during the current valuation period, divided by,

  . the net asset value per share of that Portfolio share determined at the end of the preceding valuation period.

REDEMPTIONS, WITHDRAWALS AND SURRENDER

Prior to the date Annuity Payments begin you may make partial withdrawals from your contract in amounts of at least $250. We will waive the minimum withdrawal amount:

  . on withdrawals where a systematic withdrawal program is in place and the smaller amount satisfies the minimum distribution requirements of the Code, or

  . when the withdrawal is requested because of an excess contribution to a Qualified Contract.

To request a withdrawal or surrender (including 1035 exchanges) you may submit to Annuity Services a fully completed and signed surrender or withdrawal form authorized by Minnesota Life. You may also request certain partial withdrawals by telephone if we have a completed telephone authorization on file. Contact Annuity Services for details.

Unless stated otherwise, the same conditions and procedures that apply to written requests apply to telephone requests including any faxed requests. We require Owners or persons authorized by them to provide identifying information to us, we record telephone instruction conversations and we provide you with written confirmations of your telephone or faxed transactions. Minnesota Life will not be liable for any loss, expense, or cost arising out of any requests that we reasonably believe to be authentic.

During periods of marked economic or market changes, you may experience difficulty making a telephone request due to the volume of telephone calls. If that occurs, you should consider submitting a written request while continuing to attempt your transaction request. We also reserve the right to suspend or limit telephone transactions.

Withdrawal values will be determined as of the Valuation Date we receive your written withdrawal request at our home office. Unless you tell us otherwise, withdrawals (including systematic withdrawals) will be made from the Variable Annuity Account and any amounts in the DCA Fixed Account on a proportionate basis.

Your Contract Value will be reduced by the amount of your withdrawal and any applicable deferred sales charge.

If a withdrawal leaves you with a Contract Value of less than $2,000, we may elect to treat your withdrawal as a full surrender of your contract and send you your contract's surrender value, as calculated below.

Before Annuity Payments begin, you may surrender the contract for its surrender value. You will receive the surrender value in a single lump sum. The surrender value of your contract is the Contract Value computed as of the Valuation Date your surrender request is received, reduced by any applicable deferred sales charge. In lieu of a lump sum payment, you may elect an annuity. In most cases, once Annuity Payments begin, you cannot surrender the annuity benefits and receive a single sum instead (see "Electing the Retirement Date and Annuity Option" for more information).

MODIFICATION AND TERMINATION OF THE CONTRACT

Your contract may be modified at any time by written agreement between you and us. However, no such modification will adversely affect your rights under the contract unless the modification is made to comply with a law or government regulation. You will have the right to accept or reject the modification.

The contract permits us to cancel your contract, and pay you its Contract Value if:

  . no Purchase Payments are made for a period of two or more full Contract Years, and

  . the total Purchase Payments made, less any withdrawals and associated charges, are less than $2,000, and

  .  the Contract Value of the contract is less than $2,000.

We will notify you, in advance, of our intent to exercise this right in our annual report to you about the status of your contract. We will cancel the contract ninety days after the Contract Anniversary unless we receive an additional Purchase Payment before the end of that ninety day period. We will not terminate your contract solely because of poor Sub-Account performance. If we do elect to terminate your contract under this provision, no deferred sales charge will apply.

ASSIGNMENT

If the contract is a Qualified Contract, then:

  . your interest may not be assigned, sold, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, and

  . to the maximum extent permitted by law, benefits payable under the contract shall be exempt from the claims of creditors.

If the contract is a Non-Qualified Contract, any person's interest in the contract may be assigned. You should discuss the tax consequences with your tax advisor.

We will not be bound by any assignment until we have recorded written notice of it at our home office. We are not responsible for the validity of any assignment. An assignment will not apply to any payment or action made by us before it was recorded. Any payments to an assignee will be paid in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

DEFERMENT OF PAYMENT

We will make all payments (including withdrawals, surrenders, and Annuity Payments) and transfers within seven days after the date the transaction request is received by us in good order, unless the payment or transfer is postponed for:

  . any period during which the Exchange is closed other than customary weekend and holiday closings, or during which trading on the Exchange is restricted, as determined by the Securities and Exchange Commission ("SEC");

  . any period during which an emergency exists as determined by the SEC as a result of which it is not reasonably practical to dispose of securities in the Portfolio(s) or to fairly determine the value of the assets of the Portfolio(s); or

  .  other periods the SEC by order permits for the protection of the Owners.

See the section entitled "The General Account" for additional restrictions on withdrawals from the General Account.

CONFIRMATION STATEMENTS AND REPORTS

You will receive confirmation statements of any unscheduled Purchase Payment, transfer, or withdrawal; surrender; and payment of any death benefit. Quarterly statements will be made available to you with certain contract information. However, we may not deliver a quarterly statement if you do not have any transactions during that quarter. Statements will include the number of Accumulation Units in your contract, current value of those units and the contract's total value. Scheduled transactions such as systematic withdrawals, Automatic Purchase Plans and systematic transfers will be shown on your quarterly statement following the transaction. It will also include information related to any amount you have allocated to the DCA Fixed Account.

CONTRACT CHARGES AND FEES

DEFERRED SALES CHARGE

No sales charge is deducted from a Purchase Payment made for this contract at the time of its receipt. However, when a contract's value is reduced by a withdrawal or a surrender, a deferred sales charge ("DSC") may be deducted. The DSC may be referred to as a surrender charge in the contract in some states. The DSC applies to the total amount withdrawn, including the DSC (see example below). A deferred sales charge of up to 8% may apply to partial withdrawals and surrenders. The DSC will be deducted proportionately from the DCA Fixed Account and all Sub-Accounts from which withdrawals are made. This is designed to compensate us for the distribution expenses of the contract. To the extent the sales expenses are not recovered from the sales charge, we will recover them from our other assets or surplus, including profits from mortality and expense risk charges.

The schedule in the table is applied separately to each Purchase Payment. All Purchase Payments will be allocated to a withdrawal or a surrender for this purpose on a first-in, first-out basis. This means that the withdrawal or surrender will be taken from the oldest Purchase Payment first. It applies only to withdrawal or surrender of Purchase Payments. The applicable DSC percentage is as shown in the table below:

                CONTRACT YEARS SINCE PAYMENT  B SERIES L SERIES
                ----------------------------  -------- --------
                           0-1                   8%       8%
                           1-2                   8%       8%
                           2-3                   7%       7%
                           3-4                   6%       6%
                           4-5                   6%       0%
                           5-6                   5%       0%
                           6-7                   4%       0%
                           7-8                   3%       0%
                     8 and thereafter            0%       0%

The amount of the DSC is determined by:

  . calculating the number of years each Purchase Payment being withdrawn has been in the contract;

  . multiplying each Purchase Payment withdrawn by the appropriate sales charge percentage in the table; and

  . adding the DSC from all Purchase Payments so calculated. This amount is then deducted from your Contract Value.

EXAMPLE Assuming that all amounts to be withdrawn are subject to a DSC in a B Series contract. If the Owner requests a withdrawal of $1,000, and the applicable sales charge is 8% (because the Purchase Payment was made within the last 2 years), the Owner will receive $1,000, the sales charge will be $86.96 (which represents the sales charge applied to the total amount withdrawn, including the sales charge) and the total withdrawal amount deducted from the Contract Value will equal $1,086.96.

The DSC will not apply to:

  . Amounts withdrawn in any Contract Year that are less than or equal to the annual "free amount." The free amount is equal to 10% of any Purchase Payments not previously withdrawn and received by us during the current Contract Year plus the greater of: (1) Contract Value less Purchase Payments not previously withdrawn, each as of the most recent Contract Anniversary; or (2) 10% of the sum of Purchase Payments not previously withdrawn and still subject to DSC as of the most recent Contract Anniversary. The free amount does not apply upon a surrender.

  . The difference, in any Contract Year, between a required minimum distribution due (according to Internal Revenue Service (IRS) rules) on this contract for a single calendar year and any annual "free amount" allowed. However, if you withdraw the required minimum distribution for two calendar years in a single Contract Year, DSC may apply. Amounts withdrawn to satisfy the required minimum distribution will reduce the free amount available for the Contract Year. We may modify or eliminate this right if there is any change to the Code or regulations regarding required minimum distributions, including guidance issued by the IRS.

  . Amounts withdrawn to pay the annual maintenance fee, any transfer charge, or any periodic charge for an optional benefit rider.

  . Amounts payable as a death benefit upon the death of the Owner or the Annuitant, if applicable.

  .  Amounts applied to provide Annuity Payments under an annuity option.

  . Amounts withdrawn because of an excess contribution to a Qualified Contract (including, for example, IRAs).

  . A surrender or withdrawal requested any time after the first Contract Anniversary and if you meet the requirements of a qualifying confinement in a hospital or medical care facility as described below.

  . A surrender or withdrawal requested any time after the first Contract Anniversary and in the event that you are diagnosed with a terminal condition as described below.

  . Withdrawals in a Contract Year if less than or equal to the Guaranteed Annual Income (GAI) if you have purchased a MyPath Lifetime Income optional rider.

HOSPITAL AND MEDICAL CARE OR TERMINAL CONDITION WAIVER

A surrender or withdrawal request made any time after the first Contract Anniversary due to the Owner's confinement in a hospital or medical care facility for at least 90 consecutive days will not be subject to a DSC (Hospital and Medical Care Waiver). The request must be made while the Owner is still confined or within 90 days after the discharge from a hospital or medical care facility after a confinement of at least 90 consecutive days. A medical care facility for this purpose means a facility operated pursuant to law or any state licensed facility providing medically necessary inpatient care which is:

  .  prescribed by a licensed Physician in writing; and

  . based on physical limitations which prohibit daily living in a non-institutional setting.

A surrender or withdrawal request made any time after the first Contract Anniversary in the event the Owner is diagnosed with a terminal condition will also not be subject to a DSC (Terminal Condition Waiver). A terminal condition for this purpose is a condition which:

  .  is diagnosed by a licensed Physician; and

  .  is expected to result in death within 12 months.

For purposes of these provisions, we must receive due proof, satisfactory to us, of the Owner's confinement or terminal condition in writing. Physician for this purpose means a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license; and not the Owner, the Annuitant or a member of either the Owner's or the Annuitant's immediate families.

If the Owner of this contract is not a natural person, such as a trust or other similar entity, waiver benefits due to hospital or medical care confinement or terminal condition will be based upon the Annuitant.

If the Owner, or Annuitant in the case of an Owner that is not a natural person, is changed in accordance with the provisions of this contract, a one-year waiting period will apply after the date of the change before the new Owner or Annuitant is eligible for these waivers.

The Hospital and Medical Care or Terminal Condition Waiver may not be available in every state and the provisions may vary based on the state where the contract is issued.

MORTALITY AND EXPENSE RISK CHARGE

We assume mortality risk under the contract by our obligation to pay death benefits and to continue to make monthly Annuity Payments, in accordance with the annuity rate tables and other provisions in the contract, regardless of how long that Annuitant lives or all Annuitants as a group live. This assures you that neither the Annuitant's longevity nor an improvement in life expectancy generally will have an adverse effect on the monthly Annuity Payments received under the contract. Our expense risk is the risk that the charges under the contract will be inadequate to cover our expenses. This charge is deducted during both the accumulation phase and the annuity phase of the contract.

For assuming these risks, we make a deduction from the Variable Annuity Account at the following annual rate of the net asset value during the accumulation period:

                                 B Series   1.15%
                                 L Series   1.55%

During the annuity period the annual rate is 1.20% for all contract series.

ADMINISTRATIVE CHARGE

We perform all contract administrative services. These include the review of applications, the preparation and issuance of contracts, the receipt of Purchase Payments, forwarding amounts to the Portfolios for investment, the preparation and mailing of periodic reports and other services.

For providing these services we make a deduction from the Variable Annuity Account at the annual rate of 0.15% of the net asset value of the Variable Annuity Account. This charge is taken during both the accumulation period and the annuity period by the contract and it applies to all series of the contract. Since the charge is taken from a contract on each Valuation Date, there is no return of any part of the charge in the event that the contract is redeemed. As the charge is made as a percentage of assets in the Variable Annuity Account, there is not necessarily a relationship between the amount of administrative charge imposed on a given contract and the amount of expenses that may be attributable to that contract.

ANNUAL MAINTENANCE FEE

We charge an annual maintenance fee for maintaining the records and documents with each contract for all contract series. This fee is $50 and it will be deducted on each Contract Anniversary and at surrender of the contract proportionately from your Contract Value allocated to the Variable Annuity Account. We waive this fee if the greater of your Purchase Payments, less withdrawals, or your Contract Value is $50,000 or more at each Contract Anniversary.

OPTIONAL CONTRACT RIDER CHARGES

If you elect one of the optional death benefits and/or one of the other optional contract riders, the charge described below will apply to your contract. A complete description of each optional contract rider can be found under the corresponding section of the Prospectus. If these deductions are insufficient to cover our actual costs, then we will absorb the resulting losses. If the deductions are more than sufficient after the establishment of any contingency reserves deemed prudent or required by law, any excess will be profit to us. Some or all of such profit or "retained earnings" may be used to cover any distribution costs not recovered through the Deferred Sales Charge
(DSC).

HIGHEST ANNIVERSARY VALUE II (HAV II) DEATH BENEFIT OPTION -- CHARGE

  . If you purchase the HAV II optional death benefit, we will deduct an HAV II death benefit charge (HAV II charge) on a quarterly basis for expenses related to this optional benefit. The annual HAV II charge is equal to 0.30% of the death benefit. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the HAV II charge (0.075%) will be multiplied by the death benefit on that date and will be deducted proportionately from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled "Death Benefits -- Optional Death Benefit Riders" for details on how the death benefit is determined. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period.

PREMIER II DEATH BENEFIT (PDB II) OPTION -- CHARGE

  . If you purchase the PDB II optional death benefit, we will deduct a PDB II death benefit charge (PDB II charge) on a quarterly basis for expenses related to this optional benefit. The annual PDB II charge is equal to 0.80% of the death benefit. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the PDB II charge (0.20%) will be multiplied by the death benefit on that date and will be deducted proportionately from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled "Death Benefits -- Optional Death Benefit Riders" for details on how the death benefit is determined. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period.

ESTATE ENHANCEMENT BENEFIT II (EEB II) OPTION -- CHARGE

  . If you purchase the EEB II optional benefit, we will deduct an annual EEB II benefit charge for expenses related to this optional benefit. The EEB II charge is equal to 0.25% annually of the Contract Value allocated to the Variable Annuity Account and this amount will be deducted daily from amounts held in the Variable Annuity Account. This charge will also be applied as a reduction to the interest rate for any portion of your Contract Value allocated to the Guaranteed Interest Options available with this option. The reduced interest rate will in no event be less than the minimum guaranteed interest rate for your contract. See the "Death Benefits -- Optional Death Benefit Riders" section of this Prospectus for additional information. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized.

MYPATH HIGHEST ANNIVERSARY DEATH BENEFIT (MYPATH DB) (SINGLE AND JOINT) OPTION -- CHARGE

  . If you purchase either the single or joint version of the MyPath DB optional death benefit, we will deduct a MyPath DB death benefit charge (MyPath DB charge) on a quarterly basis for expenses related to this optional benefit. The annual MyPath DB charge is equal to 0.40% of the Highest Anniversary Death Benefit. It is possible that the death benefit amount under the contract may be higher than the Highest Anniversary Death Benefit amount, but the charge for the rider is based on the Highest Anniversary Death Benefit amount. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the MyPath DB charge (0.10%) will be multiplied by the Highest Anniversary Death Benefit on that date and will be deducted proportionately from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled "Death Benefits -- Optional Death Benefit Riders" for details on how the Highest Anniversary Death Benefit is determined. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period.

MYPATH CORE FLEX (SINGLE AND JOINT) OPTION -- CHARGE

  . If you purchase the MyPath Core Flex optional benefit, we will deduct a MyPath Core Flex benefit charge on a quarterly basis for expenses related to this optional benefit. The current annual charge for this rider is 1.20% for MyPath Core Flex -- Single and 1.30% for MyPath Core Flex -- Joint, of the greater of the Contract Value or benefit base. The maximum possible charge for this rider is 2.00% for MyPath Core Flex -- Single and MyPath Core Flex -- Joint, of the greater of the Contract Value or benefit base. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the current charge (0.30% for MyPath

     Core Flex -- Single, and 0.325% for MyPath Core Flex -- Joint) will be multiplied by the greater of the Contract Value or benefit base on that date and will be deducted proportionately from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled "Optional Living Benefit Riders" for details on how the benefit base is determined. The charge does not apply after annuitization or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period.

MYPATH ASCEND (SINGLE AND JOINT) OPTION -- CHARGE

  . If you purchase the MyPath Ascend optional benefit, we will deduct a MyPath Ascend benefit charge on a quarterly basis for expenses related to this optional benefit. The current annual charge for this rider is 1.40% for MyPath Ascend -- Single and 1.50% for MyPath Ascend -- Joint, of the greater of the Contract Value or benefit base. The maximum possible charge for this rider is 2.25% for MyPath Ascend -- Single and MyPath Ascend -- Joint, of the greater of the Contract Value or benefit base. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the current charge (0.35% for MyPath Ascend -- Single, and 0.375% for MyPath Ascend -- Joint) will be multiplied by the greater of the Contract Value or benefit base on that date and will be deducted proportionately from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled "Optional Living Benefit Riders" for details on how the benefit base is determined. The charge does not apply after annuitization or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period.

MYPATH SUMMIT (SINGLE AND JOINT) OPTION -- CHARGE

  . If you purchase the MyPath Summit optional benefit, we will deduct a MyPath Summit benefit charge on a quarterly basis for expenses related to this optional benefit. The current annual charge for this rider is 1.40% for MyPath Summit -- Single and 1.50% for MyPath Summit -- Joint, of the greater of the Contract Value or benefit base. The maximum possible charge for this rider is 2.25% for MyPath Summit -- Single and MyPath Summit -- Joint, of the greater of the Contract Value or benefit base. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the current charge (0.35% for MyPath Summit -- Single, and 0.375% for MyPath Summit -- Joint) will be multiplied by the greater of the Contract Value or benefit base on that date and will be deducted proportionately from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled "Optional Living Benefit Riders" for details on how the benefit base is determined. The charge does not apply after annuitization or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period.

MYPATH VALUE (SINGLE AND JOINT) OPTION -- CHARGE

  . If you purchase the MyPath Value optional benefit, we will deduct a MyPath Value benefit charge on a quarterly basis for expenses related to this optional benefit. The current annual charge for this rider is 0.45% for MyPath Value -- Single and 0.55% for MyPath Value -- Joint, of the greater of the Contract Value or benefit base. The maximum possible charge for this rider is 1.00% for MyPath Value -- Single and MyPath Value -- Joint, of the greater of the Contract Value or benefit base. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the current charge (0.1125% for MyPath Value -- Single, and 0.1375% for MyPath Value -- Joint) will be multiplied by the greater of the Contract Value or benefit base on that date and will be deducted proportionately from Contract

     Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled "Optional Living Benefit Riders" for details on how the benefit base is determined. The charge does not apply after annuitization or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period.

PREMIUM TAXES

Deduction for any applicable state premium taxes may be made from each Purchase Payment or when Annuity Payments begin. Currently such taxes range from 0% to 3.5%, depending on applicable law. Any amount withdrawn from the contract may be reduced by any premium taxes not previously deducted.

TRANSFER CHARGES

There currently is no charge for any transfer. However, we reserve the right under the contract to charge up to $10 per transfer if you make more than 12 transfers in any single Contract Year.

UNDERLYING PORTFOLIO CHARGES

There are deductions from and expenses paid out of the assets of the Portfolio companies that are described in the prospectuses of those Portfolios.

ANNUITIZATION BENEFITS AND OPTIONS

ANNUITY PAYMENTS

When you elect Annuity Payments to commence, or annuitize, you elect to convert your Contract Value into a stream of payments. This is sometimes referred to as the "payout" phase of your contract. Annuity Payments will be made to you, unless you designate another payee acceptable to us, and you will receive tax reporting on those payments.

You may choose a fixed or variable annuitization, or a combination of both. You may annuitize your entire contract or a portion of your contract. In the event you annuitize only a portion of your contract, your Contract Value will be reduced by the amount you annuitize. If you choose a partial annuitization in a Non-Qualified Contract with a life contingent option or a period certain of 10 years or more, the cost basis in the contract will be allocated proportionately between each portion (i.e., the deferred portion and the annuitized portion) of the contract. Partial annuitization is treated as a withdrawal for purposes of benefits provided under optional death and living benefit riders. You may wish to consult with your tax advisor in the event you choose a partial annuitization with an option that is not a life contingent option or period certain of less than 10 years as the tax treatment under the Code is unclear.

Values will be allocated at your direction to our Fixed Account for purposes of providing a Fixed Annuity Payment and to the Sub-Accounts of the Variable Annuity Account for purposes of providing Variable Annuity Payments. You also need to elect an annuity option, which is described below.

If you choose a variable annuitization, Annuity Payments are determined by several factors:

a) the Assumed Investment Return (AIR) and mortality table specified in the contract,

b)  the age and gender of the Annuitant and any joint Annuitant,

c)  the type of Annuity Payment option you select, and

d)  the investment performance of the Portfolios you select.

The amount of the Variable Annuity Payments will not be affected by adverse mortality experience or by an increase in our expenses in excess of the expense deductions described in the contract. The

Owner will receive the value of a fixed number of Annuity Units each month. The value of those units, and thus the amounts of the monthly Annuity Payments will, however, reflect investment gains and losses and investment income of the Portfolios. In other words, the Annuity Payments will vary with the investment experience of the assets of the Portfolios you select. The dollar amount of payment determined for each Sub-Account will be aggregated for purposes of making payments.

When your contract is annuitized, any death benefit or living benefit rider is automatically terminated and you are no longer eligible for any death benefit(s) or living benefit(s) if elected under the contract. However, your beneficiaries may be entitled to any remaining Annuity Payments, depending on the annuity option used. You should refer to the section of this Prospectus describing the specific optional benefit you have elected and the Annuity Options section below for additional information.

Annuitization may provide higher income amounts and/or different tax treatment than payments or withdrawals taken as part of a living benefit. You should consult with your tax advisor, your financial advisor and consider requesting an annuitization illustration before you decide.

ELECTING THE RETIREMENT DATE AND ANNUITY OPTION

You may elect to begin Annuity Payments immediately or at a future date you specify. If you do not elect to begin Annuity Payments, Annuity Payments will begin on the Annuity Commencement Date. You may request a change in the Annuity Commencement Date at any time before the Maturity Date. You must notify us in writing at least 30 days before Annuity Payments are to begin. Under the contract, if you do not make an election for an Annuity Commencement Date, Annuity Payments will begin automatically on the Maturity Date. The Maturity Date is the first of the month on or after the 95th birthday of the oldest Annuitant.

The contract permits an Annuity Payment to begin on the first day of any month. The minimum first Annuity Payment whether on a variable or fixed dollar basis must be at least $50 for the payment frequency elected. If the first Annuity Payment would be less than our rules then in effect, we may fulfill our obligation by paying in a single sum the surrender value of the contract. Alternatively, we may change the payment frequency to meet our minimum payment requirements. We currently require each Annuity Payment to be at least $50, which we may change in our sole discretion. The maximum amount which may be applied to provide a Fixed Annuity under the contract without our prior consent is $1,000,000.

ANNUITY OPTIONS

The contract provides for three annuity options. Any one of them may be elected if permitted by law. Each annuity option may be elected on either a Variable Annuity or a Fixed Annuity basis, or a combination of the two. We may make other annuity options available on request. If a period certain annuity option is available and elected by you, at any time prior to the Annuitant's death, you may elect to withdraw the Commuted Value of any portion of the remaining Annuity Payments as determined by Minnesota Life. Redemption requests for any period certain annuity may not be less than the minimum contract withdrawal amount. Commutation prior to death is not available on any amounts in the Fixed Account.

If you fail to elect an annuity option a Variable Annuity will be provided and the annuity option will be Option 2A, a life annuity with a period certain of 120 months, unless a shorter period certain is needed to meet IRS requirements.

OPTION 1 -- LIFE ANNUITY This is an Annuity Payment option which is payable monthly during the lifetime of the Annuitant and it terminates with the last scheduled payment preceding the death of the Annuitant. This option offers the maximum monthly payment (of those options which involve a life contingency) since there is no guarantee of a minimum number of payments or provision for a death benefit for beneficiaries. It would be possible under this option for you to receive only one Annuity Payment if the Annuitant died prior to the due date of the second Annuity Payment, two if the Annuitant died before the due date of the third Annuity Payment, etc.

OPTION 2 -- LIFE ANNUITY WITH A PERIOD CERTAIN OF 120 MONTHS (OPTION 2A), 180 MONTHS (OPTION 2B), OR 240 MONTHS (OPTION 2C) This is an Annuity Payment option which is payable monthly during the lifetime of the Annuitant, with the guarantee that if the Annuitant dies before payments have been made for the period certain elected, payments will continue to the beneficiary during the remainder of the period certain. If the beneficiary so elects at any time during the remainder of the period certain, the present value of the remaining guaranteed number of payments, based on the then current dollar amount of one such payment and using the same interest rate which served as a basis for the annuity, shall be paid in a single sum to the beneficiary.

OPTION 3 -- JOINT AND LAST SURVIVOR ANNUITY This is an Annuity Payment option which is payable monthly during the joint lifetime of the Annuitant and a designated joint Annuitant and continuing thereafter during the remaining lifetime of the survivor. Under this option there is no guarantee of a minimum number of payments or continuation of payments to beneficiaries. It would be possible under this option for you to receive only one Annuity Payment if the Annuitants both died prior to the due date of the second Annuity Payment, two if they died before the due date of the third Annuity Payment, etc.

If you have elected one of the MyPath Lifetime Income optional riders, it is still in effect when you reach the maximum Maturity Date, and the oldest Annuitant is a Designated Life under the rider, we will offer you an additional annuity option. The annuity option will provide a Fixed Annuity Payment equivalent on an annual basis to your current GAI for the remainder of the life of the Designated Life (or both Designated Lives, as appropriate), as further described in the section of this Prospectus entitled "Optional Living Benefit Riders." These options will generally be more favorable when your remaining benefit value is greater than the current Contract Value and you believe it is unlikely your Contract Value will exceed the remaining benefit value in the future. You should consider requesting an annuitization illustration if you have questions about which annuity option is appropriate for you.

CALCULATION OF YOUR FIRST ANNUITY PAYMENT

The Contract Value, less any credit enhancements applied within the most recent 12-month period, is available to provide Annuity Payments. Some states impose a premium tax which we apply at the time you elect Annuity Payments. These taxes may vary based on the type of employer sponsored retirement plan or Qualified Contract involved and we may deduct these amounts from the amount available to provide Annuity Payments.

The amount of the first monthly payment depends on the Annuity Payment option elected, gender (except in tax-qualified employer sponsored retirement plans or Qualified Contracts that require the use of genderless rates), and the adjusted age of the Annuitant and any joint Annuitant. A formula for determining the adjusted age is contained in your contract.

The contract contains tables which show the dollar amount of the first monthly payment for each $1,000 of value applied for Fixed or Variable Annuity Payment options. If, when payments are elected, we are using tables of annuity rates for this contract which are more favorable, we will apply those rates instead.

If you elect a Variable Annuity Payment, the first monthly payment is determined from the applicable tables in the contract. This initial payment is then allocated in proportion to your value in each Sub-Account of the Variable Annuity Account. A number of Annuity Units is then determined by dividing this dollar amount by the then current Annuity Unit value for each Sub-Account. Thereafter, the number of Annuity Units remains unchanged during the period of Annuity Payments, except for transfers and in the case of certain joint Annuity Payment options which provide for a reduction in payment after the death of the Annuitant.

A 4.50% Assumed Investment Return (AIR) is used for the initial Variable Annuity Payment determination. This would produce level Annuity Payments if the Net Investment Factor remained constant at 4.50% per year. Subsequent Variable Annuity Payments will decrease, remain the same or increase depending upon whether the actual Net Investment Factor is less than, equal to, or greater than 4.50%. (See section entitled 'Value of the Annuity Unit').

Annuity Payments are generally made as of the first day of a month, unless otherwise agreed to by us. The contract requires that we receive notice of election to begin Annuity Payments at least thirty days prior to the Annuity Commencement Date.

AMOUNT OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

The dollar amount of the second and later Variable Annuity Payments is equal to the number of Annuity Units determined for each Sub-Account multiplied by the current Annuity Unit value for that Sub-Account. This dollar amount may increase or decrease from month to month.

VALUE OF THE ANNUITY UNIT

The value of an Annuity Unit for each Sub-Account of the Variable Annuity Account will vary to reflect the investment experience of the applicable Portfolio(s). It will be determined by multiplying:

(a) the value of the Annuity Unit for that Sub-Account for the preceding Valuation Date by;

(b) the Net Investment Factor for that Sub-Account for the Valuation Date for which the Annuity Unit value is being calculated; and by

(c) a factor that neutralizes the Assumed Investment Return. This factor reverses the Assumed Investment Return (AIR) which is used to calculate the initial variable payment and Annuity Units. It substitutes the performance of the underlying Funds in place of the AIR to determine the increase or decrease in the value of the Annuity Units.

TRANSFERS AFTER YOU HAVE ANNUITIZED YOUR CONTRACT

After you annuitize, we hold amounts as "reserves" for our obligations to make Annuity Payments under your contract. You specify where we hold those reserves by choosing your payment allocation. If you specify a Sub-Account of the Variable Annuity Account, then the amount of your Annuity Payments will vary with the performance of that Sub-Account. Amounts held as annuity reserves may be transferred among the Sub-Accounts as elected by you.

There are restrictions to such a transfer:

  . We must receive the written request for an annuity transfer in the home office at least 3 days in advance of the due date of the Annuity Payment subject to the transfer. A transfer request received less than 3 days prior to the Annuity Payment due date will be made as of the next Annuity Payment due date.

  . Your transfer must be for the lesser of $1,000 or the entire reserve amount in the applicable Sub-Account.

Upon request, we will provide you with annuity reserve amount information by Sub-Account.

A transfer will be made on the basis of Annuity Unit values. The number of Annuity Units being transferred from the Sub-Account will be converted to a number of Annuity Units in the new Sub-Account. The Annuity Payment option will remain the same and cannot be changed. After this conversion, a number of Annuity Units in the new Sub-Account will be payable under the elected option. The first payment after conversion will be of the same amount as it would have been without the transfer. The number of Annuity Units will be set at the number of units which are needed to pay that same amount on the transfer date.

Amounts held as reserves to pay a Variable Annuity may not be transferred to a Fixed Annuity, and amounts held as reserves to pay a Fixed Annuity may not be transferred to a Variable Annuity, during the annuity period.

When we receive a request to make transfers of annuity reserves it will be effective for future Annuity Payments.

DEATH BENEFITS

BEFORE ANNUITY PAYMENTS BEGIN

If you die before Annuity Payments begin, we will pay the death benefit to the beneficiary. If the Owner of this contract is not a natural person, such as a trust or other similar entity, we will pay the death benefit to the beneficiary on the death of the Annuitant. The death benefit will be paid in a single sum to the beneficiary designated unless another form of settlement has been requested and agreed to by us. If your contract includes an optional living benefit, the beneficiary may be entitled to additional options. See the section entitled "Optional Living Benefit Riders" for the specific optional benefit details.

The value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death and any related information necessary. Any amounts due as a death benefit in excess of the Contract Value on the date we receive due proof of death will be directed into the Guaranteed Interest Options or the Sub-Accounts of the Variable Annuity Account, in the same proportion that each allocation bears to the Contract Value on the date the death benefit is calculated, in fulfillment of the guaranteed death benefit provision of the contract. However, amounts will not be directed into the DCA Fixed Account Option. The death benefit will be equal to the greater of:

(a) the Contract Value; or

(b) the total amount of Purchase Payments, adjusted on a Pro-rata Basis for partial withdrawals (including any DSC that applied to the partial withdrawal); or

(c) if a death benefit is payable under an optional death benefit that you purchased when your contract was issued, the value due under the selected optional death benefit rider. (See the section entitled "Optional Death Benefit Riders" for details of this calculation.)

The death benefit will then be reduced by any credit enhancements applied to your Contract Value within 12 months of the date of payment. Any remaining amounts in the DCA Fixed Account as of the date we are notified of a death will be transferred to the money market Sub-Account.

Prior to any election by the beneficiary of a death benefit payment option, amounts held in the contract (including amounts paid or payable by us as a death benefit to the Contract Value) shall continue to be affected by the Sub-Account performance as allocated by the Owner. The beneficiary has the right to allocate or transfer to any available Sub-Account option, subject to the same limitations imposed on the Owner. If there are multiple beneficiaries, all of the beneficiaries must agree to the allocation or transfer.

We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable if we receive proof of death more than one year after the date of death.

SURVIVING SPOUSE OPTION

If the entire death benefit is payable to the sole designated beneficiary who is also the surviving spouse, that spouse shall be treated as the Owner for purposes of: (1) when payments must begin, and (2) the time of distribution in the event of that spouse's death. In addition, if a surviving spouse elects to assume his or her deceased spouse's contract, there may be an adjustment to the Contract Value in the form of a death benefit.

BENEFICIARY OTHER THAN THE SURVIVING SPOUSE

If the designated beneficiary is a person other than the Owner's spouse, that beneficiary may: (1) elect an annuity option measured by a period not longer than that beneficiary's life expectancy only so long as Annuity Payments begin not later than one year after the death, or (2) take the entire value in the contract within five years after death of the Owner. If there is no designated beneficiary, then the entire value in the contract must be distributed within five years after death of the Owner.

Alternatively, and if permitted by the IRS, a beneficiary may elect to receive a systematic distribution over a period not exceeding the beneficiary's life expectancy using a method that would be acceptable for purposes of calculating the minimum distribution required under section 401(a)(9) of the Code.

Payment to the designated beneficiary, other than in a lump sum, may only be elected by the designated beneficiary during the sixty (60) day period following the date we receive due proof of death.

Below is an overview of some of the more common scenarios and who would receive the death benefit (if any) under the contract terms. If you elect an optional death benefit rider, the scenarios below may apply differently or not be applicable. Please refer to the Section of this Prospectus entitled "Optional Death Benefit Riders" for details.

IF DEATH OCCURS BEFORE ANNUITY PAYMENTS BEGIN:

                  IF:                                   THEN:
 -----------------------------------------------------------------------------
 The Owner dies; and                    The joint Owner receives the death
   .  there is a surviving joint        benefit
      Owner; and
   .  the Annuitant is either living
      or deceased.
 -----------------------------------------------------------------------------
 The Owner dies; and                    The designated beneficiary receives
   .  there is no joint Owner; and      the death benefit
   .  the Annuitant is either living
      or deceased.
 -----------------------------------------------------------------------------
 The Owner dies; and                    Owner's estate receives the death
   .  there is no joint Owner and       benefit
   .  there is no designated
      beneficiary (or all of the
      beneficiaries pre-decease the
      Owner); and
   .  the Annuitant is either living
      or deceased
 -----------------------------------------------------------------------------
 The Annuitant dies; and                The Owner may name a new Annuitant
   .  Owner is living
 -----------------------------------------------------------------------------
 The Annuitant dies; and                The designated beneficiary receives
   .  the Owner is not a natural        the death benefit
      person, such as a trust
 -----------------------------------------------------------------------------

                  IF:                                   THEN:
 -----------------------------------------------------------------------------
 The Annuitant dies; and                The Owner receives the death benefit
   .  the Owner is not a natural
      person, such as a trust; and
   .  there is no designated
      beneficiary (or all of the
      beneficiaries pre-decease the
      Annuitant)
 -----------------------------------------------------------------------------

OPTIONAL DEATH BENEFIT RIDERS

At the time you purchase your contract you may elect optional death benefits. You must be 75 years old or less in order to elect HAV II, PDB II, or EEB II. You must be 70 years old or less in order to elect MyPath DB. You may only elect these options when you submit your application. ONCE YOU ELECT AN OPTIONAL DEATH BENEFIT RIDER, YOU MAY NOT CANCEL IT. There is a particular charge associated with each optional death benefit. See "Optional Contract Rider Charges" for more information. Each optional contract feature may or may not be beneficial to you depending upon your circumstances. You should consult your tax advisor and your financial advisor before you elect any optional features. These optional death benefits are subject to state availability and we reserve the right to stop offering any option(s) at any time.

The following chart provides an overview of the optional death benefit riders and combinations of riders that may be available to you, subject to state approval.

                                                                                OPTIONAL DEATH       OPTIONAL LIVING
           OPTIONAL DEATH                         AVAILABLE IF NO              BENEFIT RIDERS IT    BENEFIT RIDERS IT
           BENEFIT RIDERS               OPTIONAL LIVING BENEFIT IS ELECTED?   MAY BE ELECTED WITH  MAY BE ELECTED WITH
-------------------------------------  -------------------------------------  ------------------- ----------------------
HAV II                                                  Yes                         EEB II                 None
------------------------------------------------------------------------------------------------------------------------
PDB II                                                  Yes                         EEB II                 None
------------------------------------------------------------------------------------------------------------------------
EEB II                                                                             HAV II or
                                                        Yes                         PDB II                 None
------------------------------------------------------------------------------------------------------------------------
My Path DB -- Single                                                                               MyPath Core Flex --
                                                                                                        Single or
                                                        No                           None         MyPath Value -- Single
------------------------------------------------------------------------------------------------------------------------
My Path DB -- Joint                                                                                MyPath Core Flex --
                                                                                                     Joint or MyPath
                                                        No                           None             Value -- Joint

After the first Contract Anniversary following the effective date of the optional death benefit, Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. This restriction does not apply to Purchase Payments made during the first Contract Year following the effective date of the optional death benefit.

HIGHEST ANNIVERSARY VALUE II (HAV II) DEATH BENEFIT OPTION

The HAV II death benefit option provides for a periodic calculation of a death benefit based on the highest Contract Value on Contract Anniversaries as described below.

The initial Highest Anniversary Value is equal to the Purchase Payments received on the rider effective date. Thereafter, the Highest Anniversary Value will be determined on every Contract Anniversary prior to and including the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person). On the day your death benefit is determined, the Highest Anniversary Value is equal to the greater of:

(a) the Contract Value; or

(b) the previous Highest Anniversary Value increased by any Purchase Payments and reduced on a Pro-rata Basis for amounts withdrawn since the previous Highest Anniversary Value was determined.

There will be no further Highest Anniversary Values determined after the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person). However, where joint Owners exist, if the surviving Owner continues the contract after the death of the first Owner, determination of new Highest Anniversary Values may resume on the next Contract Anniversary until the Contract Anniversary following the 80th birthday of surviving Owner.

WE RESERVE THE RIGHT TO LIMIT THE DEATH BENEFIT TO THE CONTRACT VALUE IN LIEU OF ANY OTHER DEATH BENEFIT VALUE PAYABLE IF WE RECEIVE PROOF OF DEATH MORE THAN ONE YEAR AFTER THE DATE OF DEATH. THIS MAY RESULT IN YOUR BENEFICIARY RECEIVING A DEATH BENEFIT THAT IS LESS THAN WHAT THE BENEFICIARY MAY HAVE OTHERWISE BEEN ENTITLED TO. IN ADDITION, YOU MAY HAVE PAID FOR A DEATH BENEFIT THAT MAY NOT ULTIMATELY BE RECEIVED IN THIS CIRCUMSTANCE.

This death benefit option will terminate on the earliest of:

  . the payment of all death benefits available under the contract or optional death benefit riders;

  .  termination or surrender of the contract;

  . the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments;

  .  the Contract Value equals zero; or

  .  the date of an ownership change or assignment under the contract unless:
     (a) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to, the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or (b) the assignment is for the purposes of effectuating a 1035 exchange of the contract.

See Appendix E for examples of how this optional death benefit works.

PREMIER II DEATH BENEFIT OPTION

The Premier II death benefit option provides for a death benefit equal to the greater of the Highest Anniversary Value, or the 5% Increase Value.

The Highest Anniversary Value is determined in the manner described in the section entitled "Highest Anniversary Value II (HAV II) Death Benefit Option" above. The initial 5% Increase Value is equal to the Purchase Payments received on the rider effective date. Thereafter, the 5% Increase Value is determined as follows:

Prior to and including the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person), the 5% Increase Value is equal to the sum of:

(a) Contract Value in the Guaranteed Interest Options; and

(b) Purchase Payments and transfers into the Variable Annuity Account less withdrawals and transfers out of the Variable Annuity Account, accumulated at an interest rate of 5% compounded annually until the earlier of the date we receive proof of death or the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person) (the Variable Portion).

After the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person), the 5% Increase Value is equal to the sum of:

(a) Contract Value in the Guaranteed Interest Options; and

(b) the Variable Portion of the 5% Increase Value calculated as of the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person), less withdrawals and transfers out of the Variable Annuity Account after that date.

The 5% Increase Value shall not exceed 200% of the sum of Purchase Payments adjusted on a Pro-rata Basis for any amounts previously withdrawn.

WE RESERVE THE RIGHT TO LIMIT THE DEATH BENEFIT TO THE CONTRACT VALUE IN LIEU OF ANY OTHER DEATH BENEFIT VALUE PAYABLE IF WE RECEIVE PROOF OF DEATH MORE THAN ONE YEAR AFTER THE DATE OF DEATH. THIS MAY RESULT IN YOUR BENEFICIARY RECEIVING A DEATH BENEFIT THAT IS LESS THAN WHAT THE BENEFICIARY MAY HAVE OTHERWISE BEEN ENTITLED TO. IN ADDITION, YOU MAY HAVE PAID FOR A DEATH BENEFIT THAT MAY NOT ULTIMATELY BE RECEIVED IN THIS CIRCUMSTANCE.

This death benefit option will terminate on the earliest of:

  . the payment of all death benefits available under the contract or optional death benefit riders;

  .  termination or surrender of the contract;

  . the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments;

  .  the Contract Value equals zero; or

  .  the date of an ownership change or assignment under the contract unless:
     (a) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to, the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or (b) the assignment is for the purposes of effectuating a 1035 exchange of the contract.

See Appendix F for examples of how this optional death benefit works.

ESTATE ENHANCEMENT BENEFIT II (EEB II) OPTION

This optional contract rider may provide an additional amount to be added to the death benefit proceeds that become payable upon any Owner's death. It is designed to help pay expenses that may be due upon an Owner's death. We do not guarantee that the amounts provided by the EEB II option will be adequate to cover any such expenses that any heirs may have to pay. If any Owner dies before Annuity Payments begin, we will pay the EEB II benefit of this contract to the beneficiary. If the Owner of the contract is other than a natural person, such as a trust or other similar entity, we will pay the EEB II benefit to the beneficiary on the death of the Annuitant.

The EEB II benefit will be the EEB II Percentage (as described below) multiplied by the lesser of:

(a) the Contract Value less Purchase Payments not previously withdrawn; or

(b) 200% of the sum of Purchase Payments adjusted on a Pro-rata Basis for any amounts previously withdrawn.

The EEB II Percentage depends on the age of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner). The age used in determining the EEB II benefit is determined at the time the rider is issued, and it will not be adjusted upon a change of Owner or Annuitant. If the age of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner) is less than 70 years at the time the rider is issued, the EEB II Percentage is equal to 40%. If the age of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner) is 70 years or older at the time the rider is issued, the EEB II Percentage is equal to 25%.

The value of the EEB II benefit will be determined as of the Valuation Date coincident with or next following the day we receive proof of death at our home office. Any amounts due as an EEB II benefit will be paid as a death benefit adjustment and directed into the Guaranteed Interest Options and Sub-Accounts of the Variable Annuity Account based on the same proportion that each bears to the Contract Value on the date the benefit is calculated. If the Contract Value is less than Purchase Payments not previously withdrawn, the EEB II benefit is zero and no adjustment will apply.

If a surviving spouse is the sole beneficiary and elects to assume his or her deceased spouse's contract, he or she may elect to:

(a) have any amount due under the EEB II benefit paid and this rider will terminate; or

(b) continue this rider such that the EEB II benefit is payable on his or her death instead of the death of the Owner or Annuitant, as applicable.

If no election is made within 30 days following the date we receive proof of death at our home office, the EEB II benefit, if any, will be paid and the rider terminated under option (a) Option (b) may only be exercised one time per contract, and will not be an option upon the death of the surviving spouse.

This rider will terminate on the earliest of:

  .  the payment of the EEB II benefit available;

  . the payment of all death benefits available under the contract or optional death benefit riders;

  .  termination or surrender of the contract;

  . the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments;

  .  the Contract Value equals zero; or

  .  the date of an ownership change or assignment under the contract unless:
     (a) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to, the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or (b) the assignment is for the purposes of effectuating a 1035 exchange of the contract.

See Appendix G for examples of how this optional death benefit works.

MYPATH HIGHEST ANNIVERSARY DEATH BENEFIT (MYPATH DB) (SINGLE AND JOINT) OPTION

MyPath DB is an optional death benefit rider that is only available if you elect a MyPath Core Flex or MyPath Value optional living benefit rider. If you also elect the MyPath DB, you will receive the single (MyPath DB -- Single) or joint (MyPath DB -- Joint) version based on whether you elected the single or joint version of MyPath Core Flex or MyPath Value. The benefits are different between MyPath DB -- Single and MyPath DB -- Joint, and you should consult your financial advisor to determine which version, if any, is appropriate to your situation.

If you elect MyPath DB with MyPath Core Flex, each Designated Life must be at least age 45 and at most age 70 at the time the riders are issued. If you elect MyPath DB with MyPath Value, each Designated Life must be at least age 35 and at most age 70 at the time the riders are issued.

The MyPath DB optional death benefit rider provides an additional death benefit value prior to the Annuity Commencement Date that may be greater than the death benefit provided under the contract. For MyPath DB -- Single, the death benefit provided under this rider is payable upon the death of the Designated Life. For MyPath DB -- Joint, the death benefit provided under this rider is payable upon the death of the last remaining Designated Life.

CALCULATING THE HIGHEST ANNIVERSARY DEATH BENEFIT

The MyPath DB option provides for a periodic calculation of a death benefit based on the highest Contract Value on Contract Anniversaries, subject to adjustments for subsequent Purchase Payments and withdrawals, each of which is described below. This amount is referred to as the Highest Anniversary Death Benefit.

The initial Highest Anniversary Death Benefit is equal to the Purchase Payments received on the rider effective date.

On each Valuation Date after the rider effective date, the Highest Anniversary Death Benefit is increased by any subsequent Purchase Payments that have occurred since the previous Valuation Date, and reduced for amounts withdrawn, as described below, since the previous Valuation Date. After the first Contract Anniversary following the effective date of the rider, Purchase Payments are limited to a cumulative total of $25,000, without our prior consent.

The amount by which the Highest Anniversary Death Benefit is reduced by withdrawals depends on two factors: (1) when the withdrawal takes place relative to the "Benefit Date", and (2) the amount of the withdrawal relative to the Guaranteed Annual Income (GAI) amount or required minimum distribution
(RMD) amount, each as determined under MyPath Core Flex or MyPath Value, as applicable. See the Section of this Prospectus entitled "Optional Living Benefit Riders" for a description of the Benefit Date and how GAI and RMD are determined under MyPath Core Flex and MyPath Value.

Prior to the Benefit Date, any amount you withdraw will cause the Highest Anniversary Death Benefit to be reduced on a Pro-rata Basis. This may result in the Highest Anniversary Death Benefit to be reduced by more than the actual amount of the withdrawal.

After the Benefit Date, any amount you withdraw in a single Contract Year that is less than or equal to the GAI, or RMD, if greater, will cause the Highest Anniversary Death Benefit to be reduced by the amount of the withdrawal. Any amount you withdraw in a single Contract Year that is in excess of the GAI, or RMD, if greater, will cause the Highest Anniversary Death Benefit to be further reduced on a Pro-rata Basis based on the excess portion of the withdrawal. This may result in the Highest Anniversary Death Benefit being reduced by more than the actual amount of the excess portion of the withdrawal.

In addition to adjustments for subsequent Purchase Payments and withdrawals, the Highest Anniversary Death Benefit will be reevaluated on every Contract Anniversary prior to and including the Contract Anniversary on or following the 80th birthday of the Designated Life for MyPath DB -- Single or the youngest Designated Life for MyPath DB -- Joint. On each of those Contract Anniversaries, the Highest Anniversary Death Benefit is set equal to the greater of:

   (a) the Contract Value; or

   (b) the Highest Anniversary Death Benefit increased by any Purchase Payments and reduced for withdrawals, as described above, that have occurred since the previous Valuation Date.

After the Contract Anniversary on or following the 80th birthday of the Designated Life for MyPath DB -- Single or the youngest Designated Life for MyPath DB -- Joint, the Highest Anniversary Death Benefit will not be reevaluated on the Contract Anniversary, but will still be adjusted by subsequent Purchase Payments and withdrawals, as described above.

DETERMINING THE DEATH BENEFIT

For MyPath DB -- Single, the value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death of the Designated Life at our home office. For MyPath DB -- Joint, the value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death of the last remaining Designated Life at our home office.

If the Highest Anniversary Death Benefit results in an amount greater than the death benefit provided under the contract, any amount due as a death benefit in excess of the Contract Value will be paid as a death benefit adjustment and directed into the Guaranteed Interest Options or the Sub-Accounts of the Variable Annuity Account, in the same proportion that each allocation bears to the Contract Value on the date the death benefit is calculated, in fulfillment of the death benefit provisions of the contract. However, amounts will not be directed into the DCA Fixed Account Option.

WE RESERVE THE RIGHT TO LIMIT THE DEATH BENEFIT TO THE CONTRACT VALUE IN LIEU OF ANY OTHER DEATH BENEFIT VALUE PAYABLE IF WE RECEIVE PROOF OF DEATH MORE THAN ONE YEAR AFTER THE DATE OF DEATH. THIS MAY RESULT IN YOUR BENEFICIARY RECEIVING A DEATH BENEFIT THAT IS LESS THAN WHAT THE BENEFICIARY MAY HAVE OTHERWISE BEEN ENTITLED TO. IN ADDITION, YOU MAY HAVE PAID FOR A DEATH BENEFIT THAT MAY NOT ULTIMATELY BE RECEIVED IN THIS CIRCUMSTANCE.

SPOUSAL CONTINUATION (FOR MYPATH DB -- JOINT)

For MyPath DB -- Joint, if a Designated Life dies and the surviving spouse continues the contract, this rider may also be continued if the surviving spouse (as defined by federal law) is also a Designated Life and this rider is in effect at the time of the contract continuation. The MyPath DB -- Joint option is not beneficial to the Joint Designated Life unless he or she is recognized as a spouse under federal law. Consult your tax advisor prior to purchasing this rider if you have questions about your spouse's status under federal law.

IMPACT OF DIVORCE

For MyPath DB -- Single, if the Designated Life is removed as the Owner of the contract (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order, the rider will terminate.

For MyPath DB -- Joint, if a Designated Life is removed from the contract due to a divorce or qualified dissolution order, the benefits provided by this rider will be adjusted, as necessary, based on the life of the remaining Designated Life.

RIDER TERMINATION

This death benefit option will terminate on the earliest of:

   (a) for MyPath DB -- Single and MyPath DB -- Joint:

       (1) termination or surrender of the contract; or

       (2) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

       (3) the Contract Value is reduced to zero; or

       (4) the date of an ownership change or assignment under the contract unless:

           (i) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to: for MyPath DB -- Single, the change from individual ownership to a revocable trust for the benefit of such individual Owner, and, for MyPath DB -- Joint, the change from joint ownership to ownership by the surviving spouse when one of them dies or an Owner is removed due to a divorce or qualified dissolution order); or

           (ii)the assignment is for the purposes of effectuating a 1035 exchange of the contract; or

   (b) for MyPath DB -- Single:

       (1) the date we receive due proof of death of the Designated Life; or

       (2) the date the Designated Life is removed as a contract Owner (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order; or

   (c) for MyPath DB -- Joint:
       (1) the date we receive due proof of death of the last remaining Designated Life; or

       (2) the date any death benefits are paid as a lump sum under the terms of the contract.

See Appendix H for examples of how this optional death benefit works.

The rider cannot be terminated prior to the earliest of the above dates. Upon termination of this rider, the benefits and charges within this rider will terminate. Once terminated, this rider may not be reinstated.

DEATH BENEFITS AFTER ANNUITY PAYMENTS BEGIN

If the Annuitant dies on or after the Annuity Commencement Date, we will pay whatever amount may be required by the terms of the Annuity Payment option selected. The remaining value in the contract must be distributed at least as rapidly as under the option in effect as of the Annuitant's death.

If the Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner and any remaining payments under the Annuity Payment option selected will continue at least as rapidly as under the Annuity Payment option in effect as of the Owner's death.

ABANDONED PROPERTY REQUIREMENTS

Every state has unclaimed property laws that generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's Maturity Date or date the death benefit is due and payable. For example, if the payment of death benefit proceeds has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary, or the beneficiary does not come forward to claim the death benefit proceeds in a timely manner, the death benefit proceeds will be paid to the abandoned property division or unclaimed property office of the applicable state. This "escheatment" is revocable, however, and the state is obligated to pay the death benefit proceeds if your beneficiary steps forward to claim it with the proper documentation.

OPTIONAL LIVING BENEFIT RIDERS

Your contract may also allow you to choose an optional contract feature described below. These are sometimes referred to as "living benefits" and may not be available in every state. We reserve the right to stop offering any or all of the optional contract riders at any time. Before you elect a living benefit you should consider its specific benefits and features carefully. Optional contract features may or may not be beneficial to you depending on your specific circumstances.

In considering your specific circumstances, you may wish to consider how long you intend to hold the contract; how long you may be required to hold the contract before you may access the benefit; whether you intend to take withdrawals from the contract, including how much and how frequently; whether you intend to annuitize the contract; and what kind of assurances you are seeking in a benefit. Other considerations may apply to your circumstances. There is also a specific charge associated with each optional contract rider which is described in detail in the "Optional Contract Rider Charges" section of this Prospectus. The longer you are required to hold the contract before the benefit may be utilized generally the more you will pay in charges.

None of the living benefits guarantees an investment return in your Contract Value nor do they guarantee that the income or amounts received will be sufficient to cover any individual's particular needs. You should consider whether the benefits provided by the option and its costs (which reduce Contract Value) are consistent with your financial goals.

After the first Contract Year following the optional living benefit rider effective date, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent.

All living benefit options terminate once the contract moves into the pay-out phase, (i.e., once the contract is annuitized). In purchasing your contract and when considering the election of a living benefit in this contract, you should also consider whether annuitizing the contract will produce better financial results for you than a living benefit option. You should discuss these important considerations with your financial advisor or tax advisor before making a determination.

MYPATH LIFETIME INCOME OPTIONAL RIDERS

We currently offer single and joint versions of the following optional living benefit riders, which are sometimes collectively referred to as the MyPath Lifetime Income optional riders:

  .  MYPATH CORE FLEX (SINGLE AND JOINT),

  .  MYPATH ASCEND (SINGLE AND JOINT),

  .  MYPATH SUMMIT (SINGLE AND JOINT), and

  .  MYPATH VALUE (SINGLE AND JOINT).

Each of the MyPath Lifetime Income optional riders is a guaranteed lifetime withdrawal benefit. Each is an optional rider and can be elected as a single option or as a joint option. The benefits are different between the single options and the joint options, and you should consult your financial advisor to determine which version, if any, is appropriate to your situation. Each optional rider is designed to provide a benefit that guarantees the Owner a minimum annual withdrawal amount (Guaranteed Annual Income (GAI), described below) beginning on the benefit date and continuing over the lifetime of a "Designated Life" (described below) for the single versions, and over the lifetime of two "Designated Lives" for the joint versions, regardless of underlying Sub-Account performance. The amount received will be in the form of a withdrawal of Contract Value if the Contract Value is greater than zero or pursuant to the automatic payment phase if the Contract Value is zero.

The MyPath Lifetime Income optional riders do not guarantee investment gains or a minimum Contract Value. Because the GAI is paid in the form of a withdrawal until your Contract Value reaches zero, our obligation to pay you more than your Contract Value will only arise if your entire Contract Value has been exhausted. You can take withdrawals from your contract without electing one of these options. You should also consider the following:

  . Election of one of these riders may or may not be beneficial to you. Because the benefit is accessed through withdrawals from the contract, if you do not intend to take withdrawals from the contract, then the riders are generally not appropriate for you.

  . Withdrawals under the riders are treated like any other contract withdrawal for the purposes of deferred sales charges, reducing the Contract Value, calculating cumulative net Purchase Payments in determining credit enhancement amounts, if any, free withdrawal amounts or any other contract feature impacted by a withdrawal.

  . You may only elect a rider at the time the contract is issued. The rider will be effective on the rider issue date, also known as the rider effective date. Once you elect the option you may not cancel it. You may only elect one of the MyPath Lifetime Income optional riders.

  . If you take withdrawals prior to the benefit date (described below) or in excess of the GAI (described below), you will reduce the benefit you receive and may prematurely terminate the contract and the rider.

  . Your entire Contract Value must be allocated to an allocation plan approved by us for use with the rider while the rider is in effect.

  . The joint options are not beneficial to the Joint Designated Life unless he or she is recognized as a spouse under federal law. Consult your tax advisor prior to purchasing a joint rider if you have questions about your spouse's status under federal law.

  . The riders may not be purchased for a "stretch" IRA or other "decedent" type account. These terms refer to contracts which, pursuant to current federal tax laws, may be continued by a decedent's named beneficiary.

Each of the MyPath Lifetime Income optional riders has restrictions and limitations. These restrictions and limitations include, among others:

   (i) restrictions on the age of each Designated Life,

   (ii)restrictions on whether joint Owners or Annuitants are permitted,

  (iii)restrictions on whether non-natural Owners are permitted, and

   (iv)restrictions on which other optional benefit riders, if any, may also be elected.

The table below summarizes those restrictions and limitations, but does not serve as a complete description of all restrictions and limitations. A complete description of each rider, its benefits, and additional limitations and restrictions follows the table.

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                            AGE LIMITS FOR EACH
                            DESIGNATED LIFE AT RIDER
                                ISSUE:                               RIDER AVAILABLE WITH:
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  MYPATH LIFETIME INCOME                             JOINT      JOINT       NON-NATURAL   OTHER OPTIONAL
     OPTIONAL RIDER         MINIMUM      MAXIMUM     OWNERS   ANNUITANTS       OWNER      BENEFIT RIDERS
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MyPath Core Flex -- Single                                  Yes, if natural
                              45           80         No         Owner          Yes     MyPath DB -- Single
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MyPath Core Flex -- Joint     45           80         Yes         Yes           No      MyPath DB -- Joint
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MyPath Ascend -- Single                                     Yes, if natural
                              45           80         No         Owner          Yes            None
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MyPath Ascend -- Joint        45           80         Yes         Yes           No             None
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MyPath Summit -- Single                                     Yes, if natural
                              55           80         No         Owner          Yes            None
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MyPath Summit -- Joint        55           80         Yes         Yes           No             None
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MyPath Value -- Single                                      Yes, if natural
                              35           80         No         Owner          Yes     MyPath DB -- Single
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MyPath Value -- Joint         35           80         Yes         Yes           No      MyPath DB -- Joint
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MYPATH CORE FLEX (SINGLE AND JOINT) OPTION

THE BENEFIT

This rider guarantees that in each Contract Year, beginning on the benefit date (described below), you may elect to receive an amount up to the Guaranteed Annual Income (GAI) until the death of the Designated Life for MyPath Core Flex -- Single, or until the death of both Designated Lives for MyPath Core Flex -- Joint. The amount received will be in the form of a withdrawal of Contract Value if available, or pursuant to the automatic payment phase. If you take withdrawals in a single Contract Year in excess of the GAI, it may result in a reduced GAI, as described below, and negatively impact your benefit.

The GAI is determined by multiplying the annual income percentage by an amount referred to as the benefit base. The benefit base may be adjusted for benefit base enhancements, benefit base resets, subsequent Purchase Payments, and withdrawals. The methods used to calculate the GAI, the benefit base, and each of the benefit base adjustments is described in detail below.

This rider differs, in part, from the other MyPath Lifetime Income optional riders in that it offers the opportunity for new enhancement periods to begin upon benefit base resets. New enhancement periods may be beneficial to those that do not take regular withdrawals for extended periods of time.

Several examples to help show how this rider works are included in Appendix I.

THE BENEFIT DATE

The benefit date is the date on which you may begin to receive the GAI. The benefit date is the later of the Contract Anniversary following the 59th birthday of the Designated Life for MyPath Core Flex -- Single and of the youngest Designated Life for MyPath Core Flex -- Joint, or the rider effective date. The rider effective date is the rider issue date.

CALCULATING THE BENEFIT BASE AND ENHANCEMENT BASE VALUES

BENEFIT BASE

The benefit base is a value that is used to calculate the amount of GAI available for withdrawal under this rider. The benefit base will have an initial value that may be adjusted for subsequent Purchase Payments and withdrawals, and is subject to a maximum, each of which is described below. The benefit base may also be adjusted for benefit base enhancements and benefit base resets, which are also described below.

The initial benefit base will be set to the initial Purchase Payment.

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the benefit base will be increased by the amount of the subsequent Purchase Payment. After the first Contract Anniversary, however, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no immediate increase to the benefit base as a result of the Purchase Payment.

Prior to the benefit date, any amount you withdraw is considered an excess withdrawal and will cause the benefit base to be reduced on a Pro-rata Basis.

After the benefit date, if the total amount you withdraw in a single Contract Year is less than or equal to the GAI, as described below, the benefit base will not be reduced.

After the benefit date, if the total amount you withdraw in a single Contract Year is in excess of the GAI, the additional amount withdrawn in excess of the GAI is considered an excess withdrawal and will cause the benefit base to be reduced on a Pro-rata Basis.

Reductions on a Pro-rata Basis may result in the benefit base being reduced by more than the actual amount of the withdrawal.

The benefit base is separate from your Contract Value. The benefit base may not be withdrawn as a lump sum and is not payable at death.

The benefit base is subject to a maximum of $4,000,000. This applies to the initial benefit base, as well as increases due to subsequent Purchase Payments, benefit base enhancements, or benefit base resets. Because of this maximum, if you make large Purchase Payments, you may not realize the full benefit of increases in the benefit base provided by this rider.

ENHANCEMENT BASE

The enhancement base is a value that is used to calculate any applicable benefit base enhancement. The enhancement base will have an initial value that may be adjusted for subsequent Purchase Payments and withdrawals, and is subject to a maximum, each of which is described below. The enhancement base may also be increased at the time of a benefit base reset.

The initial enhancement base will be set to the initial Purchase Payment.

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the enhancement base will be increased by the amount of the subsequent Purchase Payment. After the first Contract Anniversary, however, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no immediate increase to the enhancement base as a result of the Purchase Payment.

Prior to the benefit date, any amount you withdraw is considered an excess withdrawal and will cause the enhancement base to be reduced on a Pro-rata Basis.

After the benefit date, if the total amount you withdraw in a single Contract Year is less than or equal to the GAI, as described below, the enhancement base will not be reduced.

After the benefit date, if the total amount you withdraw in a single Contract Year is in excess of the GAI, the additional amount withdrawn in excess of the GAI is considered an excess withdrawal and will cause the enhancement base to be reduced on a Pro-rata Basis.

Reductions on a Pro-rata Basis may result in the enhancement base being reduced by more than the actual amount of the withdrawal.

The enhancement base is separate from your Contract Value. The enhancement base may not be withdrawn as a lump sum and is not payable at death.

The enhancement base is subject to a maximum of $4,000,000. This applies to the initial enhancement base, as well as increases due to subsequent Purchase Payments or benefit base resets. Because of this maximum, if you make large Purchase Payments, you may not realize the full benefit of increases in the enhancement base provided by this rider.

BENEFIT BASE ENHANCEMENT

For purposes of calculating the benefit base enhancement, the "enhancement period" is the 10 Contract Years following the later of the rider effective date or the date of the most recent benefit base reset (described below). If a benefit base reset does not occur, the enhancement period will terminate 10 Contract Years following the rider effective date. If a benefit base reset occurs, regardless of whether it occurs during an enhancement period, a new 10-year enhancement period will begin.

On each Contract Anniversary during the enhancement period, after each Contract Year in which there have been no withdrawals, we will increase the benefit base by an amount equal to [ %] multiplied by the enhancement base. This increase in the benefit base is referred to as the benefit base enhancement.

For any Contract Year during the enhancement period in which you take a withdrawal, regardless of whether the amount of the withdrawal is greater than, less than, or equal to, the GAI, you will not receive the benefit base enhancement for that Contract Year. However, you may receive a benefit base enhancement in each of the remaining Contract Years in the enhancement period if you do not take a withdrawal for that Contract Year. The enhancement period will not be extended for years in which you take a withdrawal and are no longer eligible for the benefit base enhancement for those years. Nor will the enhancement period be extended for years in which you do not take a withdrawal. The enhancement period will only change upon a benefit base reset, in which case a new 10-year enhancement period will begin.

Because rider charges apply to the greater of the benefit base or Contract Value, the benefit base enhancement may result in an increased cost of the rider if the benefit base is greater than the Contract Value as a result of the enhancement.

BENEFIT BASE RESET

On each Contract Anniversary, immediately following application of any applicable benefit base enhancement, the benefit base will be increased to the Contract Value if the Contract Value is greater than the benefit base. This increase in the benefit base is referred to as the benefit base reset. If a benefit base reset occurs, the enhancement base will increase to the value of the benefit base following the benefit base reset, and a new 10-year enhancement period will begin.

On each date of a benefit base reset, if the rider charge applicable to new customers purchasing MyPath Core Flex exceeds your current rider charge and the benefit base increases to the Contract Value, we reserve the right to increase the charge for your rider. The rider charge following the increase will not exceed the current rider charge for new issues which may equal the maximum annual rider charge. If we are no longer issuing this rider, we reserve the right to increase the rider charge to an amount that will not exceed the maximum annual rider charge. The increase will take effect on the date of the next benefit base reset following the date we increase the rider charge. See the section of this Prospectus entitled "Contract Charges and Fees" for additional details on the charges for this rider.

You may elect to decline the rider charge increase. DECLINING THE RIDER CHARGE INCREASE WILL RESULT IN NO FURTHER INCREASE TO THE BENEFIT BASE, WHICH WILL MEAN YOUR BENEFIT UNDER THE RIDER MAY NOT HAVE THE OPPORTUNITY TO INCREASE IN THE FUTURE. You will be notified in writing a minimum of 30 days prior to the date of the potential benefit base reset that you may decline the rider charge increase. If you elect to decline the rider charge increase, you must provide a written request to us no less than seven calendar days prior to the date of the potential benefit base reset. Once you notify us of your decision to decline the rider charge increase, you will no longer be eligible for future benefit base increases.

CALCULATING THE GUARANTEED ANNUAL INCOME (GAI)

The GAI will be equal to the benefit base multiplied by the annual income percentage (described below) based on the age of the Designated Life for MyPath Core Flex -- Single or of the youngest Designated Life for MyPath Core Flex -- Joint. The annual income percentage will be determined at the time of the first withdrawal, and will be based on the age of the Designated Life for MyPath Core Flex -- Single or of the youngest Designated Life for MyPath Core Flex -- Joint at the time of the first withdrawal.

The annual income percentages are as follows:

                      MYPATH CORE FLEX -- SINGLE MYPATH CORE FLEX -- JOINT
           AGE         ANNUAL INCOME PERCENTAGE  ANNUAL INCOME PERCENTAGE
           ---        -------------------------- -------------------------
      through age 64            [    %]                    [    %]
         65 - 74                [    %]                    [    %]
         75 - 79                [    %]                    [    %]
           80+                  [    %]                    [    %]

The annual income percentage will not change after it is determined as of the date of the first withdrawal, except in the case of a benefit base reset. Upon a benefit base reset, the annual income percentage will be re-determined based on the age of the Designated Life for MyPath Core Flex -- Single or of the youngest Designated Life for MyPath Core Flex -- Joint, on the date of the benefit base reset.

Upon an increase in the benefit base pursuant to a subsequent Purchase Payment, benefit base enhancement, or benefit base reset, the GAI will be recalculated to be equal to (a) multiplied by (b) where:

   (a) is the benefit base on the recalculation date, after all applicable benefit base adjustments described above, and

   (b) is the annual income percentage based on the age of the Designated Life for MyPath Core Flex -- Single or of the youngest Designated Life for MyPath Core Flex -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

Subsequent Purchase Payments and withdrawals will adjust the GAI as described below. If you purchased a Qualified Contract, withdrawals taken to satisfy any required minimum distribution requirements may not adjust the GAI, if certain conditions are satisfied. Please see the description of Required Minimum Distributions for Applicable Qualified Contracts below.

GAI ADJUSTMENT FOR SUBSEQUENT PURCHASE PAYMENTS

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the benefit base will be increased by the amount of the subsequent Purchase Payment. If a subsequent Purchase Payment increases the benefit base, the GAI will be recalculated to be equal to the new benefit base multiplied by the applicable annual income percentage.

The applicable annual income percentage will be based on the age of the Designated Life for MyPath Core Flex -- Single or of the youngest Designated Life for MyPath Core Flex -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset. The annual income percentage will not be reevaluated upon a subsequent Purchase Payment.

For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no increase to the benefit base as a result of the Purchase Payment. As a result, there will be no immediate increase to the GAI.

We may limit subsequent Purchase Payments after the first Contract Year following the rider effective date to a cumulative total of $25,000, without our prior consent.

WITHDRAWALS

You should consider the following before taking a withdrawal under this contract or rider:

  . Withdrawals under this rider are treated like any other contract withdrawals for the purposes of deferred sales charges, reducing the Contract Value, calculating cumulative net Purchase Payments in determining credit enhancement amounts, if any, free withdrawal amounts, or any other contract features impacted by a withdrawal and may have tax consequences.

  . Withdrawals taken prior to the benefit date will reduce the guarantees provided under this rider, as described below.

  . A withdrawal which causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal and which reduces the Contract Value to zero is considered a surrender of the contract. In this event the contract is not eligible for the automatic payment phase and the contract and rider terminate.

  . Withdrawals may be taken in a lump sum, in multiple withdrawals or on a systematic withdrawal basis, as allowed by your contract.

  . If you decide to apply an amount less than the entire Contract Value to provide Annuity Payments under an Annuity Payment option, that amount will be treated as a withdrawal for the purposes of adjusting the benefit base, enhancement base, and GAI. Be sure to read the section entitled "Annuitization Benefits and Options" if you are considering annuitizing your contract.

  . Any provision in your contract requiring there be a minimum Contract Value following any withdrawal is waived while this rider is in effect.

If you choose the CustomChoice Allocation Option, any withdrawals you take will be deducted from the Sub-Accounts of the Variable Annuity Account proportionate to the Contract Value. If you choose to allocate to the "allowable Sub-Accounts" (described below) instead, you may take a withdrawal from any allowable Sub-Account in any proportion.

ADJUSTMENT FOR WITHDRAWALS TAKEN PRIOR TO THE BENEFIT DATE

If you take withdrawals from your contract prior to the benefit date, it will cause the benefit base, enhancement base, and the GAI to be recalculated and reduced. The benefit base and enhancement base will each be reduced on a Pro-rata Basis, which may result in a reduction that is greater than the amount of the withdrawal.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base recalculation above), and

   (b) is the annual income percentage based on the applicable age of the Designated Life for MyPath Core Flex -- Single or of the youngest Designated Life for MyPath Core Flex -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

ADJUSTMENT FOR WITHDRAWALS TAKEN AFTER THE BENEFIT DATE

Each Contract Year after the benefit date, you may withdraw an amount less than or equal to the GAI or, if the contract is a Qualified Contract, the Required Minimum Distribution (RMD) for this contract, whichever is greater. These withdrawals will immediately reduce the Contract Value by the amount of the withdrawal, but will not reduce the benefit base, enhancement base, or GAI. If withdrawals in any Contract Year are less than the GAI, the remaining GAI may not be carried forward to future Contract Years.

Any amount you withdraw in a single Contract Year after the benefit date which is in excess of the greater of the GAI or RMD is an excess withdrawal. The portion of each individual withdrawal during a Contract Year that is treated as an excess withdrawal is equal to the amount withdrawn, including any applicable deferred sales charge, less any GAI or RMD remaining prior to the withdrawal for that Contract Year. An excess withdrawal will cause the benefit base, enhancement base, and GAI to be recalculated. The excess portion of an excess withdrawal will reduce the benefit base and enhancement base on a Pro-rata Basis, which means that the lower the Contract Value is relative to the benefit base and enhancement base, the greater the reduction in the benefit base and enhancement base.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base being reduced on a Pro-rata Basis), and

   (b) is the annual income percentage based on the applicable age of the Designated Life for MyPath Core Flex -- Single or of the youngest Designated Life for MyPath Core Flex -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

EXCESS WITHDRAWALS CAN REDUCE FUTURE BENEFITS BY MORE THAN THE DOLLAR AMOUNT OF THE EXCESS WITHDRAWAL.

REQUIRED MINIMUM DISTRIBUTIONS FOR APPLICABLE QUALIFIED CONTRACTS

For purposes of this rider, the RMD is equal to the amount needed based on the value of your contract to meet any required minimum distribution requirement pursuant to the Code, as amended from time to time, and the regulations promulgated thereunder. Applicable contracts include those Qualified Contracts issued under the provisions of Sections 401, 404, 408, or 457 of the Code.

Amounts withdrawn in excess of the RMD may be treated as an excess withdrawal as described above. A withdrawal in any Contract Year after you are eligible for RMD will not be treated as an excess withdrawal if that withdrawal does not cause the total withdrawals for the Contract Year to exceed the greater of the GAI or your RMD for the current calendar year. Such treatment is contingent on your acceptance of our calculation of the RMD amounts. RMD calculations will be based solely on the value of the individual contract and any attached riders, and will be determined for the calendar year in which the RMD withdrawal is requested. Each RMD amount is calculated based on information provided by you and our understanding of the Code and related regulations. We reserve the right to make changes in our calculations, as needed, to comply with the Code and related regulations.

While this contract is subject to RMD provisions, the benefit will be treated as follows:

  . Each Contract Year the GAI will be calculated as described in the GAI Amount section above. The GAI will not be changed based on the RMD requirement.

  . If the RMD amount is greater than the GAI, the benefit base, enhancement base, and GAI will not be reduced for withdrawals up to the RMD amount.

Under the Code, RMDs are calculated and taken on a calendar year basis. Under this optional rider, the GAI is based on Contract Year. Because the intervals for the GAI and RMD are different, multiple withdrawals in a single Contract Year may be more likely to result in a reduction of the GAI and therefore a reduced benefit. If the sum of the withdrawals in a Contract Year exceeds the greater of the RMD applicable at the time of the withdrawal or the GAI for that Contract Year, then the benefit base, enhancement base, and GAI would be recalculated, as described above. Below is an example of how this would apply.

Assume an IRA with a Contract Year of April 1 to March 31, and there are no withdrawals other than as described. The GAI for the 2013 Contract Year ending March 31, 2014 is $5,000. The RMDs for calendar years 2013 and 2014 are $6,000 and $8,000, respectively. If the Owner withdraws $1,500 in each of the last three quarters of calendar year 2013 and $2,000 in the first quarter of calendar year 2014, then the Owner will have withdrawn $6,500 for the 2013 Contract Year (April 1 to March 31). Since the sum of the Owner's withdrawals for the 2013 Contract Year is less than the RMD applicable at the time of the withdrawal (i.e., $8,000) the GAI would not be recalculated.

Consider another example using the same assumptions in the paragraph above, but instead of the Owner taking the $2,000 withdrawal in the first quarter of 2014, he or she takes it in the last quarter of 2013. In that case, the withdrawals for the Contract Year (i.e., $6,500) exceed the applicable RMD at the time of the withdrawal (i.e., $6,000) and the GAI would be recalculated according to the calculations set forth above for withdrawals in excess of the greater of the GAI or RMD. Note -- the last withdrawal makes the total withdrawals for the year exceed the RMD amount.

CONTRACT VALUE ALLOCATION PLAN

While this rider is in effect, the full Contract Value must be allocated to the Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with this rider. The approved allocation plans currently include:

   a)  100% allocation among allowable Sub-Accounts; or

   b)  100% allocation to the CustomChoice Allocation Option.

A) CURRENT ALLOWABLE SUB-ACCOUNTS: When you elect the MyPath Core Flex rider, only certain Sub-Accounts are available to you for allocation of your funds outside of the allowable CustomChoice

Allocation Option. These are referred to as "allowable Sub-Accounts." The allowable Sub-Accounts currently include:

  .  Ivy Funds VIP Pathfinder Moderate -- Managed Volatility

  .  Ivy Funds VIP Pathfinder Moderately Conservative -- Managed Volatility

Each of these Portfolios is a "fund of funds", which means each Portfolio invests in other underlying funds. Each of these Portfolios is also a managed volatility fund, which means each Portfolio seeks to manage the volatility of investment return. The risks and objectives of each allowable Sub-Account are described in detail in the Ivy Funds Variable Insurance Portfolios prospectus, which is attached to this Prospectus.

B) THE CUSTOMCHOICE ALLOCATION OPTION: This option requires that you allocate Purchase Payments or your Contract Value among a number of allocation "groups" according to specific percentage limitations. There are also percentage allocation limitations for the individual Funds within certain groups. If you elect the CustomChoice Allocation Option, your Contract Value will be automatically rebalanced each quarter. The allocation groups, allocation limitations, details on automatic rebalancing, and a complete description of the CustomChoice Allocation Option are previously described in detail in this Prospectus in the section entitled "Description of the Contract."

The allowable Sub-Accounts and CustomChoice Allocation Option are each designed to provide different asset allocation options to you, with differing risk characteristics and objectives. In selecting an allocation option you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You may also wish to ask your representative for assistance in selecting an option. Asset allocation does not ensure a profit or protect against a loss in a declining market. The purpose of the investment restriction is to reduce the volatility in investment performance and such reduced volatility may reduce the return on your investments. As a result, these investment restrictions may lessen the likelihood that you will receive benefits under the optional rider that are in excess of your Contract Value.

You may reallocate the full Contract Value from the current allocation plan to another available allocation plan approved by us for use with this rider. Any reallocation request must be received in our home office by written request or other form acceptable to us. The reallocation will be effective on the Valuation Date coincident with or next following the day we receive the complete request at our home office. We reserve the right to add, delete, or modify allocation plans at any time. In the event you make an additional Purchase Payment or request a transfer to an allocation plan that is no longer available, you will be required to provide a new allocation to one of the allocation plans available at the time of your request. If you do not make an additional Purchase Payment and you do not request a transfer to an allocation plan that is no longer available, you will not be impacted by the addition, deletion, or modification of the allocation plan. To terminate participation in an allocation plan, you must allocate your entire Contract Value to another allocation plan approved for use with this rider.

AUTOMATIC PAYMENT PHASE

If the Contract Value is reduced to zero, the contract will enter the automatic payment phase and no future benefit base increase will occur. This means that you will no longer be eligible for a benefit base reset or benefit base enhancement. If the contract is reduced to zero by a withdrawal that causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal, the withdrawal is considered a surrender of the contract and this rider will terminate. This means that the GAI will be zero and your contract will not enter the automatic payment phase.

We will notify you by letter if your contract enters the automatic payment phase. You may elect to receive the GAI at any frequency offered by us, but at least annually, until the death of the Designated Life for MyPath Core Flex -- Single and of both Designated Lives for MyPath Core Flex -- Joint. Once selected, the frequency may not be changed without our consent. During this phase, no additional Purchase Payments may be made and all other contract features, benefits, riders, and guarantees except the guarantees provided by this rider are terminated. Upon the death of the Designated Life for MyPath Core Flex -- Single and of both Designated Lives for MyPath Core Flex -- Joint, this rider terminates and no further benefits are payable under this rider.

ANNUITY PAYMENTS

If you elect to receive Annuity Payments, you may apply your available Contract Value to any Annuity Payment option in accordance with your contract terms. Amounts less than the entire Contract Value that are applied to provide Annuity Payments under an Annuity Payment option will be treated as a withdrawal for purposes of adjusting the benefit base, enhancement base, and GAI. BE SURE TO READ THE SECTION ENTITLED "ANNUITIZATION BENEFITS AND OPTIONS" IF YOU ARE CONSIDERING ANNUITIZING YOUR CONTRACT.

If Annuity Payments are required to begin and the oldest Annuitant is a Designated Life, the MyPath Core Flex rider allows you to elect from an additional Annuity Payment option to receive an annual amount equal to the GAI at any frequency offered by us, but at least annually, until the death of the Designated Life for MyPath Core Flex -- Single and of both Designated Lives for MyPath Core Flex -- Joint. Annuity Payments are required to begin on the Maturity Date. Please see the section entitled "Electing the Retirement Date and Annuity Option" for further details on the Maturity Date and the required beginning of Annuity Payments.

SPOUSAL CONTINUATION (FOR MYPATH CORE FLEX - JOINT)

For MyPath Core Flex -- Joint, if a Designated Life dies and the surviving spouse continues the contract, this rider may also be continued if the surviving spouse (as defined by federal law) is also a Designated Life and this rider is in effect at the time of contract continuation. If the surviving spouse elects to continue the contract and this rider, he or she will continue to be subject to the MyPath Core Flex -- Joint rider charge, and any future GAI calculations will be based on the life of the surviving spouse as the sole Designated Life. The MyPath Core Flex -- Joint option is not beneficial to the Joint Designated Life unless he or she is recognized as a spouse under federal law. Consult your tax advisor prior to purchasing this rider if you have questions about your spouse's status under federal law.

IMPACT OF DIVORCE

For MyPath Core Flex -- Single, if the Designated Life is removed as the Owner of the contract (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order, the rider will terminate.

For MyPath Core Flex -- Joint, if a Designated Life is removed from the contract due to a divorce or qualified dissolution order, any future GAI calculations will be based on the life of the remaining Designated Life. The rider charge and all terms of this rider will continue to be based on the joint version of the rider even though benefits are provided for only one Designated Life.

RIDER TERMINATION

Once you elect the MyPath Core Flex rider, you may not elect to cancel it.

The rider will automatically terminate at the earliest of:

   (a) For MyPath Core Flex -- Single and MyPath Core Flex -- Joint:

       (1) termination or surrender of the contract (Note -- a withdrawal that reduces the Contract Value to zero and causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal is considered a surrender of the contract); or

       (2) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

       (3) the date of an ownership change or assignment under the contract unless:

           (i) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to: for MyPath Core Flex -- Single, the change from individual ownership to a revocable trust for the benefit of such individual Owner, and, for MyPath Core Flex -- Joint, the change from joint ownership to ownership by the surviving spouse when one of them dies or an Owner is removed due to a divorce or qualified dissolution order); or

           (ii)the assignment is for the purposes of effectuating a 1035 exchange of the contract; or

   (b) for MyPath Core Flex -- Single:

       (1) the date we receive due proof of death of the Designated Life; or

       (2) the date the Designated Life is removed as a contract Owner (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order; or

   (c) for MyPath Core Flex -- Joint:

       (1) the date we receive due proof of death of the last remaining Designated Life; or

       (2) the date any death benefits are paid as a lump sum under the terms of the contract.

Upon termination of this rider, the benefits and charges within this rider will terminate. A proportionate amount of the rider charge will be deducted upon termination of this rider or surrender of the contract.

MYPATH ASCEND (SINGLE AND JOINT) OPTION

THE BENEFIT

This rider guarantees that in each Contract Year, beginning on the benefit date (described below), you may elect to receive an amount up to the Guaranteed Annual Income (GAI) until the death of the Designated Life for MyPath Ascend -- Single, or until the death of both Designated Lives for MyPath Ascend -- Joint. The amount received will be in the form of a withdrawal of Contract Value if available, or pursuant to the automatic payment phase. If you take withdrawals in a single Contract Year in excess of the GAI, it may result in a reduced GAI, as described below, and negatively impact your benefit.

The GAI is determined by multiplying the annual income percentage by an amount referred to as the benefit base. The benefit base may be adjusted for benefit base enhancements, benefit base resets, subsequent Purchase Payments, and withdrawals. The methods used to calculate the GAI, the benefit base, and each of the benefit base adjustments is described in detail below.

This rider differs, in part, from the other MyPath Lifetime Income optional riders in that it offers the highest percentage used to calculate a benefit base enhancement, but it does not have the opportunity for additional enhancement periods to begin. Higher benefit base enhancements, without the opportunity for new enhancement periods to begin, may be beneficial to those that do not intend to wait longer than ten Contract Years following the rider issue date before beginning withdrawals.

Several examples to help show how this rider works are included in Appendix J.

THE BENEFIT DATE

The benefit date is the date on which you may begin to receive the GAI. The benefit date is the later of the Contract Anniversary following the 59th birthday of the Designated Life for MyPath Ascend -- Single and of the youngest Designated Life for MyPath Ascend -- Joint, or the rider effective date. The rider effective date is the rider issue date.

CALCULATING THE BENEFIT BASE AND ENHANCEMENT BASE VALUES

BENEFIT BASE

The benefit base is a value that is used to calculate the amount of GAI available for withdrawal under this rider. The benefit base will have an initial value that may be adjusted for subsequent Purchase Payments and withdrawals, and is subject to a maximum, each of which is described below. The benefit base may also be adjusted for benefit base enhancements and benefit base resets, which are also described below.

The initial benefit base will be set to the initial Purchase Payment.

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the benefit base will be increased by the amount of the subsequent Purchase Payment. After the first Contract Anniversary, however, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no immediate increase to the benefit base as a result of the Purchase Payment.

Prior to the benefit date, any amount you withdraw is considered an excess withdrawal and will cause the benefit base to be reduced on a Pro-rata Basis.

After the benefit date, if the total amount you withdraw in a single Contract Year is less than or equal to the GAI, as described below, the benefit base will not be reduced.

After the benefit date, if the total amount you withdraw in a single Contract Year is in excess of the GAI, the additional amount withdrawn in excess of the GAI is considered an excess withdrawal and will cause the benefit base to be reduced on a Pro-rata Basis.

Reductions on a Pro-rata Basis may result in the benefit base being reduced by more than the actual amount of the withdrawal.

The benefit base is separate from your Contract Value. The benefit base may not be withdrawn as a lump sum and is not payable at death.

The benefit base is subject to a maximum of $4,000,000. This applies to the initial benefit base, as well as increases due to subsequent Purchase Payments, benefit base enhancements, or benefit base resets. Because of this maximum, if you make large Purchase Payments, you may not realize the full benefit of increases in the benefit base provided by this rider.

ENHANCEMENT BASE

The enhancement base is a value that is used to calculate any applicable benefit base enhancement. The enhancement base will have an initial value that may be adjusted for subsequent Purchase Payments and withdrawals, and is subject to a maximum, each of which is described below. The enhancement base may also be increased at the time of a benefit base reset, if the benefit base reset occurs during the enhancement period, which is more fully described below.

The initial enhancement base will be set to the initial Purchase Payment.

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the enhancement base will be increased by the amount of the subsequent Purchase Payment. After the first Contract Anniversary, however, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no immediate increase to the enhancement base as a result of the Purchase Payment.

Prior to the benefit date, any amount you withdraw is considered an excess withdrawal and will cause the enhancement base to be reduced on a Pro-rata Basis.

After the benefit date, if the total amount you withdraw in a single Contract Year is less than or equal to the GAI, as described below, the enhancement base will not be reduced.

After the benefit date, if the total amount you withdraw in a single Contract Year is in excess of the GAI, the additional amount withdrawn in excess of the GAI is considered an excess withdrawal and will cause the enhancement base to be reduced on a Pro-rata Basis.

Reductions on a Pro-rata Basis may result in the enhancement base being reduced by more than the actual amount of the withdrawal.

The enhancement base is separate from your Contract Value. The enhancement base may not be withdrawn as a lump sum and is not payable at death.

The enhancement base is subject to a maximum of $4,000,000. This applies to the initial enhancement base, as well as increases due to subsequent Purchase Payments or benefit base resets. Because of this maximum, if you make large Purchase Payments, you may not realize the full benefit of increases in the enhancement base provided by this rider.

BENEFIT BASE ENHANCEMENT

For purposes of calculating the benefit base enhancement, the "enhancement period" is the 10 Contract Years following the rider effective date. The enhancement period, and the potential for any benefit base enhancement, will terminate 10 Contract Years following the rider effective date.

On each Contract Anniversary during the enhancement period, after each Contract Year in which there have been no withdrawals, we will increase the benefit base by an amount equal to [ %] multiplied by the enhancement base. This increase in the benefit base is referred to as the benefit base enhancement.

For any Contract Year during the enhancement period in which you take a withdrawal, regardless of whether the amount of the withdrawal is greater than, less than, or equal to, the GAI, you will not receive the benefit base enhancement for that Contract Year. However, you may receive a benefit base enhancement in each of the remaining Contract Years in the enhancement period if you do not take a withdrawal for that Contract Year. The enhancement period will not be extended for any reason, including for years in which you take a withdrawal and are no longer eligible for the benefit base enhancement for those years.

Because rider charges apply to the greater of the benefit base or Contract Value, the benefit base enhancement may result in an increased cost of the rider if the benefit base is greater than the Contract Value as a result of the enhancement.

BENEFIT BASE RESET

On each Contract Anniversary, immediately following application of any applicable benefit base enhancement, the benefit base will be increased to the Contract Value if the Contract Value is greater than the benefit base. This increase in the benefit base is referred to as the benefit base reset. If a benefit base reset occurs during the enhancement period, the enhancement base will increase to the value of the benefit base following the benefit base reset. The enhancement period, however, will not be affected by the benefit base reset.

On each date of a benefit base reset, if the rider charge applicable to new customers purchasing MyPath Ascend exceeds your current rider charge and the benefit base increases to the Contract Value, we reserve the right to increase the charge for your rider. The rider charge following the increase will not exceed the current rider charge for new issues which may equal the maximum annual rider charge. If we are no longer issuing this rider, we reserve the right to increase the rider charge to an amount that will not exceed the maximum annual rider charge. The increase will take effect on the date of the next benefit base reset following the date we increase the rider charge. See the section of this Prospectus entitled "Contract Charges and Fees" for additional details on the charges for this rider.

You may elect to decline the rider charge increase. DECLINING THE RIDER CHARGE INCREASE WILL RESULT IN NO FURTHER INCREASE TO THE BENEFIT BASE, WHICH WILL MEAN YOUR BENEFIT UNDER THE RIDER MAY NOT HAVE THE OPPORTUNITY TO INCREASE IN THE FUTURE. You will be notified in writing a minimum of 30 days prior to the date of the potential benefit base reset that you may decline the rider charge increase. If you elect to decline the rider charge increase, you must provide a written request to us no less than seven calendar days prior to the date of the potential benefit base reset. Once you notify us of your decision to decline the rider charge increase, you will no longer be eligible for future benefit base increases.

CALCULATING THE GUARANTEED ANNUAL INCOME (GAI)

The GAI will be equal to the benefit base multiplied by the annual income percentage (described below) based on the age of the Designated Life for MyPath Ascend -- Single or of the youngest Designated Life for MyPath Ascend -- Joint. The annual income percentage will be determined at the time of the first withdrawal, and will be based on the age of the Designated Life for MyPath Ascend -- Single or of the youngest Designated Life for MyPath Ascend -- Joint at the time of the first withdrawal.

The annual income percentages are as follows:

                       MYPATH ASCEND -- SINGLE   MYPATH ASCEND -- JOINT
            AGE        ANNUAL INCOME PERCENTAGE ANNUAL INCOME PERCENTAGE
            ---        ------------------------ ------------------------
       through age 64           [    %]                  [    %]
          65 - 74               [    %]                  [    %]
          75 - 79               [    %]                  [    %]
            80+                 [    %]                  [    %]

The annual income percentage will not change after it is determined as of the date of the first withdrawal, except in the case of a benefit base reset. Upon a benefit base reset, the annual income percentage will be re-determined based on the age of the Designated Life for MyPath Ascend -- Single or of the youngest Designated Life for MyPath Ascend -- Joint, on the date of the benefit base reset.

Upon an increase in the benefit base pursuant to a subsequent Purchase Payment, benefit base enhancement, or benefit base reset, the GAI will be recalculated to be equal to (a) multiplied by (b) where:

   (a) is the benefit base on the recalculation date, after all applicable benefit base adjustments described above, and

   (b) is the annual income percentage based on the age of the Designated Life for MyPath Ascend -- Single or of the youngest Designated Life for MyPath Ascend -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

Subsequent Purchase Payments and withdrawals will adjust the GAI as described below. If you purchased a Qualified Contract, withdrawals taken to satisfy any required minimum distribution requirements may not adjust the GAI, if certain conditions are satisfied. Please see the description of Required Minimum Distributions for Applicable Qualified Contracts below.

GAI ADJUSTMENT FOR SUBSEQUENT PURCHASE PAYMENTS

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the benefit base will be increased by the amount of the subsequent Purchase Payment. If a subsequent Purchase Payment increases the benefit base, the GAI will be recalculated to be equal to the new benefit base multiplied by the applicable annual income percentage.

The applicable annual income percentage will be based on the age of the Designated Life for MyPath Ascend -- Single or of the youngest Designated Life for MyPath Ascend -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset. The annual income percentage will not be reevaluated upon a subsequent Purchase Payment.

For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no increase to the benefit base as a result of the Purchase Payment. As a result, there will be no immediate increase to the GAI.

We may limit subsequent Purchase Payments after the first Contract Year following the rider effective date to a cumulative total of $25,000, without our prior consent.

WITHDRAWALS

You should consider the following before taking a withdrawal under this contract or rider:

  . Withdrawals under this rider are treated like any other contract withdrawals for the purposes of deferred sales charges, reducing the Contract Value, calculating cumulative net Purchase Payments in determining credit enhancement amounts, if any, free withdrawal amounts, or any other contract features impacted by a withdrawal and may have tax consequences.

  . Withdrawals taken prior to the benefit date will reduce the guarantees provided under this rider, as described below.

  . A withdrawal which causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal and which reduces the Contract Value to zero is considered a surrender of the contract. In this event the contract is not eligible for the automatic payment phase and the contract and rider terminate.

  . Withdrawals may be taken in a lump sum, in multiple withdrawals or on a systematic withdrawal basis, as allowed by your contract.

  . If you decide to apply an amount less than the entire Contract Value to provide Annuity Payments under an Annuity Payment option, that amount will be treated as a withdrawal for the purposes of adjusting the benefit base, enhancement base, and GAI. Be sure to read the section entitled "Annuitization Benefits and Options" if you are considering annuitizing your contract.

  . Any provision in your contract requiring there be a minimum Contract Value following any withdrawal is waived while this rider is in effect.

You may take a withdrawal from any "allowable Sub-Account" (described below) in any proportion.

ADJUSTMENT FOR WITHDRAWALS TAKEN PRIOR TO THE BENEFIT DATE

If you take withdrawals from your contract prior to the benefit date, it will cause the benefit base, enhancement base, and the GAI to be recalculated and reduced. The benefit base and enhancement base will each be reduced on a Pro-rata Basis, which may result in a reduction that is greater than the amount of the withdrawal.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base recalculation above), and

   (b) is the annual income percentage based on the applicable age of the Designated Life for MyPath Ascend -- Single or of the youngest Designated Life for MyPath Ascend -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

ADJUSTMENT FOR WITHDRAWALS TAKEN AFTER THE BENEFIT DATE

Each Contract Year after the benefit date, you may withdraw an amount less than or equal to the GAI or, if the contract is a Qualified Contract, the Required Minimum Distribution (RMD) for this contract, whichever is greater. These withdrawals will immediately reduce the Contract Value by the amount of the withdrawal, but will not reduce the benefit base, enhancement base, or GAI. If withdrawals in any Contract Year are less than the GAI, the remaining GAI may not be carried forward to future Contract Years.

Any amount you withdraw in a single Contract Year after the benefit date which is in excess of the greater of the GAI or RMD is an excess withdrawal. The portion of each individual withdrawal during a Contract Year that is treated as an excess withdrawal is equal to the amount withdrawn, including any applicable deferred sales charge, less any GAI or RMD remaining prior to the withdrawal for that Contract Year. An excess withdrawal will cause the benefit base, enhancement base, and GAI to be recalculated. The excess portion of an excess withdrawal will reduce the benefit base and enhancement base on a Pro-rata Basis, which means that the lower the Contract Value is relative to the benefit base and enhancement base, the greater the reduction in the benefit base and enhancement base.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base being reduced on a Pro-rata Basis), and

   (b) is the annual income percentage based on the applicable age of the Designated Life for MyPath Ascend -- Single or of the youngest Designated Life for MyPath Ascend -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

EXCESS WITHDRAWALS CAN REDUCE FUTURE BENEFITS BY MORE THAN THE DOLLAR AMOUNT OF THE EXCESS WITHDRAWAL.

REQUIRED MINIMUM DISTRIBUTIONS FOR APPLICABLE QUALIFIED CONTRACTS

For purposes of this rider, the RMD is equal to the amount needed based on the value of your contract to meet any required minimum distribution requirement pursuant to the Code, as amended from time to time, and the regulations promulgated thereunder. Applicable contracts include those Qualified Contracts issued under the provisions of Sections 401, 404, 408, or 457 of the Code.

Amounts withdrawn in excess of the RMD may be treated as an excess withdrawal as described above. A withdrawal in any Contract Year after you are eligible for RMD will not be treated as an excess withdrawal if that withdrawal does not cause the total withdrawals for the Contract Year to exceed the greater of the GAI or your RMD for the current calendar year. Such treatment is contingent on your acceptance of our calculation of the RMD amounts. RMD calculations will be based solely on the value of the individual contract and any attached riders, and will be determined for the calendar year in which the RMD withdrawal is requested. Each RMD amount is calculated based on information provided by you and our understanding of the Code and related regulations. We reserve the right to make changes in our calculations, as needed, to comply with the Code and related regulations.

While this contract is subject to RMD provisions, the benefit will be treated as follows:

  . Each Contract Year the GAI will be calculated as described in the GAI Amount section above. The GAI will not be changed based on the RMD requirement.

  . If the RMD amount is greater than the GAI, the benefit base, enhancement base, and GAI will not be reduced for withdrawals up to the RMD amount.

Under the Code, RMDs are calculated and taken on a calendar year basis. Under this optional rider, the GAI is based on Contract Year. Because the intervals for the GAI and RMD are different, multiple withdrawals in a single Contract Year may be more likely to result in a reduction of the GAI and therefore a reduced benefit. If the sum of the withdrawals in a Contract Year exceeds the greater of the RMD applicable at the time of the withdrawal or the GAI for that Contract Year, then the benefit base, enhancement base, and GAI would be recalculated, as described above. Below is an example of how this would apply.

Assume an IRA with a Contract Year of April 1 to March 31, and there are no withdrawals other than as described. The GAI for the 2013 Contract Year ending March 31, 2014 is $5,000. The RMDs for calendar years 2013 and 2014 are $6,000 and $8,000, respectively. If the Owner withdraws $1,500 in each of the last three quarters of calendar year 2013 and $2,000 in the first quarter of calendar year 2014, then the Owner will have withdrawn $6,500 for the 2013 Contract Year (April 1 to March 31). Since the sum of the Owner's withdrawals for the 2013 Contract Year is less than the RMD applicable at the time of the withdrawal (i.e., $8,000) the GAI would not be recalculated.

Consider another example using the same assumptions in the paragraph above, but instead of the Owner taking the $2,000 withdrawal in the first quarter of 2014, he or she takes it in the last quarter of 2013. In that case, the withdrawals for the Contract Year (i.e., $6,500) exceed the applicable RMD at the time of the withdrawal (i.e., $6,000) and the GAI would be recalculated according to the calculations set forth above for withdrawals in excess of the greater of the GAI or RMD. Note -- the last withdrawal makes the total withdrawals for the year exceed the RMD amount.

CONTRACT VALUE ALLOCATION PLAN

While this rider is in effect, the full Contract Value must be allocated to the Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with this rider. Currently, the only approved allocation plan is:

  .  100% allocation among allowable Sub-Accounts

CURRENT ALLOWABLE SUB-ACCOUNTS: When you elect the MyPath Ascend rider, only certain Sub-Accounts are available to you for allocation of your funds. These are referred to as "allowable Sub-Accounts." The allowable Sub-Accounts currently include:

  .  Ivy Funds VIP Pathfinder Moderate -- Managed Volatility

  .  Ivy Funds VIP Pathfinder Moderately Conservative -- Managed Volatility

Each of these Portfolios is a "fund of funds", which means each Portfolio invests in other underlying funds. Each of these Portfolios is also a managed volatility fund, which means each Portfolio seeks to manage the volatility of investment return. The risks and objectives of each allowable Sub-Account are described in detail in the Ivy Funds Variable Insurance Portfolios prospectus, which is attached to this Prospectus.

The allowable Sub-Accounts are designed to provide different asset allocation options to you, with differing risk characteristics and objectives. In selecting an allowable Sub-Account you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You may also wish to ask your representative for assistance in selecting an allowable Sub-Account. Asset allocation does not ensure a profit or protect against a loss in a declining market. The purpose of the investment restriction is to reduce the volatility in investment performance and such reduced volatility may reduce the return on your investments. As a result, these investment restrictions may lessen the likelihood that you will receive benefits under the optional rider that are in excess of your Contract Value.

We reserve the right to add, delete, or modify allocation plans at any time. In the event you make an additional Purchase Payment or request a transfer to an allocation plan that is no longer available, you will be required to provide a new allocation to one of the allocation plans available at the time of your request. If you do not make an additional Purchase Payment and you do not request a transfer to an allocation plan that is no longer available, you will not be impacted by the addition, deletion, or modification of the allocation plan. To terminate participation in an allocation plan, you must allocate your entire Contract Value to another allocation plan approved for use with this rider.

AUTOMATIC PAYMENT PHASE

If the Contract Value is reduced to zero, the contract will enter the automatic payment phase and no future benefit base increase will occur. This means that you will no longer be eligible for a benefit base reset or benefit base enhancement. If the contract is reduced to zero by a withdrawal that causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal, the withdrawal is considered a surrender of the contract and this rider will terminate. This means that the GAI will be zero and your contract will not enter the automatic payment phase.

We will notify you by letter if your contract enters the automatic payment phase. You may elect to receive the GAI at any frequency offered by us, but at least annually, until the death of the Designated Life for MyPath Ascend -- Single and of both Designated Lives for MyPath Ascend -- Joint. Once selected, the frequency may not be changed without our consent. During this phase, no additional Purchase Payments may be made and all other contract features, benefits, riders, and guarantees except the guarantees provided by this rider are terminated. Upon the death of the Designated Life for MyPath Ascend -- Single and of both Designated Lives for MyPath Ascend -- Joint, this rider terminates and no further benefits are payable under this rider.

ANNUITY PAYMENTS

If you elect to receive Annuity Payments, you may apply your available Contract Value to any Annuity Payment option in accordance with your contract terms. Amounts less than the entire Contract Value that are applied to provide Annuity Payments under an Annuity Payment option will be treated as a withdrawal for purposes of adjusting the benefit base, enhancement base, and GAI. BE SURE TO READ THE SECTION ENTITLED "ANNUITIZATION BENEFITS AND OPTIONS" IF YOU ARE CONSIDERING ANNUITIZING YOUR CONTRACT.

If Annuity Payments are required to begin and the oldest Annuitant is a Designated Life, the MyPath Ascend rider allows you to elect from an additional Annuity Payment option to receive an annual amount equal to the GAI at any frequency offered by us, but at least annually, until the death of the Designated Life for MyPath Ascend -- Single and of both Designated Lives for MyPath Ascend -- Joint. Annuity Payments are required to begin on the Maturity Date. Please see the section entitled "Electing the Retirement Date and Annuity Option" for further details on the Maturity Date and the required beginning of Annuity Payments.

SPOUSAL CONTINUATION (FOR MYPATH ASCEND -- JOINT)

For MyPath Ascend -- Joint, if a Designated Life dies and the surviving spouse continues the contract, this rider may also be continued if the surviving spouse (as defined by federal law) is also a Designated Life and this rider is in effect at the time of contract continuation. If the surviving spouse elects to continue the contract and this rider, he or she will continue to be subject to the MyPath Ascend -- Joint rider charge, and any future GAI calculations will be based on the life of the surviving spouse as the sole Designated Life. The MyPath Ascend -- Joint option is not beneficial to the Joint Designated Life unless he or she is recognized as a spouse under federal law. Consult your tax advisor prior to purchasing this rider if you have questions about your spouse's status under federal law.

IMPACT OF DIVORCE

For MyPath Ascend -- Single, if the Designated Life is removed as the Owner of the contract (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order, the rider will terminate.

For MyPath Ascend -- Joint, if a Designated Life is removed from the contract due to a divorce or qualified dissolution order, any future GAI calculations will be based on the life of the remaining Designated Life. The rider charge and all terms of this rider will continue to be based on the joint version of the rider even though benefits are provided for only one Designated Life.

RIDER TERMINATION

Once you elect the MyPath Ascend rider, you may not elect to cancel it.

The rider will automatically terminate at the earliest of:

   (a) For MyPath Ascend -- Single and MyPath Ascend -- Joint:

       (1) termination or surrender of the contract (Note -- a withdrawal that reduces the Contract Value to zero and causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal is considered a surrender of the contract); or

       (2) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

       (3) the date of an ownership change or assignment under the contract unless:

           (i) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to: for MyPath Ascend -- Single, the change from individual ownership to a revocable trust for the benefit of such individual Owner, and, for MyPath Ascend -- Joint, the change from joint ownership to ownership by the surviving spouse when one of them dies or an Owner is removed due to a divorce or qualified dissolution order); or

           (ii)the assignment is for the purposes of effectuating a 1035 exchange of the contract; or

   (b) for MyPath Ascend -- Single:

       (1) the date we receive due proof of death of the Designated Life; or

       (2) the date the Designated Life is removed as a contract Owner (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order; or

   (c) for MyPath Ascend -- Joint:

       (1) the date we receive due proof of death of the last remaining Designated Life; or

       (2) the date any death benefits are paid as a lump sum under the terms of the contract.

Upon termination of this rider, the benefits and charges within this rider will terminate. A proportionate amount of the rider charge will be deducted upon termination of this rider or surrender of the contract.

MYPATH SUMMIT (SINGLE AND JOINT) OPTION

THE BENEFIT

This rider guarantees that in each Contract Year, beginning on the benefit date (described below), you may elect to receive an amount up to the Guaranteed Annual Income (GAI) until the death of the Designated Life for MyPath Summit -- Single, or until the death of both Designated Lives for MyPath Summit -- Joint. The amount received will be in the form of a withdrawal of Contract Value if available, or pursuant to the automatic payment phase. If you take withdrawals in a single Contract Year in excess of the GAI, it may result in a reduced GAI, as described below, and negatively impact your benefit.

The GAI is determined by multiplying the annual income percentage by an amount referred to as the benefit base. The benefit base may be adjusted for benefit base resets, subsequent Purchase Payments, and withdrawals. The methods used to calculate the GAI, the benefit base, and each of the benefit base adjustments is described in detail below.

This rider differs, in part, from the other MyPath Lifetime Income optional riders in that it offers the highest annual income percentages used in calculating the GAI, but does not offer the opportunity for benefit base enhancements. Higher annual income percentages without benefit base enhancements may be beneficial to those that intend to take withdrawals shortly after the rider issue date and intend to take regular withdrawals.

Several examples to help show how this rider works are included in Appendix K.

THE BENEFIT DATE

The benefit date is the date on which you may begin to receive the GAI. The benefit date is the later of the Contract Anniversary following the 59th birthday of the Designated Life for MyPath Summit -- Single and of the youngest Designated Life for MyPath Summit -- Joint, or the rider effective date. The rider effective date is the rider issue date.

CALCULATING THE BENEFIT BASE VALUES

BENEFIT BASE

The benefit base is a value that is used to calculate the amount of GAI available for withdrawal under this rider. The benefit base will have an initial value that may be adjusted for subsequent Purchase Payments and withdrawals, and is subject to a maximum, each of which is described below. The benefit base may also be adjusted for benefit base resets, which is also described below.

The initial benefit base will be set to the initial Purchase Payment.

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the benefit base will be increased by the amount of the subsequent Purchase Payment. After the first Contract Anniversary, however, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no immediate increase to the benefit base as a result of the Purchase Payment.

Prior to the benefit date, any amount you withdraw is considered an excess withdrawal and will cause the benefit base to be reduced on a Pro-rata Basis.

After the benefit date, if the total amount you withdraw in a single Contract Year is less than or equal to the GAI, as described below, the benefit base will not be reduced.

After the benefit date, if the total amount you withdraw in a single Contract Year is in excess of the GAI, the additional amount withdrawn in excess of the GAI is considered an excess withdrawal and will cause the benefit base to be reduced on a Pro-rata Basis.

Reductions on a Pro-rata Basis may result in the benefit base being reduced by more than the actual amount of the withdrawal.

The benefit base is separate from your Contract Value. The benefit base may not be withdrawn as a lump sum and is not payable at death.

The benefit base is subject to a maximum of $4,000,000. This applies to the initial benefit base, as well as increases due to subsequent Purchase Payments or benefit base resets. Because of this maximum, if you make large Purchase Payments, you may not realize the full benefit of increases in the benefit base provided by this rider.

BENEFIT BASE RESET

On each Contract Anniversary, the benefit base will be increased to the Contract Value if the Contract Value is greater than the benefit base. This increase in the benefit base is referred to as the benefit base reset.

On each date of a benefit base reset, if the rider charge applicable to new customers purchasing MyPath Summit exceeds your current rider charge and the benefit base increases to the Contract Value, we reserve the right to increase the charge for your rider. The rider charge following the increase will not exceed the current rider charge for new issues which may equal the maximum annual rider charge. If we are no longer issuing this rider, we reserve the right to increase the rider charge to an amount that will not exceed the maximum annual rider charge. The increase will take effect on the date of the next benefit base reset following the date we increase the rider charge. See the section of this Prospectus entitled "Contract Charges and Fees" for additional details on the charges for this rider.

You may elect to decline the rider charge increase. DECLINING THE RIDER CHARGE INCREASE WILL RESULT IN NO FURTHER INCREASE TO THE BENEFIT BASE, WHICH WILL MEAN YOUR BENEFIT UNDER THE RIDER MAY

NOT HAVE THE OPPORTUNITY TO INCREASE IN THE FUTURE. You will be notified in writing a minimum of 30 days prior to the date of the potential benefit base reset that you may decline the rider charge increase. If you elect to decline the rider charge increase, you must provide a written request to us no less than seven calendar days prior to the date of the potential benefit base reset. Once you notify us of your decision to decline the rider charge increase, you will no longer be eligible for future benefit base increases.

CALCULATING THE GUARANTEED ANNUAL INCOME (GAI)

The GAI will be equal to the benefit base multiplied by the annual income percentage (described below) based on the age of the Designated Life for MyPath Summit -- Single or of the youngest Designated Life for MyPath Summit -- Joint. The annual income percentage will be determined at the time of the first withdrawal, and will be based on the age of the Designated Life for MyPath Summit -- Single or of the youngest Designated Life for MyPath Summit -- Joint at the time of the first withdrawal.

The annual income percentages are as follows:

                       MYPATH SUMMIT -- SINGLE   MYPATH SUMMIT -- JOINT
            AGE        ANNUAL INCOME PERCENTAGE ANNUAL INCOME PERCENTAGE
            ---        ------------------------ ------------------------
       through age 64           [    %]                  [    %]
          65 - 74               [    %]                  [    %]
          75 - 79               [    %]                  [    %]
            80+                 [    %]                  [    %]

The annual income percentage will not change after it is determined as of the date of the first withdrawal, except in the case of a benefit base reset. Upon a benefit base reset, the annual income percentage will be re-determined based on the age of the Designated Life for MyPath Summit -- Single or of the youngest Designated Life for MyPath Summit -- Joint, on the date of the benefit base reset.

Upon an increase in the benefit base pursuant to a subsequent Purchase Payment or benefit base reset, the GAI will be recalculated to be equal to
(a) multiplied by (b) where:

   (a) is the benefit base on the recalculation date, after all applicable benefit base adjustments described above, and

   (b) is the annual income percentage based on the age of the Designated Life for MyPath Summit -- Single or of the youngest Designated Life for MyPath Summit -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

Subsequent Purchase Payments and withdrawals will adjust the GAI as described below. If you purchased a Qualified Contract, withdrawals taken to satisfy any required minimum distribution requirements may not adjust the GAI, if certain conditions are satisfied. Please see the description of Required Minimum Distributions for Applicable Qualified Contracts below.

GAI ADJUSTMENT FOR SUBSEQUENT PURCHASE PAYMENTS

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the benefit base will be increased by the amount of the subsequent Purchase Payment. If a subsequent Purchase Payment increases the benefit base, the GAI will be recalculated to be equal to the new benefit base multiplied by the applicable annual income percentage.

The applicable annual income percentage will be based on the age of the Designated Life for MyPath Summit -- Single or of the youngest Designated Life for MyPath Summit -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset. The annual income percentage will not be reevaluated upon a subsequent Purchase Payment.

For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no increase to the benefit base as a result of the Purchase Payment. As a result, there will be no immediate increase to the GAI.

We may limit subsequent Purchase Payments after the first Contract Year following the rider effective date to a cumulative total of $25,000, without our prior consent.

WITHDRAWALS

You should consider the following before taking a withdrawal under this contract or rider:

  . Withdrawals under this rider are treated like any other contract withdrawals for the purposes of deferred sales charges, reducing the Contract Value, calculating cumulative net Purchase Payments in determining credit enhancement amounts, if any, free withdrawal amounts, or any other contract features impacted by a withdrawal and may have tax consequences.

  . Withdrawals taken prior to the benefit date will reduce the guarantees provided under this rider, as described below.

  . A withdrawal which causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal and which reduces the Contract Value to zero is considered a surrender of the contract. In this event the contract is not eligible for the automatic payment phase and the contract and rider terminate.

  . Withdrawals may be taken in a lump sum, in multiple withdrawals or on a systematic withdrawal basis, as allowed by your contract.

  . If you decide to apply an amount less than the entire Contract Value to provide Annuity Payments under an Annuity Payment option, that amount will be treated as a withdrawal for the purposes of adjusting the benefit base and GAI. Be sure to read the section entitled "Annuitization Benefits and Options" if you are considering annuitizing your contract.

  . Any provision in your contract requiring there be a minimum Contract Value following any withdrawal is waived while this rider is in effect.

You may take a withdrawal from any "allowable Sub-Account" (described below) in any proportion.

ADJUSTMENT FOR WITHDRAWALS TAKEN PRIOR TO THE BENEFIT DATE

If you take withdrawals from your contract prior to the benefit date, it will cause the benefit base and the GAI to be recalculated and reduced. The benefit base will be reduced on a Pro-rata Basis, which may result in a reduction that is greater than the amount of the withdrawal.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base recalculation above), and

   (b) is the annual income percentage based on the applicable age of the Designated Life for MyPath Summit -- Single or of the youngest Designated Life for MyPath Summit -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

ADJUSTMENT FOR WITHDRAWALS TAKEN AFTER THE BENEFIT DATE

Each Contract Year after the benefit date, you may withdraw an amount less than or equal to the GAI or, if the contract is a Qualified Contract, the Required Minimum Distribution (RMD) for this contract, whichever is greater. These withdrawals will immediately reduce the Contract Value by the amount of the withdrawal, but will not reduce the benefit base or GAI. If withdrawals in any Contract Year are less than the GAI, the remaining GAI may not be carried forward to future Contract Years.

Any amount you withdraw in a single Contract Year after the benefit date which is in excess of the greater of the GAI or RMD is an excess withdrawal. The portion of each individual withdrawal during a Contract Year that is treated as an excess withdrawal is equal to the amount withdrawn, including any applicable deferred sales charge, less any GAI or RMD remaining prior to the withdrawal for that Contract Year. An excess withdrawal will cause the benefit base and GAI to be recalculated. The excess portion of an excess withdrawal will reduce the benefit base on a Pro-rata Basis, which means that the lower the Contract Value is relative to the benefit base, the greater the reduction in the benefit base.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base being reduced on a Pro-rata Basis), and

   (b) is the annual income percentage based on the applicable age of the Designated Life for MyPath Summit -- Single or of the youngest Designated Life for MyPath Summit -- Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset.

EXCESS WITHDRAWALS CAN REDUCE FUTURE BENEFITS BY MORE THAN THE DOLLAR AMOUNT OF THE EXCESS WITHDRAWAL.

REQUIRED MINIMUM DISTRIBUTIONS FOR APPLICABLE QUALIFIED CONTRACTS

For purposes of this rider, the RMD is equal to the amount needed based on the value of your contract to meet any required minimum distribution requirement pursuant to the Code, as amended from time to time, and the regulations promulgated thereunder. Applicable contracts include those Qualified Contracts issued under the provisions of Sections 401, 404, 408, or 457 of the Code.

Amounts withdrawn in excess of the RMD may be treated as an excess withdrawal as described above. A withdrawal in any Contract Year after you are eligible for RMD will not be treated as an excess withdrawal if that withdrawal does not cause the total withdrawals for the Contract Year to exceed the greater of the GAI or your RMD for the current calendar year. Such treatment is contingent on your acceptance of our calculation of the RMD amounts. RMD calculations will be based solely on the value of the individual contract and any attached riders, and will be determined for the calendar year in which the RMD withdrawal is requested. Each RMD amount is calculated based on information provided by you and our understanding of the Code and related regulations. We reserve the right to make changes in our calculations, as needed, to comply with the Code and related regulations.

While this contract is subject to RMD provisions, the benefit will be treated as follows:

  . Each Contract Year the GAI will be calculated as described in the GAI Amount section above. The GAI will not be changed based on the RMD requirement.

  . If the RMD amount is greater than the GAI, the benefit base and GAI will not be reduced for withdrawals up to the RMD amount.

Under the Code, RMDs are calculated and taken on a calendar year basis. Under this optional rider, the GAI is based on Contract Year. Because the intervals for the GAI and RMD are different, multiple withdrawals in a single Contract Year may be more likely to result in a reduction of the GAI and therefore a reduced benefit. If the sum of the withdrawals in a Contract Year exceeds the greater of the RMD applicable at the time of the withdrawal or the GAI for that Contract Year, then the benefit base and GAI would be recalculated, as described above. Below is an example of how this would apply.

Assume an IRA with a Contract Year of April 1 to March 31, and there are no withdrawals other than as described. The GAI for the 2013 Contract Year ending March 31, 2014 is $5,000. The RMDs for calendar years 2013 and 2014 are $6,000 and $8,000, respectively. If the Owner withdraws $1,500 in each of the last three quarters of calendar year 2013 and $2,000 in the first quarter of calendar year 2014, then the Owner will have withdrawn $6,500 for the 2013 Contract Year (April 1 to March 31). Since the sum of the Owner's withdrawals for the 2013 Contract Year is less than the RMD applicable at the time of the withdrawal (i.e., $8,000) the GAI would not be recalculated.

Consider another example using the same assumptions in the paragraph above, but instead of the Owner taking the $2,000 withdrawal in the first quarter of 2014, he or she takes it in the last quarter of 2013. In that case, the withdrawals for the Contract Year (i.e., $6,500) exceed the applicable RMD at the time of the withdrawal (i.e., $6,000) and the GAI would be recalculated according to the calculations set forth above for withdrawals in excess of the greater of the GAI or RMD. Note -- the last withdrawal makes the total withdrawals for the year exceed the RMD amount.

CONTRACT VALUE ALLOCATION PLAN

While this rider is in effect, the full Contract Value must be allocated to the Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with this rider. Currently, the only approved allocation plan is:

  .  100% allocation among allowable Sub-Accounts

CURRENT ALLOWABLE SUB-ACCOUNTS: When you elect the MyPath Summit rider, only certain Sub-Accounts are available to you for allocation of your funds. These are referred to as "allowable Sub-Accounts." The allowable Sub-Accounts currently include:

  .  Ivy Funds VIP Pathfinder Moderate -- Managed Volatility

  .  Ivy Funds VIP Pathfinder Moderately Conservative -- Managed Volatility

Each of these Portfolios is a "fund of funds", which means each Portfolio invests in other underlying funds. Each of these Portfolios is also a managed volatility fund, which means each Portfolio seeks to manage the volatility of investment return. The risks and objectives of each allowable Sub-Account are described in detail in the Ivy Funds Variable Insurance Portfolios prospectus, which is attached to this Prospectus.

The allowable Sub-Accounts are designed to provide different asset allocation options to you, with differing risk characteristics and objectives. In selecting an allowable Sub-Account you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You may also wish to ask your representative for assistance in selecting an allowable Sub-Account. Asset allocation does not ensure a profit or protect against a loss in a declining market. The purpose of the investment restriction is to reduce the volatility in investment performance and such reduced volatility may reduce the return on your investments. As a result, these investment restrictions may lessen the likelihood that you will receive benefits under the optional rider that are in excess of your Contract Value.

We reserve the right to add, delete, or modify allocation plans at any time. In the event you make an additional Purchase Payment or request a transfer to an allocation plan that is no longer available, you will be required to provide a new allocation to one of the allocation plans available at the time of your request. If you do not make an additional Purchase Payment and you do not request a transfer to an allocation plan that is no longer available, you will not be impacted by the addition, deletion, or modification of the allocation plan. To terminate participation in an allocation plan, you must allocate your entire Contract Value to another allocation plan approved for use with this rider.

AUTOMATIC PAYMENT PHASE

If the Contract Value is reduced to zero, the contract will enter the automatic payment phase and no future benefit base increase will occur. This means that you will no longer be eligible for a benefit base reset. If the contract is reduced to zero by a withdrawal that causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal, the withdrawal is considered a surrender of the contract and this rider will terminate. This means that the GAI will be zero and your contract will not enter the automatic payment phase.

We will notify you by letter if your contract enters the automatic payment phase. You may elect to receive the GAI at any frequency offered by us, but at least annually, until the death of the Designated Life for MyPath Summit -- Single and of both Designated Lives for MyPath Summit -- Joint. Once selected, the frequency may not be changed without our consent. During this phase, no additional Purchase Payments may be made and all other contract features, benefits, riders, and guarantees except the guarantees provided by this rider are terminated. Upon the death of the Designated Life for MyPath Summit -- Single and of both Designated Lives for MyPath Summit -- Joint, this rider terminates and no further benefits are payable under this rider.

ANNUITY PAYMENTS

If you elect to receive Annuity Payments, you may apply your available Contract Value to any Annuity Payment option in accordance with your contract terms. Amounts less than the entire Contract Value that are applied to provide Annuity Payments under an Annuity Payment option will be treated as a withdrawal for purposes of adjusting the benefit base and GAI. BE SURE TO READ THE SECTION ENTITLED "ANNUITIZATION BENEFITS AND OPTIONS" IF YOU ARE CONSIDERING ANNUITIZING YOUR CONTRACT.

If Annuity Payments are required to begin and the oldest Annuitant is a Designated Life, the MyPath Summit rider allows you to elect from an additional Annuity Payment option to receive an annual amount equal to the GAI at any frequency offered by us, but at least annually, until the death of the Designated Life for MyPath Summit -- Single and of both Designated Lives for MyPath Summit -- Joint. Annuity Payments are required to begin on the Maturity Date. Please see the section entitled "Electing the Retirement Date and Annuity Option" for further details on the Maturity Date and the required beginning of Annuity Payments.

SPOUSAL CONTINUATION (FOR MYPATH SUMMIT - JOINT)

For MyPath Summit -- Joint, if a Designated Life dies and the surviving spouse continues the contract, this rider may also be continued if the surviving spouse (as defined by federal law) is also a Designated Life and this rider is in effect at the time of contract continuation. If the surviving spouse elects to continue the contract and this rider, he or she will continue to be subject to the MyPath Summit -- Joint rider charge, and any future GAI calculations will be based on the life of the surviving spouse as the sole Designated Life. The MyPath Summit -- Joint option is not beneficial to the Joint Designated Life unless he or she is recognized as a spouse under federal law. Consult your tax advisor prior to purchasing this rider if you have questions about your spouse's status under federal law.

IMPACT OF DIVORCE

For MyPath Summit -- Single, if the Designated Life is removed as the Owner of the contract (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order, the rider will terminate.

For MyPath Summit -- Joint, if a Designated Life is removed from the contract due to a divorce or qualified dissolution order, any future GAI calculations will be based on the life of the remaining Designated Life. The rider charge and all terms of this rider will continue to be based on the joint version of the rider even though benefits are provided for only one Designated Life.

RIDER TERMINATION

Once you elect the MyPath Summit rider, you may not elect to cancel it.

The rider will automatically terminate at the earliest of:

   (a) For MyPath Summit -- Single and MyPath Summit -- Joint:

       (1) termination or surrender of the contract (Note -- a withdrawal that reduces the Contract Value to zero and causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal is considered a surrender of the contract); or

       (2) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

       (3) the date of an ownership change or assignment under the contract unless:

           (i)the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to: for MyPath Summit -- Single, the change from individual ownership to a revocable trust for the benefit of such individual Owner, and, for MyPath Summit -- Joint, the change from joint ownership to ownership by the surviving spouse when one of them dies or an Owner is removed due to a divorce or qualified dissolution order); or

          (ii)the assignment is for the purposes of effectuating a 1035 exchange of the contract; or

   (b) for MyPath Summit -- Single:

       (1) the date we receive due proof of death of the Designated Life; or

       (2) the date the Designated Life is removed as a contract Owner (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order; or

   (c) for MyPath Summit -- Joint:

       (1) the date we receive due proof of death of the last remaining Designated Life; or

       (2) the date any death benefits are paid as a lump sum under the terms of the contract.

Upon termination of this rider, the benefits and charges within this rider will terminate. A proportionate amount of the rider charge will be deducted upon termination of this rider or surrender of the contract.

MYPATH VALUE (SINGLE AND JOINT) OPTION

THE BENEFIT

This rider guarantees that in each Contract Year, beginning on the benefit date (described below), you may elect to receive an amount up to the Guaranteed Annual Income (GAI) until the death of the Designated Life for MyPath Value -- Single, or until the death of both Designated Lives for MyPath Value -- Joint. The amount received will be in the form of a withdrawal of Contract Value if available, or pursuant to the automatic payment phase. If you take withdrawals in a single Contract Year in excess of the GAI, it may result in a reduced GAI, as described below, and negatively impact your benefit.

The GAI is determined by multiplying the annual income percentage by an amount referred to as the benefit base. The benefit base may be adjusted for benefit base resets, subsequent Purchase Payments, and withdrawals. The methods used to calculate the GAI, the benefit base, and each of the benefit base adjustments is described in detail below.

This rider differs, in part, from the other MyPath Lifetime Income optional riders in that it is the lowest cost option, but does not offer the opportunity for benefit base enhancements or different annual income percentages based on the age of the Designated Life. This may be beneficial to those who are seeking a guaranteed minimum annual withdrawal amount at a cost that is lower than the other MyPath Lifetime Income optional riders.

Several examples to help show how this rider works are included in Appendix L.

THE BENEFIT DATE

The benefit date is the date on which you may begin to receive the GAI. The benefit date is the later of the Contract Anniversary following the 59th birthday of the Designated Life for MyPath Value -- Single and of the youngest Designated Life for MyPath Value -- Joint, or the rider effective date. The rider effective date is the rider issue date.

CALCULATING THE BENEFIT BASE VALUES

BENEFIT BASE

The benefit base is a value that is used to calculate the amount of GAI available for withdrawal under this rider. The benefit base will have an initial value that may be adjusted for subsequent Purchase Payments and withdrawals, and is subject to a maximum, each of which is described below. The benefit base may also be adjusted for benefit base resets, which is also described below.

The initial benefit base will be set to the initial Purchase Payment.

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the benefit base will be increased by the amount of the subsequent Purchase Payment. After the first Contract Anniversary, however, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no immediate increase to the benefit base as a result of the Purchase Payment.

Prior to the benefit date, any amount you withdraw is considered an excess withdrawal and will cause the benefit base to be reduced on a Pro-rata Basis.

After the benefit date, if the total amount you withdraw in a single Contract Year is less than or equal to the GAI, as described below, the benefit base will not be reduced.

After the benefit date, if the total amount you withdraw in a single Contract Year is in excess of the GAI, the additional amount withdrawn in excess of the GAI is considered an excess withdrawal and will cause the benefit base to be reduced on a Pro-rata Basis.

Reductions on a Pro-rata Basis may result in the benefit base being reduced by more than the actual amount of the withdrawal.

The benefit base is separate from your Contract Value. The benefit base may not be withdrawn as a lump sum and is not payable at death.

The benefit base is subject to a maximum of $4,000,000. This applies to the initial benefit base, as well as increases due to subsequent Purchase Payments or benefit base resets. Because of this maximum, if you make large Purchase Payments, you may not realize the full benefit of increases in the benefit base provided by this rider.

BENEFIT BASE RESET

On each Contract Anniversary, the benefit base will be increased to the Contract Value if the Contract Value is greater than the benefit base. This increase in the benefit base is referred to as the benefit base reset.

On each date of a benefit base reset, if the rider charge applicable to new customers purchasing MyPath Value exceeds your current rider charge and the benefit base increases to the Contract Value, we reserve the right to increase the charge for your rider. The rider charge following the increase will not exceed the current rider charge for new issues which may equal the maximum annual rider charge. If we are no longer issuing this rider, we reserve the right to increase the rider charge to an amount that will not exceed the maximum annual rider charge. The increase will take effect on the date of the next benefit base reset following the date we increase the rider charge. See the section of this Prospectus entitled "Contract Charges and Fees" for additional details on the charges for this rider.

You may elect to decline the rider charge increase. DECLINING THE RIDER CHARGE INCREASE WILL RESULT IN NO FURTHER INCREASE TO THE BENEFIT BASE, WHICH MAY MEAN YOUR BENEFIT UNDER THE RIDER WILL NOT HAVE THE OPPORTUNITY TO INCREASE IN THE FUTURE. You will be notified in writing a minimum of 30 days prior to the date of the potential benefit base reset that you may decline the rider charge increase. If you elect to decline the rider charge increase, you must provide a written request to us no less than seven calendar days prior to the date of the potential benefit base reset. Once you notify us of your decision to decline the rider charge increase, you will no longer be eligible for future benefit base increases.

CALCULATING THE GUARANTEED ANNUAL INCOME (GAI)

The GAI will be equal to the benefit base multiplied by the applicable annual income percentage (described below). The annual income percentage will not change while the rider is in effect.

The annual income percentages are as follows:

                     MYPATH VALUE -- SINGLE   MYPATH VALUE -- JOINT
            AGE     ANNUAL INCOME PERCENTAGE ANNUAL INCOME PERCENTAGE
            ---     ------------------------ ------------------------
          All ages           [    %]                  [    %]

Upon an increase in the benefit base pursuant to a subsequent Purchase Payment or benefit base reset, the GAI will be recalculated to be equal to
(a) multiplied by (b) where:

   (a) is the benefit base on the recalculation date, after all applicable benefit base adjustments described above, and

   (b) is the applicable annual income percentage.

Subsequent Purchase Payments and withdrawals will adjust the GAI as described below. If you purchased a Qualified Contract, withdrawals taken to satisfy any required minimum distribution requirements may not adjust the GAI, if certain conditions are satisfied. Please see the description of Required Minimum Distributions for Applicable Qualified Contracts below.

GAI ADJUSTMENT FOR SUBSEQUENT PURCHASE PAYMENTS

For each subsequent Purchase Payment received by us prior to the later of the first Contract Anniversary or the date of the first withdrawal, the benefit base will be increased by the amount of the subsequent Purchase Payment. If a subsequent Purchase Payment increases the benefit base, the GAI will be recalculated to be equal to the new benefit base multiplied by the applicable annual income percentage.

For any subsequent Purchase Payment received by us on or after the later of the first Contract Anniversary or the date of the first withdrawal, there will be no increase to the benefit base as a result of the Purchase Payment. As a result, there will be no immediate increase to the GAI.

We may limit subsequent Purchase Payments after the first Contract Year following the rider effective date to a cumulative total of $25,000, without our prior consent.

WITHDRAWALS

You should consider the following before taking a withdrawal under this contract or rider:

  . Withdrawals under this rider are treated like any other contract withdrawals for the purposes of deferred sales charges, reducing the Contract Value, calculating cumulative net Purchase Payments in determining credit enhancement amounts, if any, free withdrawal amounts, or any other contract features impacted by a withdrawal and may have tax consequences.

  . Withdrawals taken prior to the benefit date will reduce the guarantees provided under this rider, as described below.

  . A withdrawal which causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal and which reduces the Contract Value to zero is considered a surrender of the contract. In this event the contract is not eligible for the automatic payment phase and the contract and rider terminate.

  . Withdrawals may be taken in a lump sum, in multiple withdrawals or on a systematic withdrawal basis, as allowed by your contract.

  . If you decide to apply an amount less than the entire Contract Value to provide Annuity Payments under an Annuity Payment option, that amount will be treated as a withdrawal for the purposes of adjusting the benefit base and GAI. Be sure to read the section entitled "Annuitization Benefits and Options" if you are considering annuitizing your contract.

  . Any provision in your contract requiring there be a minimum Contract Value following any withdrawal is waived while this rider is in effect.

If you choose the CustomChoice Allocation Option, any withdrawals you take will be deducted from the Sub-Accounts of the Variable Annuity Account proportionate to the Contract Value. If you choose to allocate to the "allowable Sub-Accounts" (described below) instead, you may take a withdrawal from any allowable Sub-Account in any proportion.

ADJUSTMENT FOR WITHDRAWALS TAKEN PRIOR TO THE BENEFIT DATE

If you take withdrawals from your contract prior to the benefit date, it will cause the benefit base and the GAI to be recalculated and reduced. The benefit base will be reduced on a Pro-rata Basis, which may result in a reduction that is greater than the amount of the withdrawal.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base recalculation above), and

   (b) is the applicable annual income percentage.

ADJUSTMENT FOR WITHDRAWALS TAKEN AFTER THE BENEFIT DATE

Each Contract Year after the benefit date, you may withdraw an amount less than or equal to the GAI or, if the contract is a Qualified Contract, the Required Minimum Distribution (RMD) for this contract, whichever is greater. These withdrawals will immediately reduce the Contract Value by the amount of the withdrawal, but will not reduce the benefit base or GAI. If withdrawals in any Contract Year are less than the GAI, the remaining GAI may not be carried forward to future Contract Years.

Any amount you withdraw in a single Contract Year after the benefit date which is in excess of the greater of the GAI or RMD is an excess withdrawal. The portion of each individual withdrawal during a Contract Year that is treated as an excess withdrawal is equal to the amount withdrawn, including any applicable deferred sales charge, less any GAI or RMD remaining prior to the withdrawal for that Contract Year. An excess withdrawal will cause the benefit base and GAI to be recalculated. The excess portion of an excess withdrawal will reduce the benefit base on a Pro-rata Basis, which means that the lower the Contract Value is relative to the benefit base, the greater the reduction in the benefit base.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base being reduced on a Pro-rata Basis), and

   (b) is the applicable annual income percentage.

EXCESS WITHDRAWALS CAN REDUCE FUTURE BENEFITS BY MORE THAN THE DOLLAR AMOUNT OF THE EXCESS WITHDRAWAL.

REQUIRED MINIMUM DISTRIBUTIONS FOR APPLICABLE QUALIFIED CONTRACTS

For purposes of this rider, the RMD is equal to the amount needed based on the value of your contract to meet any required minimum distribution requirement pursuant to the Code, as amended from time to time, and the regulations promulgated thereunder. Applicable contracts include those Qualified Contracts issued under the provisions of Sections 401, 404, 408, or 457 of the Code.

Amounts withdrawn in excess of the RMD may be treated as an excess withdrawal as described above. A withdrawal in any Contract Year after you are eligible for RMD will not be treated as an excess withdrawal if that withdrawal does not cause the total withdrawals for the Contract Year to exceed the greater of the GAI or your RMD for the current calendar year. Such treatment is contingent on your acceptance of our calculation of the RMD amounts. RMD calculations will be based solely on the value of the individual contract and any attached riders, and will be determined for the calendar year in which the RMD withdrawal is requested. Each RMD amount is calculated based on information provided by you and our understanding of the Code and related regulations. We reserve the right to make changes in our calculations, as needed, to comply with the Code and related regulations.

While this contract is subject to RMD provisions, the benefit will be treated as follows:

  . Each Contract Year the GAI will be calculated as described in the GAI Amount section above. The GAI will not be changed based on the RMD requirement.

  . If the RMD amount is greater than the GAI, the benefit base and GAI will not be reduced for withdrawals up to the RMD amount.

Under the Code, RMDs are calculated and taken on a calendar year basis. Under this optional rider, the GAI is based on Contract Year. Because the intervals for the GAI and RMD are different, multiple withdrawals in a single Contract Year may be more likely to result in a reduction of the GAI and therefore a reduced benefit. If the sum of the withdrawals in a Contract Year exceeds the greater of the RMD applicable at the time of the withdrawal or the GAI for that Contract Year, then the benefit base and GAI would be recalculated, as described above. Below is an example of how this would apply.

Assume an IRA with a Contract Year of April 1 to March 31, and there are no withdrawals other than as described. The GAI for the 2013 Contract Year ending March 31, 2014 is $5,000. The RMDs for calendar years 2013 and 2014 are $6,000 and $8,000, respectively. If the Owner withdraws $1,500 in each of the last three quarters of calendar year 2013 and $2,000 in the first quarter of calendar year 2014, then the Owner will have withdrawn $6,500 for the 2013 Contract Year (April 1 to March 31). Since the sum of the Owner's withdrawals for the 2013 Contract Year is less than the RMD applicable at the time of the withdrawal (i.e., $8,000) the GAI would not be recalculated.

Consider another example using the same assumptions in the paragraph above, but instead of the Owner taking the $2,000 withdrawal in the first quarter of 2014, he or she takes it in the last quarter of 2013. In that case, the withdrawals for the Contract Year (i.e., $6,500) exceed the applicable RMD at the time of the withdrawal (i.e., $6,000) and the GAI would be recalculated according to the calculations set forth above for withdrawals in excess of the greater of the GAI or RMD. Note -- the last withdrawal makes the total withdrawals for the year exceed the RMD amount.

CONTRACT VALUE ALLOCATION PLAN

While this rider is in effect, the full Contract Value must be allocated to the Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with this rider. The approved allocation plans currently include:

   a)  100% allocation among allowable Sub-Accounts; or

   b)  100% allocation to the CustomChoice Allocation Option.

A) CURRENT ALLOWABLE SUB-ACCOUNTS: When you elect the MyPath Value rider, only certain Sub-Accounts are available to you for allocation of your funds outside of the allowable CustomChoice Allocation Option. These are referred to as "allowable Sub-Accounts." The allowable Sub-Accounts currently include:

  .  Ivy Funds VIP Pathfinder Moderate -- Managed Volatility

  .  Ivy Funds VIP Pathfinder Moderately Conservative -- Managed Volatility

Each of these Portfolios is a "fund of funds", which means each Portfolio invests in other underlying funds. Each of these Portfolios is also a managed volatility fund, which means each Portfolio seeks to manage the volatility of investment return. The risks and objectives of each allowable Sub-Account are described in detail in the Ivy Funds Variable Insurance Portfolios prospectus, which is attached to this Prospectus.

B) THE CUSTOMCHOICE ALLOCATION OPTION: This option requires that you allocate Purchase Payments or your Contract Value among a number of allocation "groups" according to specific percentage limitations. There are also percentage allocation limitations for the individual Funds within certain groups. If you elect the CustomChoice Allocation Option, your Contract Value will be automatically rebalanced each quarter. The allocation groups, allocation limitations, details on automatic rebalancing, and a complete description of the CustomChoice Allocation Option are previously described in detail in this Prospectus in the section entitled "Description of the Contract."

The allowable Sub-Accounts and CustomChoice Allocation Option are each designed to provide different asset allocation options to you, with differing risk characteristics and objectives. In selecting an allocation option you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You may also wish to ask your representative for assistance in selecting an option. Asset allocation does not ensure a profit or protect against a loss in a declining market. The purpose of the investment restriction is to reduce the volatility in investment performance and such reduced volatility may reduce the return on your investments. As a result, these investment restrictions may lessen the likelihood that you will receive benefits under the optional rider that are in excess of your Contract Value.

You may reallocate the full Contract Value from the current allocation plan to another available allocation plan approved by us for use with this rider. Any reallocation request must be received in our home office by written request or other form acceptable to us. The reallocation will be effective on the Valuation Date coincident with or next following the day we receive the complete request at our home office. We reserve the right to add, delete, or modify allocation plans at any time. In the event you make an additional Purchase Payment or request a transfer to an allocation plan that is no longer available, you will be required to provide a new allocation to one of the allocation plans available at the time of your request. If you do not make an additional Purchase Payment and you do not request a transfer to an allocation plan that is no longer available, you will not be impacted by the addition, deletion, or modification of the allocation plan. To terminate participation in an allocation plan, you must allocate your entire Contract Value to another allocation plan approved for use with this rider.

AUTOMATIC PAYMENT PHASE

If the Contract Value is reduced to zero, the contract will enter the automatic payment phase and no future benefit base increase will occur. This means that you will no longer be eligible for a benefit base reset. If the contract is reduced to zero by a withdrawal that causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal, the withdrawal is considered a surrender of the contract and this rider will terminate. This means that the GAI will be zero and your contract will not enter the automatic payment phase.

We will notify you by letter if your contract enters the automatic payment phase. You may elect to receive the GAI at any frequency offered by us, but at least annually, until the death of the Designated Life for MyPath Value -- Single and of both Designated Lives for MyPath Value -- Joint. Once selected, the frequency may not be changed without our consent. During this phase, no additional Purchase Payments may be made and all other contract features, benefits, riders, and guarantees except the guarantees provided by this rider are terminated. Upon the death of the Designated Life for MyPath Value -- Single and of both Designated Lives for MyPath Value -- Joint, this rider terminates and no further benefits are payable under this rider.

ANNUITY PAYMENTS

If you elect to receive Annuity Payments, you may apply your available Contract Value to any Annuity Payment option in accordance with your contract terms. Amounts less than the entire Contract Value that are applied to provide Annuity Payments under an Annuity Payment option will be treated as a withdrawal for purposes of adjusting the benefit base and GAI. BE SURE TO READ THE SECTION ENTITLED "ANNUITIZATION BENEFITS AND OPTIONS" IF YOU ARE CONSIDERING ANNUITIZING YOUR CONTRACT.

If Annuity Payments are required to begin and the oldest Annuitant is a Designated Life, the MyPath Value rider allows you to elect from an additional Annuity Payment option to receive an annual amount equal to the GAI at any frequency offered by us, but at least annually, until the death of the Designated Life for MyPath Value -- Single and of both Designated Lives for MyPath Value -- Joint. Annuity Payments are required to begin on the Maturity Date. Please see the section entitled "Electing the Retirement Date and Annuity Option" for further details on the Maturity Date and the required beginning of Annuity Payments.

SPOUSAL CONTINUATION (FOR MYPATH VALUE - JOINT)

For MyPath Value -- Joint, if a Designated Life dies and the surviving spouse continues the contract, this rider may also be continued if the surviving spouse (as defined by federal law) is also a Designated Life and this rider is in effect at the time of contract continuation. If the surviving spouse elects to continue the contract and this rider, he or she will continue to be subject to the MyPath Value -- Joint rider charge. The MyPath Value -- Joint option is not beneficial to the Joint Designated Life unless he or she is recognized as a spouse under federal law. Consult your tax advisor prior to purchasing this rider if you have questions about your spouse's status under federal law.

IMPACT OF DIVORCE

For MyPath Value -- Single, if the Designated Life is removed as the Owner of the contract (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order, the rider will terminate.

For MyPath Value -- Joint, if a Designated Life is removed from the contract due to a divorce or qualified dissolution order, the rider charge and all terms of this rider will continue to be based on the joint version of the rider even though benefits are provided for only one Designated Life.

RIDER TERMINATION

Once you elect the MyPath Value rider, you may not elect to cancel it.

The rider will automatically terminate at the earliest of:

   (a) For MyPath Value -- Single and MyPath Value -- Joint:

       (1) termination or surrender of the contract (Note -- a withdrawal that reduces the Contract Value to zero and causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal is considered a surrender of the contract); or

       (2) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

       (3) the date of an ownership change or assignment under the contract unless:

           (i) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to: for MyPath Value -- Single, the change from individual ownership to a revocable trust for the benefit of such individual Owner, and, for MyPath Value -- Joint, the change from joint ownership to ownership by the surviving spouse when one of them dies or an Owner is removed due to a divorce or qualified dissolution order); or

           (ii)the assignment is for the purposes of effectuating a 1035 exchange of the contract; or

   (b) for MyPath Value -- Single:

       (1) the date we receive due proof of death of the Designated Life; or

       (2) the date the Designated Life is removed as a contract Owner (or Annuitant, in the case of an Owner that is not a natural person), due to a divorce or qualified dissolution order; or

   (c) for MyPath Value -- Joint:

       (1) the date we receive due proof of death of the last remaining Designated Life; or

       (2) the date any death benefits are paid as a lump sum under the terms of the contract.

Upon termination of this rider, the benefits and charges within this rider will terminate. A proportionate amount of the rider charge will be deducted upon termination of this rider or surrender of the contract.

GENERAL INFORMATION

THE COMPANY -- MINNESOTA LIFE INSURANCE COMPANY

We are Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named "Minnesota Life Insurance Company" ("Minnesota Life"). All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named "Securian Financial Group, Inc.", which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named "Securian Holding Company", which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc. Our home office address, telephone and internet address are shown on the cover page. We are licensed to engage in the life insurance business in all states of the United States (except New York), the District of Columbia, Puerto Rico and Guam.

THE SEPARATE ACCOUNT -- VARIABLE ANNUITY ACCOUNT

We established the Variable Annuity Account on September 10, 1984, in accordance with Minnesota law. The Separate Account is registered as a "unit investment trust" with the SEC under the Investment Company Act of 1940.

The Variable Annuity Account has Sub-Accounts to which you may allocate Purchase Payments. Each Sub-Account invests in shares of a corresponding Portfolio. Additional Sub-Accounts may be added at our discretion.

The assets of the Variable Annuity Account are not chargeable with liabilities arising out of any other business we may conduct. The investment performance of the Variable Annuity Account is entirely independent of the investment performance of our General Account, the Guaranteed Interest Options, and our other separate accounts. All obligations under the contracts are our general corporate obligations.

The General Account is not segregated or insulated from the claims of insurance company creditors. Investors look to the financial strength of the insurance company for its insurance guarantees. Guarantees provided by the insurance company as to the benefits promised in the contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.

CHANGES TO THE SEPARATE ACCOUNT -- ADDITIONS, DELETIONS OR SUBSTITUTIONS

We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the Sub-Accounts of the Variable Annuity Account. If an investment in a Portfolio should no longer be possible or if we determine it becomes inappropriate for these contracts, we may substitute another Portfolio. Substitution may be with respect to existing accumulation values, future Purchase Payments or future Annuity Payments.

We also reserve the right to add, combine or remove any Sub-Accounts of the Variable Annuity Account. Sub-Accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. We will use similar considerations in determining whether to eliminate one or more of the Sub-Accounts of the Variable Annuity Account. The addition of any investment option may be made available to existing Owners on whatever basis we determine.

We also reserve the right, when permitted by law, to de-register the Variable Annuity Account under the Investment Company Act of 1940, to restrict or eliminate any voting rights of the Owners, and to combine the Variable Annuity Account with one or more of our other Separate Accounts.

The Portfolios serve as the underlying investment medium for amounts invested in life insurance company separate accounts funding both variable life insurance policies and Variable Annuity contracts (mixed funding), and as the investment medium for such policies and contracts issued by both Minnesota Life and other affiliated and unaffiliated life insurance companies (shared funding). Shared funding also occurs when the Portfolio is used by both a life insurance company to fund its policies or contracts and a participating qualified plan to fund plan benefits. It is possible that there may be circumstances where it is disadvantageous for either: (i) the Owners of variable life insurance policies and Variable Annuity contracts to invest in the Portfolio at the same time, or (ii) the Owners of such policies and contracts issued by different life insurance companies to invest in the Portfolio at the same time, or (iii) participating qualified plans to invest in shares of the Portfolio at the same time as one or more life insurance companies. Neither the Portfolio nor Minnesota Life currently foresees any disadvantage, but if the Portfolio determines that there is any such disadvantage due to a material conflict of interest between such policy owners and Owners, or between different life insurance companies, or between participating qualified plans and one or more life insurance companies, or for any other reason, the Portfolio's Board of Directors will notify the life insurance companies and participating qualified plans of such conflict of interest or other applicable event. In that event, the life insurance companies or participating qualified plans may be required to sell Portfolio shares with respect to certain groups of policy owners or Owners, or certain participants in participating qualified plans, in order to resolve any conflict. The life insurance companies and participating qualified plans will bear the entire cost of resolving any material conflict of interest.

COMPENSATION PAID FOR THE SALE OF CONTRACTS

Securian Financial Services, Inc. ("Securian Financial"), an affiliate of Minnesota Life that has the same principal business address, is the principal underwriter of the contract. Securian Financial and other authorized broker-dealers sell contracts through their registered representatives, each of whom is also an insurance agent appointed by Minnesota Life. Commissions for the sale of contracts by broker-dealers other than Securian Financial are paid directly to such broker-dealers by Minnesota Life, in all cases as agent for Securian Financial, and as authorized by the broker-dealers. The amount of commission received by an individual registered representative in connection with the sale of a contract is determined by his or her broker-dealer. The commissions and compensation described in this paragraph, and the payments to broker-dealers described below, do not result in charges against the contract that are in addition to the contract charges described elsewhere in this Prospectus.

COMMISSIONS

Commissions paid to broker-dealers, and indirectly to registered representatives, will vary depending on a number of different factors, including the charge structure of the selected contract, the age of the Owner at the time the Purchase Payment generating the commission is paid, and whether Annuity Payments will begin within twelve months of the date the contract is issued. Subject to these factors, all broker-dealers are paid base commissions for the sale of contracts pursuant to a standard schedule of broker-dealer commissions. These base commissions may be paid in the form of a front-end commission calculated as a percentage of Purchase Payments, an asset-based (or "trail") commission calculated as a percentage of Contract Value, or a combination of both. The maximum front-end base commission is 6.50% of Purchase Payments. We do not pay any additional compensation on the sale or exercise of any of the contract's optional benefit riders offered.

ADDITIONAL PAYMENTS

Broker-dealers may also receive additional payments in the form of marketing allowances which equal 0.22% annually of Contract Values. The marketing allowances are intended to provide further encouragement to broker-dealers to sell contracts. Aggregate trail commissions, which also recognize the on-going services of registered representatives that contribute to contact Owner retention and satisfaction, are not subject to an upper limit and may, over time, exceed 6.72% of Purchase Payments.

Broker-dealers also receive additional cash payments. These payments may be for such things as: access to registered representatives and/or broker dealers; one- on-one wholesaler visits, or attendance and visibility at national/regional sales meetings or similar events; inclusion of our products on a broker-dealer's "preferred list"; articles in broker-dealer or similar publications promoting our services or products; occasional meals and/or entertainment, tickets to sporting/other events, and other gifts; joint marketing campaigns, broker-dealer event participation/advertising; sponsorship of broker-dealer sales contests or promotions in which participants (including registered representatives) receive prizes such as travel, awards, merchandise or other recognition; sales support through the provision of hardware, software, or links to our websites from broker-dealer websites and other expense allowance or reimbursement; educational, due diligence, sales or training seminars, conferences and programs, sales and service desk training, and/or client or prospect seminar sponsorships. In no event are total front-end commissions paid to broker-dealers in connection with the sales of contracts that exceed 6.72% of Purchase Payments (i.e., loan commissions plus additional payments).

All of the compensation described here may be more or less than the overall compensation on similar or other products. The amount and/or structure of the compensation may influence your registered representative, broker-dealer or selling institution to present this contract over other investment alternatives. However, the differences in compensation may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about these differences and how he or she and his or her broker dealer are compensated for selling the contracts.

PAYMENTS MADE BY UNDERLYING MUTUAL FUNDS

Minnesota Life pays the costs of selling contracts, some of which are described in more detail elsewhere in this Prospectus, which benefits the underlying mutual funds by providing increased distribution of the shares of such Funds. The underlying mutual funds, or their investment advisers or principal underwriters, may pay Minnesota Life (or Minnesota Life affiliates) a fee for the purpose of reimbursing Minnesota Life for the costs of certain distribution or operational services that Minnesota Life provides and that benefit the Funds. Payments from an underlying Fund that relate to distribution services are made pursuant to the Fund's 12b-1 plan, under which the payments are deducted from the Fund's assets and described in the fee table included in the Fund's prospectus. 12b-1 payments from underlying Funds range in amount from 0% to 0.25% of Fund assets held in the Separate Account.

In addition, payments may be made pursuant to service/administration agreements between Minnesota Life (or Minnesota Life affiliates) and the underlying mutual fund's investment adviser (or its affiliates), in which case payments are typically made from assets of that firm and not from the assets of the Fund. These payments, which are sometimes known as revenue sharing, are in addition to the 12b-1 fees and those other fees and expenses incurred by a Fund and disclosed in its prospectus fee table. Service and administrative payments are paid to Minnesota Life or its affiliates for such things as Minnesota Life's aggregation of all Owner purchase, redemption, and transfer requests within the Sub-Accounts of the Separate Account each business day and the submission of one net purchase/redemption request to each underlying mutual fund. When the Separate Account aggregates such transactions through the Separate Account's omnibus account with an underlying mutual fund, the Fund avoids the expenses associated with processing individual transactions. Because Funds selected for inclusion in the contract may also benefit from expanded marketing opportunities as a result of such inclusion, a Fund's investment adviser (or its affiliates) may have an incentive to make such payments regardless of other benefits the Fund may derive from services performed by Minnesota Life. Service and administrative payments received by Minnesota Life or its affiliates range in amount from 0% to 0.35% of Fund assets held in the Separate Account.

Minnesota Life took into consideration anticipated payments from underlying mutual funds and their investment advisers (or the advisers' affiliates) when it determined the charges that are assessed under the contract. Without these payments, certain contract charges would likely be higher than they are currently. All of the underlying mutual funds offered in the contract currently pay 12b-1 fees to Minnesota Life, and some but not all of such Funds' investment advisers (or the advisers' affiliates) currently pay service or administrative fees to Minnesota Life.

Minnesota Life considers profitability when determining the charges in the contract. In early Contract Years, Minnesota Life does not anticipate earning a profit, since that is a time when administrative and distribution expenses are typically higher. Minnesota Life does, however, anticipate earning a profit in later Contract Years. In general, Minnesota Life's profit will be greater the longer a contract is held and the greater a contract's investment return.

THE GENERAL ACCOUNT

The interests of Owners arising from the allocation of Purchase Payments or the transfer of Contract Values to our General Account (including the Fixed Account and the DCA Fixed Account) are not registered under the Securities Act of 1933, nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, such interests are not subject to the provisions of those acts that would apply if registration under such acts was required. In addition, the staff of the commission has not reviewed the disclosures in the prospectus relating to it. Disclosures relating to interests in that option however, may be subject to certain generally applicable provisions of the federal securities laws relating to accuracy of statements made in a registration statement.

The guaranteed interest rate on new amounts allocated to the DCA Fixed Account is determined from time-to-time by Minnesota Life in accordance with existing market conditions. In no event will the guaranteed rate of interest be less than the minimum guaranteed rate of interest as stated in your contract.

We do not currently offer any General Account investment choices prior to the Annuity Commencement Date, except for the DCA Fixed Account for new Purchase Payments. Any Contract Value you apply to Fixed Annuity Payments becomes part of our General Account.

Minnesota Life reserves the right to defer payment of amounts withdrawn from the General Account (including the Fixed Account and DCA Fixed Account) for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, Minnesota Life will pay interest on the amount deferred at a rate not less than the minimum guaranteed interest rate as stated in your contract).

VOTING RIGHTS

We will vote the Portfolio shares held in the Variable Annuity Account at shareholder meetings of the Portfolios. We will vote shares attributable to contracts in accordance with instructions received from Owners with voting interests in each Sub-Account of the Variable Annuity Account. We will vote shares for which no instructions are received and shares not attributable to contracts in the same proportion as shares for which instructions have been received. The number of votes for which an Owner may provide instructions will be calculated separately for each Sub-Account of the Variable Annuity Account. One of the effects of proportional voting is that a small number of Owners may determine the outcome of the vote. If applicable laws should change so that we were allowed to vote shares in our own right, then we may elect to do so.

During the accumulation period, you hold the voting interest in the contract. The number of votes will be determined by dividing the Contract Value of the contract attributable to each Sub-Account of the Variable Annuity Account by the net asset value per share of the Portfolio shares held by that Sub-Account.

During the annuity period the Owner holds the voting interest in the contract. The number of votes will be determined by dividing the reserve for each contract allocated to each Sub-Account of the Variable Annuity Account by the net asset value per share of the Portfolio shares held by that Sub-Account. After an annuity begins, the votes attributable to any particular contract will decrease as the reserves decrease. In determining any voting interest, we count fractional shares.

We shall notify you of a Portfolio shareholders' meeting if the contract has shares to vote. We will also send proxy materials and a form of instruction so that you can instruct us with respect to voting.

FEDERAL TAX STATUS

INTRODUCTION

Our tax discussion in this Prospectus is general in nature and is not intended as tax advice. You should consult a competent tax advisor. We make no attempt to consider any applicable state or other tax laws. In addition, this discussion is based on our understanding of federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service ("IRS"). The contract may be purchased on a non-tax qualified basis or purchased and used in connection with certain retirement arrangements entitled to special income tax treatment under Sections 401(a), 408(b), 408A or 457 of the Code ("Tax Qualified Accounts"). The ultimate effect of federal income taxes on the amounts held under a contract, on Annuity Payments, and on the economic benefit to the Owner or the beneficiary(ies) may depend on the tax status of the individual concerned. It is also important to consider that current federal law does not recognize same-sex marriages, civil unions or domestic partnerships which may be recognized under the laws of certain states. This means that the tax treatment available to opposite-sex spouses may not be available to same-sex partners. You should consult your tax advisor about these issues if you are in a same sex marriage, civil union or domestic partnership.

There are specific rules for the taxation of annuity products. In many cases, these rules differ from tax rules which apply to other types of investments. For example, as an illustration of points more fully discussed below, a gain recognized upon a withdrawal from an annuity contract may be taxed differently than the gain on the sale of other types of investments, such as corporate stock, bonds or mutual funds. The gain in an annuity contract, represented by the difference between the cash value and the sum of the Purchase Payments paid into the contract, is taxed as ordinary income. By contrast, the sale of shares of corporate stock, bonds or mutual funds would be taxed as capital gains based upon the difference between the sale price and the purchase price. Depending upon how long the corporate stock, bonds or mutual funds were held, the Owner may be entitled to reduced tax rates applicable to long term capital gains.

For Variable Annuity contracts, increases in Contract Values attributable to dividends and interest from underlying investment Funds are not currently taxed, but instead the taxation of such gains is deferred until there is a withdrawal, contract surrender, or Annuity Payments begin, at which time they are taxed as ordinary income (as described above). This favorable treatment allows the value of the contract to remain undiminished and allows the Owner to determine the timing of the receipt of taxable income. Note, however, that Variable Annuity contracts held in Tax Qualified Accounts do not provide any additional tax deferral benefit. A Tax Qualified Account independently provides a tax deferral benefit for gains on all assets held in such an account. By contrast, the Owner of a corporate stock, bond or mutual fund held on a non-tax qualified basis who receives dividends or interest, whether in cash or as automatic reinvestments, must report such income as taxable on an annual basis. In some cases, the receipt of dividends from corporate stocks and mutual funds may enjoy favorable tax rates.

This Prospectus makes no representation as to the tax rules which apply to those other types of investments and the discussion which follows makes no comparison of the described insurance products to such other investments. For a complete discussion of matters relating to taxation and the tax impact on your investments or for a comparison of taxation differences between investment products and types, please see your tax advisor.

TAXATION OF MINNESOTA LIFE AND THE VARIABLE ANNUITY ACCOUNT

We are taxed as a "life insurance company" under the Code. The operations of the Variable Annuity Account form a part of, and are taxed with, our other business activities. Currently, we pay no federal income tax on any investment income received by the Variable Annuity Account or on capital gains arising from the Variable Annuity Account's activities. The Variable Annuity Account is not taxed as a "regulated investment company" under the Code and we do not anticipate any change in that tax status.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include foreign tax credits which can be material. We do not pass these benefits through to the Separate Accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Separate Account receives; and (ii) under applicable income tax law, Owners are not the owners of the assets generating the benefits.

TAXATION OF ANNUITY CONTRACTS IN GENERAL

Section 72 of the Code governs the taxation of nonqualified annuities in general and some aspects of qualified programs. No taxes are generally imposed on increases in the value of a contract until distribution occurs, either in the form of a payment in a single sum or as Annuity Payments under the annuity option elected. As a general rule, annuity contracts held by an entity (such as a corporation or trust) that is not a natural person are not treated as annuity contracts for federal income tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the Owner of the contract during the taxable year. There is an exception to this general rule for Qualified Contracts described in Sections 401(a), 408 or 408A of the Code.

There is also an exception to this general rule for immediate annuity contracts. An immediate annuity contract for these purposes is an annuity:
(i) purchased with a single premium or annuity consideration, (ii) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (iii) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity contracts should consult with a tax advisor.

If you do not annuitize your Non-Qualified Contract on or before the Maturity Date, it is possible that the IRS could challenge the status of your contract as an annuity contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the contract or the entire increase in the Contract Value would be taxable in the year you reach the Maturity Date. In either situation, you could realize taxable income even if the contract proceeds are not distributed to you at that time. Accordingly, before purchasing a contract, you should consult your tax advisor with respect to these issues.

DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Code authorizes the Treasury Department to set standards by regulation or otherwise for the investments of the Variable Annuity Account to be "adequately diversified" in order for the contract to be treated as an annuity contract for federal income tax purposes. The diversification requirements of Section 817(h) do not apply to Qualified Contracts which are described in Sections 401(a), 408, 408A or 457(b) of the Code.

The Variable Annuity Account, through the Fund Portfolios, intends to comply with the diversification requirements prescribed in Regulations
Section 1.817-5, which affect how the Portfolio's assets may be invested. Although the investment adviser of the Securian Funds Trust is an affiliate of ours, we do not control the Securian Funds Trust nor the investments of its Funds. Nonetheless, we believe that each Fund of the Securian Funds Trust in which the Variable Annuity Account owns shares will be operated in compliance with the requirements prescribed by the Treasury Department. Owners bear the risk that the entire contract could be disqualified as an annuity contract under the Code due to the failure of the Variable Annuity Account to be deemed to be "adequately diversified."

OWNERSHIP TREATMENT

In connection with its issuance of temporary and proposed regulations under
Section 817(h) in 1986, the Treasury Department announced that those regulations did not "provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the owner), rather than the insurance company to be treated as the owner of the assets in the account" (which would result in the current taxation of the income on those assets to the owner). In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. Under the contracts in Rev. Rul. 2003-91, there was no arrangement, plan, contract or agreement between an owner and the insurance company regarding the availability of a particular investment option and other than an owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an investment advisor in its sole and absolute discretion. Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

The IRS has further amplified and clarified its position in Rev. Rul. 2003-91 by issuing new regulations in 2005 and additional Revenue Rulings. Minnesota Life believes that the regulations and additional rulings are meant to clarify the IRS position in Rev. Rul. 2003-91 and that the ownership rights of an owner under the contract will not result in any owner being treated as the owner of the assets of the Variable Annuity Account. However, Minnesota Life does not know whether the IRS will issue additional guidance that will place restrictions on such ownership rights. Therefore, Minnesota Life reserves the right to modify the contract as necessary to attempt to prevent an Owner from being considered the owner of a proportionate share of the assets of the Variable Annuity Account.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

For payments made in the event of a full surrender of an annuity that is not part of a qualified program, the taxable portion of the amount you receive is generally the amount in excess of the "investment in the contract" (i.e., Purchase Payments less any amounts previously received from the contract which were not included in income). Amounts withdrawn upon a partial withdrawal from a Variable Annuity contract that is not part of a qualified program are treated first as taxable income to the extent of the excess of the Contract Value over the investment in the contract. All taxable amounts received under an annuity contract are subject to tax at ordinary rather than capital gain tax rates.

In the case of a withdrawal under an annuity that is part of a tax-qualified retirement plan, a portion of the amount received is taxable based on the ratio of the "investment in the contract" to the individual's balance in the retirement plan, generally the value of the annuity. The "investment in the contract" generally equals the portion of any deposits made by or on behalf of an individual under an annuity which was neither deductible when made nor excludable from the gross income of the individual. For annuities issued in connection with qualified retirement plans, the "investment in the contract" can be zero.

SECTION 1035 EXCHANGES

An annuity contract may be fully or partially exchanged for another annuity contract in a tax-free exchange under IRC (S)1035. Historically, the IRS challenged attempts by taxpayers to exchange part of an annuity contract for a new annuity contract (a "Partial Exchange"). IRS rulings over the last several years have allowed annuity contract holders to make Partial Exchanges under certain conditions. If this contract is received in a Partial Exchange or is Partially Exchanged for another annuity contract, withdrawals taken from either annuity contract within 180 days from the date of the Partial Exchange may have adverse tax consequences. You should consult your tax advisor before entering into a Partial Exchange.

TAXATION OF ANNUITY PAYMENTS

The taxable portion of an Annuity Payment is generally equal to the excess of the payment over the exclusion amount. In the case of a Fixed Annuity Payment, the exclusion amount is generally determined by a formula that establishes the ratio of the investment in the contract to the expected return under the contract (determined under Treasury Department regulations). In the case of Variable Annuity Payments, the exclusion amount is generally determined by a formula that establishes the ratio of the investment in the contract to the expected number of payments to be made (determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). The taxable portion of an Annuity Payment is taxed at ordinary income rates. Once the total amount of the investment under the contract is excluded using this ratio, Annuity Payments will be fully taxable.

TAXES PAYABLE ON OPTIONAL RIDERS

The single and joint versions of the MyPath Lifetime Income optional riders provide benefits that are different from the usual benefits available under Variable Annuity contracts. If you elect these options an Owner or beneficiary may be allowed to take withdrawals under the option even after the Contract Value is equal to zero. Like any withdrawal under the option it is treated as a withdrawal from the contract for income tax purposes. If the investment in the contract has been fully recovered for tax purposes, then these withdrawals are generally included in the taxpayer's income.

TAXATION OF DEATH BENEFIT PROCEEDS

Death benefit payments are generally taxable to the recipient. Death benefits paid upon the death of a Owner generally are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as Annuity Payments, as described above. For these purposes, the investment in the contract is not affected by the Owner's death. That is, the investment in the contract remains the amount of any Purchase Payments paid which were not excluded from gross income.

MEDICARE TAX

Beginning in 2013, distributions from Non-Qualified Contracts will be considered "investment income" for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may apply to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly, and $125,000 for married filing separately.) Please consult your tax advisor for more information.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

The Code imposes a 10% penalty tax on the taxable portion of certain distributions from annuity contracts. This additional tax does not apply where the payment is made under an immediate annuity contract, as defined above, or:

  .  where the taxpayer is 59 1/2 or older,

  .  where payment is made on account of the taxpayer's disability, or

  .  where payment is made by reason of the death of the Owner, and

  .  in certain other circumstances.

The Code also provides an exception to the penalty tax for distributions, in periodic payments, of substantially equal installments (not less frequently than annually), where they are made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and beneficiary. For tax qualified employer-sponsored retirement plans, this exception to the 10% additional tax applies only if payments begin after separation from service.

For some types of tax qualified retirement plans, other tax penalties may apply to certain distributions.

AGGREGATION OF CONTRACTS

For purposes of determining an Owner's gross income, the Code provides that all nonqualified deferred annuity contracts issued by the same company (or its affiliates) to the same Owner during any calendar year shall be treated as one annuity contract. Additional rules may be promulgated under this provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

ASSIGNMENT OR PLEDGES

Transfers, assignments and certain designations of Annuitants or payees can have tax consequences. A transfer of ownership of a contract, a pledge of any interest in a contract as security for a loan, the designation of an Annuitant or payee who is not also the Owner, or the assignment of the contract may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. If you are contemplating such a transfer, pledge, designation or assignment, you should consult a competent tax advisor about its potential tax effects.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract issued after January 18, 1985 to provide that:

   (a) if an Owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and

   (b) if an Owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the Owner's death.

The requirements of (b) above will be considered satisfied with respect to any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" who is a natural person, is distributed over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary", who must be a natural person, is the person designated by the Owner as a beneficiary. If the Owner's "designated beneficiary" is the surviving spouse of the Owner, however, the contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts issued after January 18, 1985 contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such contract provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Similar rules apply to Qualified Contracts.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of there being any change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, taking effect before the date the legislation is passed). You should consult a tax advisor with respect to legislative developments and their effect on the contract.

TAX QUALIFIED PROGRAMS

The contract is designed for use with several types of individual and employer-sponsored retirement plans that qualify for special tax treatment. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:

  .  contributions in excess of specified limits;

  .  distributions prior to age 59 1/2 (subject to certain exceptions);

  .  distributions that do not conform to specified minimum distribution rules;
     and

  .  other specified circumstances.

We make no attempt to provide more than general information about the use of annuities with the various types of retirement plans. Tax deferral under annuity contracts purchased in connection with tax qualified plans arises under the specific provisions of the Code governing the tax qualified plan, so a contract should be purchased only for the features and benefits other than tax deferral that are available under an annuity contract purchased in connection with tax qualified plans, and not for the purpose of obtaining tax deferral. The rights of any person to any benefits under annuity contracts purchased in connection with these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the annuity issued in connection with such a plan. Some retirement plans are subject to transfer restrictions, distribution and other requirements that are not incorporated into our annuity administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. If you intend to purchase a contract for use with any retirement plan you should consult your legal counsel and tax advisor regarding the suitability of the contract.

Any annuity contract that is part of a tax qualified retirement plan must comply with the required minimum distribution (RMD) provisions of the Code, and the implementing regulations. A failure to comply with the RMD requirements will generally result in the imposition of an excise tax on the recipient equal to 50% of the amount by which the RMD exceeds the amount actually distributed. Under certain limited circumstances IRS regulations permit partial withdrawals from your tax qualified retirement plan contract after Annuity Payments have begun after the required beginning date without violating the RMD rules. We will notify any holder of a contract under a tax qualified plan who requests such a partial withdrawal of the effects of the withdrawal on the contract prior to processing the withdrawal.

For tax qualified plans under Sections 401(a) and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant): (i) reaches age 70 1/2, or (ii) if later retires; and must be made in a specified form or manner. If the plan participant is a "5 percent Owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in
Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Owner reaches age
70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death.

To the extent the optional death benefit riders alter the timing or the amount of the payment of distributions under a Qualified Contract, the riders cannot be paid out in violation of the minimum distribution rules of the Code.

In accordance with recent changes in laws and regulations RMDs must be calculated based on the sum of the Contract Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the RMDs may be larger than if the calculation were based on the Contract Value alone. This may result in an earlier (but not before the required beginning date) distribution under the contract and an increased amount of taxable income distributed to the Owner, and a reduction of death benefits and the benefits of any optional riders.

WITHHOLDING

In general, distributions from annuity contracts are subject to federal income tax withholding unless the recipient elects not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

The Code generally allows the rollover of most distributions to and from tax qualified retirement plans, Section 403(b) annuities, individual retirement plans and eligible deferred compensation plans of state or local governments under Section 457(b). Distributions which may not be rolled over are those which are:

  . one of a series of substantially equal annual (or more frequent) payments made:

     -- over the life or life expectancy of the employee,

     -- over the joint lives or joint life expectancies of the employee and the employee's designated beneficiary, or

     -- for a specified period of ten years or more,

  .  a required minimum distribution,

  .  a hardship distribution, or

  .  the non-taxable portion of a distribution.

Any distribution eligible for rollover, which may include payment to an employee, an employee's surviving spouse, or an ex-spouse who is an alternate payee, will be subject to mandatory federal tax withholding at a 20% rate unless the distribution is made as a direct rollover to a tax qualified plan or to an individual retirement account or annuity. It should be noted that amounts received by individuals which are eligible for rollover may still be placed in another tax qualified plan or individual retirement account or individual retirement annuity if the transaction is completed within 60 days after the distribution has been received. However a taxpayer must replace withheld amounts with other funds in order to avoid taxation on the amount previously withheld.

SEE YOUR OWN TAX ADVISOR

The foregoing summary of the federal income tax consequences under these contracts is not exhaustive. The benefits and features of this contract, when owned by employer provided welfare benefit arrangements or other types of special purpose entities, may impact any unique tax aspects such arrangements or entities may enjoy. Special rules may apply to situations not discussed here. Should a tax qualified retirement plan lose its qualified status, employees will lose some of the tax benefits described. Statutory changes in the Code with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, tax advice may be needed by a person contemplating the purchase of a Variable Annuity contract or exercising elections under such a contract. For further information you should consult a tax advisor.

PERFORMANCE DATA

From time to time the Variable Annuity Account may publish advertisements containing performance data relating to its Sub-Accounts. In the case of the money market Portfolio, the Variable Annuity Account will publish yield or effective yield quotations for a seven-day or other specified period. In the case of the other Portfolios, performance data will consist of average annual total return quotations for one year, five year and ten year periods and for the period when the Portfolios first became available to the Variable Annuity Account. Such performance data may be accompanied by cumulative total return quotations for the comparable periods. For periods prior to the date of this Prospectus the quotations will be based on the assumption that the contract described herein was issued when the underlying Portfolios first became available to the Variable Annuity Account under other contracts issued by us.

The money market Portfolio may also quote such average annual and cumulative total return figures. Performance figures used by the Variable Annuity Account are based on historical information of the Portfolios for specified periods, and the figures are not intended to suggest that such performance will continue in the future. Performance figures of the Variable Annuity Account will reflect charges made pursuant to the terms of the contracts offered by this Prospectus and charges of underlying Funds. More detailed information on the computations is set forth in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information, which contains additional information including financial statements, is available from us at your request. The table of contents for that Statement of Additional Information is as follows:

       General Information and History
       Distribution of Contract
       Performance
       Independent Registered Public Accounting Firm
       Registration Statement
       Financial Statements

    APPENDIX A -- CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

   No condensed financial information is included with this prospectus for the Variable Annuity Account because no Variable Annuity contracts disclosed by this prospectus have been sold prior to the date of this prospectus. The financial statements of Minnesota Life Insurance Company may be found in the Statement of Additional Information.

             APPENDIX B -- ILLUSTRATION OF VARIABLE ANNUITY VALUES

The illustration included in this Appendix shows the effect of investment performance on the monthly variable annuity income. The illustration assumes a gross investment return of: 0.00%, 6.92% and 10.00%.

For illustration purposes, an average annual expense equal to 2.42% of the average daily net assets is deducted from the gross investment return to determine the net investment return. The net investment return is then used to project the monthly variable annuity incomes. The average expense charge of 2.42% includes: 1.35% for mortality and expense risk, and an average of 1.07% for the fund management fee, other fund expenses, and distribution fee. The average is calculated from the Total Annual Portfolio Company Operating Expenses and is based on the total annual portfolio operating expenses with waivers or reductions applied.

The gross and net investment rates are for illustrative purposes only and are not a reflection of past or future performance. Actual variable annuity income will be more or less than shown if the actual returns are different than those illustrated.

The illustration assumes 100% of the assets are invested in the Sub-Account(s) of the Variable Annuity Account. For comparison purposes, a current fixed annuity income, available through the General Account, is also provided. The illustration assumes an initial interest rate, used to determine the first variable payment of 4.50%. After the first Variable Annuity Payment future payments will increase if the annualized net rate of return exceeds the initial interest rate, and will decrease if the annualized net rate of return is less than the initial interest rate.

The illustration provided is for a male, age 65, selecting a life and 10 year certain annuity option with $100,000 of non-qualified funds, residing in the State of Minnesota. This illustration is based on average fund expenses. Upon request, a similar illustration specific to your situation and fund election may be available.

             VARIABLE ANNUITY INCOME -- HYPOTHETICAL ILLUSTRATION
                 WADDELL & REED ADVISORS RETIREMENT BUILDER II
       ANNUITY INCOME OPTION -- LIFE ANNUITY WITH 10 YEAR PERIOD CERTAIN

PREPARED FOR: Client
VARIABLE CONTRIBUTION: $100,000.00
INITIAL VARIABLE MONTHLY INCOME: $631.36

The illustration below shows how investment returns may affect variable annuity income payments. This illustration is hypothetical and is not intended to project or predict investment results.

Annuity income payments will INCREASE if the returns on your investments ARE GREATER THAN the total of the Assumed Investment Return (AIR) and your annual contract expenses.

Annuity income payments will DECREASE if the returns on your investments ARE LESS THAN the total of the Assumed Investment Return (AIR) and your annual contract expenses.

An AIR of 4.50% annually is used for calculating the initial income payment. More information on the annual expense charges for this contract can be found in the Variable Annuity Income Disclosure section of this illustration and in the prospectus.

The graph and table below show how annual gross investment returns of 0%, 6.92% and 10.00% would affect annuity income payments. The calculated income shown is after the deduction of all contract expenses (based on your investment allocation).

In the example below, the annuity income amount shown assumes a constant annual investment return. The actual rate of return and resulting annuity income payments will vary over time.

VARIABLE ANNUITY INCOME -- HYPOTHETICAL

                   Impact of Rate of Return on Monthly Income

                               Annuity Income ($)

                                   [CHART]

                0.00% Gross               6.92% Gross         10.00% Gross
     Age        (-2.42% Net)              (4.50% Net)          (7.58% Net)
    -----       ------------              -----------          -----------
     65             $631                      $631                 $631
     68              514                       631                  689
     71              419                       631                  752
     74              341                       631                  820
     77              277                       631                  895
     80              226                       631                  976
     83              184                       631                1,065
     86              150                       631                1,162
     89              122                       631                1,268
     92               99                       631                1,383
     95               81                       631                1,509
     98               66                       631                1,647


VARIABLE ANNUITY INCOME -- SUPPORTING DETAIL

                                  MONTHLY ANNUITY INCOME BASED ON
                                    HYPOTHETICAL RATE OF RETURN
                             -----------------------------------------
                                 0.00% GROSS  6.92% GROSS 10.00% GROSS
          BEGINNING OF YEAR  AGE (-2.42% NET) (4.50% NET) (7.58% NET)
          -----------------  --- ------------ ----------- ------------
                 1.......... 65      $631        $631        $  631
                 4.......... 68      $514        $631        $  689
                 7.......... 71      $419        $631        $  752
                 10......... 74      $341        $631        $  820
                 13......... 77      $277        $631        $  895
                 16......... 80      $226        $631        $  976
                 19......... 83      $184        $631        $1,065
                 22......... 86      $150        $631        $1,162
                 25......... 89      $122        $631        $1,268
                 28......... 92      $ 99        $631        $1,383
                 31......... 95      $ 81        $631        $1,509
                 34......... 98      $ 66        $631        $1,647

If you applied the amount of your purchase payment allocated to variable to a fixed annuity on the quotation date of this illustration, your fixed annuity income would be $501.27.

                  APPENDIX C -- TYPES OF QUALIFIED CONTRACTS

Individual and employer sponsored tax qualified retirement plans provide tax deferral. If you purchase an annuity contract in a tax qualified plan, the tax deferral feature of the annuity is redundant and offers you no additional advantage. You should purchase the annuity for reasons other than tax deferral when part of a tax qualified plan.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an Individual Retirement Annuity, (an "IRA"). Distributions from certain other types of tax qualified plans may be "rolled over" on a tax-deferred basis into an IRA. The sale of a contract for use with an IRA will be subject to special disclosure requirements of the IRS. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the IRS or other appropriate agencies. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. A Qualified Contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. You should seek competent advice as to the suitability of the contract for use with IRAs.

Earnings in an IRA are not taxed until distribution. IRA contributions are subject to certain limits each year and may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of tax qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed at ordinary income rates when distributed from the IRA. Distributions prior to age 59/ 1//\\2\\ (unless certain exceptions apply) are subject to a 10% penalty tax.

A portion of the amount distributed from an IRA may be taxable based on the ratio of the "investment in the contract" to the individual's balance in the IRA, generally the value of the IRA. The "investment in the contract" generally equals the non deductible contributions to an IRA. The "investment in the contract" can be zero.

SIMPLIFIED EMPLOYEE PENSION (SEP) IRAS

Employers may establish Simplified Employee Pension (SEP) IRAs under Code
Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

ROTH IRAS

Section 408A of the Code permits certain eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, must be made in cash or as a rollover or conversion from another Roth IRA or a traditional IRA. A rollover from, or conversion of, a traditional IRA to a Roth IRA may be subject to tax, deferred sales charges and other special rules may apply.

Qualified distributions from a Roth IRA, as defined by the Code, generally are excluded from gross income. Qualified distributions include those distributions made more than five years after the taxable year of the first contribution to the Roth IRA, but only if : (1) the annuity Owner has reached age 59/ 1//\\2\\;
(2) the distribution is paid to a beneficiary after the Owner's death; (3) the annuity Owner becomes disabled; or (4) the distribution will be used for a first time home purchase and does not exceed $10,000. Non-qualified distributions are includable in gross income only to the extent they exceed contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to a 10% penalty tax.

In addition, state laws may not completely follow the federal tax treatment of Roth IRAs. You should consult your tax advisor for further information regarding Roth IRAs.

            APPENDIX D -- EXAMPLES ILLUSTRATING CREDIT ENHANCEMENT

EXAMPLE #1 -- RECAPTURE OF CREDIT ENHANCEMENT DUE TO RIGHT OF CANCELLATION OR "FREE LOOK".

In the event the contract is cancelled and returned during the free look period, we will refund the current Contract Value less any credit enhancements applied to the contract. The contract owner bears the investment risk for the Purchase Payment(s) and credit enhancements(s) during this period. For example:

Purchase Payment = $500,000
Credit Enhancement = $2,500 (.50% 3 500,000)
Contract Value at Issue = $502,500

Assume the Contract Value on the Valuation Date has decreased to $501,000 due to poor fund performance. The amount refunded as a result of the free look cancellation is $498,500 ($501,000 - $2,500).

EXAMPLE #2 -- RECAPTURE OF CREDIT ENHANCEMENT DUE TO DEATH BENEFIT.

The death benefit will be calculated according to the death benefit option elected at the time of contract issue. Any death benefit paid to a beneficiary will be reduced by the amount of credit enhancement(s) received within the last 12 months. For example:

Purchase Payment = $500,000
Credit Enhancement = $2,500 (.50% 3 500,000)
Subsequent Purchase Payment fourth month following contract issue = $400,000 Additional Credit Enhancement = $4,250 (.75% 3 900,000 - 2,500)

Assume a death benefit of $950,000 becomes payable 15 months after contract issue. No recapture is applied to the first credit enhancement because it was added to the contract more than 12 months prior. The second credit enhancement is within the first 12 months so recapture applies. The adjusted death benefit would be $950,000 - $4,250 = $945,750. If there are two beneficiaries, each entitled to 50% of the death benefit; they would each receive $472,875.

EXAMPLE #3 -- RECAPTURE OF CREDIT ENHANCEMENT WHEN AMOUNTS ARE APPLIED TO PROVIDE ANNUITY PAYMENTS.

If the entire Contract Value is applied to provide Annuity Payments, the value will be reduced by the amount of credit enhancement(s) received within the last 12 months. For example:

Purchase Payment = $500,000
Credit Enhancement = $2,500 (.50% 3 500,000)
Subsequent Purchase Payment fourth month following contract issue = $400,000 Additional Credit Enhancement = $4,250 (.75% 3 900,000 - 2,500)

If the Contract Value was $945,000, the amount available to provide Annuity Payments prior to any applicable deduction for premium tax is $945,000 - $4,250 = $940,750.

EXAMPLE #4 -- DEMONSTRATION OF CREDIT ENHANCEMENT SCHEDULE.

The credit enhancement schedule has four levels, based on the cumulative net Purchase Payments. Cumulative net Purchase Payments are the total of all Purchase Payments received for a contract, less any prior withdrawals from contract value (including associated charges). With each Purchase Payment received, we will evaluate whether the contract is eligible for a credit enhancement. If eligible, the credit enhancement will be added to the Contract Value. The amount of credit enhancement is calculated as follows: cumulative net Purchase Payments multiplied by the applicable credit enhancement percentage; less any credit enhancements previously applied to the Contract Value. If the result of the calculation is less than zero, no credit enhancement will be applied.

                       CONTRACT                                                             CONTRACT
                        VALUE   PURCHASE            CUMULATIVE NET ADDITIONAL     TOTAL      VALUE
                        BEFORE  PAYMENTS WITHDRAWAL    PURCHASE      CREDIT      CREDIT      AFTER
CONTRACT YEARS         ACTIVITY RECEIVED   AMOUNT      PAYMENTS    ENHANCEMENT ENHANCEMENT  ACTIVITY
--------------         -------- -------- ---------- -------------- ----------- ----------- ----------
Beginning of Year 1... $      0 $200,000  $      0    $  200,000     $    0      $     0   $  200,000
Activity.............. $208,000 $200,000  $      0    $  400,000     $1,000      $ 1,000   $  409,000
Activity (withdrawal). $398,000       --  $250,000    $  150,000     $    0      $ 1,000   $  148,000
Activity.............. $163,000 $450,000  $      0    $  600,000     $2,000      $ 3,000   $  615,000
Activity.............. $645,000 $500,000  $      0    $1,100,000     $8,000      $11,000   $1,153,000

EXAMPLE #5 -- DEMONSTRATION OF CREDIT ENHANCEMENT WITH MYPATH LIFETIME INCOME OPTIONAL RIDERS ELECTED AT ISSUE.

When a MyPath Lifetime Income optional rider is elected at issue, the initial benefit base and enhancement base, if applicable, are equal to Purchase Payments. The credit enhancement is not considered a Purchase Payment and therefore, has no impact on the rider values.

                     CONTRACT                                                CONTRACT          GUARANTEED
                      VALUE   PURCHASE            CUMULATIVE NET              VALUE              ANNUAL
                      BEFORE  PAYMENTS WITHDRAWAL    PURCHASE      CREDIT     AFTER   BENEFIT    INCOME
CONTRACT YEAR        ACTIVITY RECEIVED   AMOUNT      PAYMENTS    ENHANCEMENT ACTIVITY  BASE      (GAI)
-------------        -------- -------- ---------- -------------- ----------- -------- -------- ----------
Beginning of Year 1.    $0    $500,000     --        $500,000      $2,500    $502,500 $500,000  $20,000

For the purposes of this illustration, an annual income percentage of 4.0% was used to determine the GAI of $20,000. The actual annual income percentage may vary based on the specific MyPath Lifetime Income optional rider elected at issue.

The enhancement base (not shown above), if applicable, would also equal the cumulative net Purchase Payments.

For a complete illustration of the mechanics for the MyPath Lifetime Income optional riders, please see Appendix I, Appendix J, Appendix K, and Appendix L of this Prospectus.

APPENDIX E -- EXAMPLES OF THE HIGHEST ANNIVERSARY VALUE II DEATH BENEFIT OPTION

Below are several examples that are designed to help show how the Highest Anniversary Value II (HAV II) death benefit option functions. A complete description of this optional contract feature can be found in the prospectus section "Death Benefits -- Optional Death Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- SINGLE PURCHASE PAYMENT OF $100,000, NO WITHDRAWALS, AND CORRESPONDING RIDER VALUES.

The table below is meant to provide a numeric example of how the Highest Anniversary Value, Purchase Payments adjusted for withdrawals, and Contract Value vary relative to one another during periods of positive and negative market fluctuations.

                          CONTRACT                     CONTRACT   PURCHASE                DEATH
                           VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST   BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE    HAV II
--------------------  --- -------- -------- ---------- -------- ------------ ----------- --------
Beginning of Year 1.. 67        -- $100,000     --     $100,000   $100,000    $100,000   $100,000
Beginning of Year 2.. 68  $106,000       --     --     $106,000   $100,000    $106,000   $106,000
Beginning of Year 3.. 69  $120,000       --     --     $120,000   $100,000    $120,000   $120,000
Beginning of Year 4.. 70  $128,000       --     --     $128,000   $100,000    $128,000   $128,000
Beginning of Year 5.. 71  $108,000       --     --     $108,000   $100,000    $128,000   $128,000
Beginning of Year 6.. 72  $100,000       --     --     $100,000   $100,000    $128,000   $128,000
Beginning of Year 7.. 73  $156,000       --     --     $156,000   $100,000    $156,000   $156,000
Beginning of Year 8.. 74  $160,000       --     --     $160,000   $100,000    $160,000   $160,000
Beginning of Year 9.. 75  $125,000       --     --     $125,000   $100,000    $160,000   $160,000
Beginning of Year 10. 76  $141,000       --     --     $141,000   $100,000    $160,000   $160,000
Beginning of Year 11. 77  $160,000       --     --     $160,000   $100,000    $160,000   $160,000
Beginning of Year 12. 78  $155,000       --     --     $155,000   $100,000    $160,000   $160,000
Beginning of Year 13. 79  $163,000       --     --     $163,000   $100,000    $163,000   $163,000
Beginning of Year 14. 80  $140,000       --     --     $140,000   $100,000    $163,000   $163,000
Beginning of Year 15. 81  $155,000       --     --     $155,000   $100,000    $163,000   $163,000
Beginning of Year 16. 82  $165,000       --     --     $165,000   $100,000    $163,000   $165,000

In the example above, the beginning of year 2 illustrates the impact on rider values when the Contract Value increases. The Contract Value has increased to $106,000 and the Highest Anniversary Value is increased to the current Contract Value. The death benefit is the greater of the Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value, resulting in a death benefit of $106,000.

In the example above, the beginning of year 5 illustrates the impact on rider values when the Contract Value decreases. The Contract Value has decreased to $108,000 and since that is less than the prior year, the Highest Anniversary Value remains $128,000 and is not increased. The death benefit is the greater of the Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value, resulting in a death benefit of $128,000.

In the example above, the beginning of year 14 illustrates the Contract Anniversary following the oldest Owner's 80th birthday; the last anniversary at which the Highest Anniversary Value has the potential to increase.

EXAMPLE #2 -- INITIAL VALUES AT ISSUE BASED ON AN INITIAL PURCHASE PAYMENT OF $100,000.

Examples 2 -- 5 are progressive, starting with a Purchase Payment of $100,000 and illustrating the impact of additional activity on the rider values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the oldest Owner.

                          CONTRACT                     CONTRACT   PURCHASE                DEATH
                           VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST   BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE    HAV II
--------------------  --- -------- -------- ---------- -------- ------------ ----------- --------
Beginning of Year 1.. 67     --    $100,000     --     $100,000   $100,000    $100,000   $100,000

Initial Highest Anniversary Value = initial Purchase Payment = $100,000.

Initial Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value = maximum of ($100,000, $100,000, $100,000) = $100,000.

EXAMPLE #3 -- SUBSEQUENT PURCHASE PAYMENT RECEIVED DURING THE FIRST CONTRACT
YEAR.

If additional Purchase Payments are received, the Highest Anniversary Value will increase by the amount of the Purchase Payment.

                             CONTRACT                     CONTRACT   PURCHASE                DEATH
                              VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST   BENEFIT
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE    HAV II
--------------------     --- -------- -------- ---------- -------- ------------ ----------- --------
Beginning of Year 1..... 67        -- $100,000     --     $100,000   $100,000    $100,000   $100,000
Activity 6 months later. 67  $105,000 $ 20,000     --     $125,000   $120,000    $120,000   $125,000

After the additional Purchase Payment:

Highest Anniversary Value = Highest Anniversary Value prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value = maximum of ($125,000, $120,000, $120,000) = $125,000.

EXAMPLE #4 -- HIGHEST ANNIVERSARY VALUE INCREASE ON CONTRACT ANNIVERSARY.

On each Contract Anniversary the Highest Anniversary Value will be increased to the Contract Value if the Contract Value is greater than the Highest Anniversary Value.

                             CONTRACT                     CONTRACT   PURCHASE                DEATH
                              VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST   BENEFIT
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE    HAV II
--------------------     --- -------- -------- ---------- -------- ------------ ----------- --------
Beginning of Year 1..... 67        -- $100,000     --     $100,000   $100,000    $100,000   $100,000
Activity 6 months later. 67  $105,000 $ 20,000     --     $125,000   $120,000    $120,000   $125,000
Beginning of Year 2..... 68  $130,000       --     --     $130,000   $120,000    $130,000   $130,000

After the increase:

Highest Anniversary Value = greater of Contract Value on anniversary or prior Highest Anniversary Value = maximum of ($130,000, $120,000) = $130,000.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value = maximum of ($130,000, $120,000, $130,000) = $130,000.

EXAMPLE #5 -- WITHDRAWAL FROM CONTRACT VALUE.

Amounts withdrawn will result in an adjustment on a Pro-rata Basis to the Highest Anniversary Value. The adjustment will be based on the Contract Value prior to the withdrawal.

                                                                    PURCHASE
                             CONTRACT                     CONTRACT  PAYMENTS                DEATH
                              VALUE   PURCHASE             VALUE    ADJUSTED     HIGHEST   BENEFIT
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER       FOR     ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS    VALUE    HAV II
--------------------     --- -------- -------- ---------- -------- ----------- ----------- --------
Beginning of Year 1..... 67        -- $100,000       --   $100,000  $100,000    $100,000   $100,000
Activity 6 months later. 67  $105,000 $ 20,000       --   $125,000  $120,000    $120,000   $125,000
Beginning of Year 2..... 68  $130,000       --       --   $130,000  $120,000    $130,000   $130,000
Activity 6 months later. 68  $126,000       --   $5,000   $121,000  $115,238    $124,841   $124,841

After the withdrawal:

Purchase Payments adjusted for withdrawals = Purchase Payments adjusted for withdrawals prior to the withdrawal -- [Purchase Payments adjusted for withdrawals prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $120,000 - [$120,000 x $5,000 / $126,000] = $115,238.

Highest Anniversary Value = Highest Anniversary Value prior to the withdrawal -- [Highest Anniversary Value prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $130,000 - [$130,000 x $5,000 / $126,000] = $124,841.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value = maximum of ($121,000, $115,238, $124,841) = $124,841.

           APPENDIX F -- EXAMPLES OF PREMIER II DEATH BENEFIT OPTION

Below are several examples that are designed to help show how the Premier II death benefit option functions. A complete description of this optional contract feature can be found in the prospectus section "Death Benefits -- Optional Death Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- SINGLE PURCHASE PAYMENT OF $100,000, NO WITHDRAWALS, AND CORRESPONDING RIDER VALUES.

The table below is meant to provide a numeric example of how the Highest Anniversary Value, Purchase Payments adjusted for withdrawals, 5% Increase Value and Contract Value vary relative to one another during periods of positive and negative market fluctuations.

                          CONTRACT                     CONTRACT   PURCHASE                          DEATH
                           VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST      5%     BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------  --- -------- -------- ---------- -------- ------------ ----------- -------- ----------
Beginning of Year 1.. 67        -- $100,000     --     $100,000   $100,000    $100,000   $100,000  $100,000
Beginning of Year 2.. 68  $106,000       --     --     $106,000   $100,000    $106,000   $105,000  $106,000
Beginning of Year 3.. 69  $120,000       --     --     $120,000   $100,000    $120,000   $110,250  $120,000
Beginning of Year 4.. 70  $128,000       --     --     $128,000   $100,000    $128,000   $115,763  $128,000
Beginning of Year 5.. 71  $108,000       --     --     $108,000   $100,000    $128,000   $121,551  $128,000
Beginning of Year 6.. 72  $100,000       --     --     $100,000   $100,000    $128,000   $127,628  $128,000
Beginning of Year 7.. 73  $156,000       --     --     $156,000   $100,000    $156,000   $134,010  $156,000
Beginning of Year 8.. 74  $160,000       --     --     $160,000   $100,000    $160,000   $140,710  $160,000
Beginning of Year 9.. 75  $125,000       --     --     $125,000   $100,000    $160,000   $147,746  $160,000
Beginning of Year 10. 76  $141,000       --     --     $141,000   $100,000    $160,000   $155,133  $160,000
Beginning of Year 11. 77  $160,000       --     --     $160,000   $100,000    $160,000   $162,889  $162,889
Beginning of Year 12. 78  $155,000       --     --     $155,000   $100,000    $160,000   $171,034  $171,034
Beginning of Year 13. 79  $163,000       --     --     $163,000   $100,000    $163,000   $179,586  $179,586
Beginning of Year 14. 80  $140,000       --     --     $140,000   $100,000    $163,000   $188,565  $188,565
Beginning of Year 15. 81  $155,000       --     --     $155,000   $100,000    $163,000   $188,565  $188,565
Beginning of Year 16. 82  $165,000       --     --     $165,000   $100,000    $163,000   $188,565  $188,565

In the example above, the beginning of year 2 illustrates the impact on rider values when the Contract Value increases. The Contract Value has increased to $106,000 and the Highest Anniversary Value is increased to the current Contract Value. The 5% Increase Value is calculated as the prior 5% Increase Value, accumulated at 5% for a year ($100,000 * 1.05 ^ (365 / 365) = $105,000). The death benefit is the greater of the Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value, resulting in a death benefit of $106,000.

In the example above, the beginning of year 5 illustrates the impact on rider values when the Contract Value decreases. The Contract Value has decreased to $108,000 and since that is less than the prior year, the Highest Anniversary Value remains $128,000 and is not increased. The prior 5% Increase Value is accumulated at 5% ($115,763 * 1.05 ^ (365 / 365) = $121,551). The death benefit is the greater of the Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value, resulting in a death benefit of $128,000.

In the example above, the beginning of year 14 illustrates the Contract Anniversary following the oldest owner's 80th birthday; the last anniversary at which the Highest Anniversary Value and 5% Increase Value have the potential to increase.

EXAMPLE #2 -- INITIAL VALUES AT ISSUE BASED ON AN INITIAL PURCHASE PAYMENT OF $100,000.

Examples 2 - 5 are progressive, starting with a Purchase Payment of $100,000 and illustrating the impact of additional activity on the rider values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the oldest Owner.

                          CONTRACT                     CONTRACT   PURCHASE                          DEATH
                           VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST      5%     BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------  --- -------- -------- ---------- -------- ------------ ----------- -------- ----------
Beginning of Year 1.. 67     --    $100,000     --     $100,000   $100,000    $100,000   $100,000  $100,000

Initial Highest Anniversary Value = initial Purchase Payment = $100,000.

Initial 5% Increase Value = initial Purchase Payment = $100,000.

Initial Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value = maximum of ($100,000, $100,000, $100,000, $100,000) = $100,000.

EXAMPLE #3 -- SUBSEQUENT PURCHASE PAYMENT RECEIVED DURING THE FIRST CONTRACT
YEAR.

If additional Purchase Payments are received, the Highest Anniversary Value and 5% Increase Value will increase by the amount of the Purchase Payment.

                             CONTRACT                     CONTRACT   PURCHASE                          DEATH
                              VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST      5%     BENEFIT
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------     --- -------- -------- ---------- -------- ------------ ----------- -------- ----------
Beginning of Year 1..... 67        -- $100,000     --     $100,000   $100,000    $100,000   $100,000  $100,000
Activity 6 months later. 67  $105,000 $ 20,000     --     $125,000   $120,000    $120,000   $122,470  $125,000

After the additional Purchase Payment:

Highest Anniversary Value = Highest Anniversary Value prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

5% Increase Value = 5% Increase Value prior to the Purchase Payment accumulated until the time of the Purchase Payment + Purchase Payment amount, subject to the maximum 5% Increase Value of 200% of Purchase Payments adjusted for withdrawals = minimum of ($100,000 * (1.05 ^ (6/12)) + $20,000, 200% *
$120,000) = $122,470.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value = maximum of ($125,000, $120,000, $120,000, $122,470) = $125,000.

EXAMPLE #4 -- HIGHEST ANNIVERSARY VALUE INCREASE ON CONTRACT ANNIVERSARY.

On each Contract Anniversary the Highest Anniversary Value will be increased to the Contract Value if the Contract Value is greater than the Highest Anniversary Value.

                             CONTRACT                     CONTRACT   PURCHASE                          DEATH
                              VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST      5%     BENEFIT
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------     --- -------- -------- ---------- -------- ------------ ----------- -------- ----------
Beginning of Year 1..... 67        -- $100,000     --     $100,000   $100,000    $100,000   $100,000  $100,000
Activity 6 months later. 67  $105,000 $ 20,000     --     $125,000   $120,000    $120,000   $122,470  $125,000
Beginning of Year 2..... 68  $130,000       --     --     $130,000   $120,000    $130,000   $125,494  $130,000

After the increase:

Highest Anniversary Value = greater of Contract Value on anniversary of prior Highest Anniversary Value = maximum of ($130,000, $120,000) = $130,000.

5% Increase Value = prior 5% Increase Value accumulated until the beginning of year 2 = minimum of ($122,470 * (1.05 ^ (6/12)), 200% * $120,000) = $125,494.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value = maximum of ($130,000, $120,000, $130,000, $125,494) = $130,000.

EXAMPLE #5 -- WITHDRAWAL FROM CONTRACT VALUE.

Amounts withdrawn will result in an adjustment on a Pro-rata Basis to the Highest Anniversary Value. The adjustment will be based on the Contract Value prior to the withdrawal. The 5% Increase Value is reduced by the amount of the withdrawal.

                             CONTRACT                     CONTRACT   PURCHASE                          DEATH
                              VALUE   PURCHASE             VALUE     PAYMENTS     HIGHEST      5%     BENEFIT
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER   ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------     --- -------- -------- ---------- -------- ------------ ----------- -------- ----------
Beginning of Year 1..... 67        -- $100,000       --   $100,000   $100,000    $100,000   $100,000  $100,000
Activity 6 months later. 67  $105,000 $ 20,000       --   $125,000   $120,000    $120,000   $122,470  $125,000
Beginning of Year 2..... 68  $130,000       --       --   $130,000   $120,000    $130,000   $125,494  $130,000
Activity 6 months later. 68  $126,000       --   $5,000   $121,000   $115,238    $124,841   $123,593  $124,841

After the withdrawal:

Purchase Payments adjusted for withdrawals = Purchase Payments adjusted for withdrawals prior to the withdrawal -- [Purchase Payments adjusted for withdrawals prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $120,000 - [$120,000 x $5,000 / $126,000] = $115,238.

Highest Anniversary Value = Highest Anniversary Value prior to the withdrawal -- [Highest Anniversary Value prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $130,000 - [$130,000 x $5,000 / $126,000] = $124,841.

5% Increase Value = 5% Increase Value prior to the withdrawal accumulated until the time of the withdrawal and reduced for the withdrawal = Minimum of ($125,494 * (1.05 ^ (6/12)) - $5,000, 200% * $115,238) = $123,593.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value = maximum of ($121,000, $115,238, $124,841, $123,539) = $124,841.

        APPENDIX G -- EXAMPLES OF ESTATE ENHANCEMENT BENEFIT II OPTION

Below are several examples that are designed to help show how the Estate Enhancement Benefit II option functions. A complete description of this optional contract feature can be found in the prospectus section "Death Benefits -- Optional Death Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- INITIAL VALUES ON ISSUE BASED ON AN INITIAL PURCHASE PAYMENT OF $100,000.

Examples 1 - 5 are progressive, starting with a Purchase Payment of $100,000 and illustrating the impact of additional activity on the rider values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the oldest owner.

                          CONTRACT                     CONTRACT
                           VALUE   PURCHASE             VALUE   REMAINING   MAXIMUM     ESTATE
                           BEFORE  PAYMENTS WITHDRAWAL  AFTER   PURCHASE  ENHANCEMENT ENHANCEMENT
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY PAYMENTS     BASIS      BENEFIT
--------------------  --- -------- -------- ---------- -------- --------- ----------- -----------
Beginning of Year 1.. 69     --    $100,000     --     $100,000 $100,000   $200,000       --

Initial Maximum Enhancement Basis = Purchase Payments * 200% = 100,000 * 200% = 200,000.

Initial Estate Enhancement Benefit = Estate Enhancement Benefit Percentage * (Contract Value less remaining Purchase Payments) = 0.40 * ($100,000 - $100,000) = 0.

EXAMPLE #2 -- SUBSEQUENT PURCHASE PAYMENT RECEIVED DURING THE FIRST CONTRACT
YEAR.

If additional Purchase Payments are received, the Contract Value, Purchase Payments adjusted for withdrawals, and remaining Purchase Payments are increased by the Purchase Payment.

                             CONTRACT                     CONTRACT
                              VALUE   PURCHASE             VALUE   REMAINING   MAXIMUM     ESTATE
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER   PURCHASE  ENHANCEMENT ENHANCEMENT
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY PAYMENTS     BASIS      BENEFIT
--------------------     --- -------- -------- ---------- -------- --------- ----------- -----------
Beginning of Year 1..... 69        -- $100,000     --     $100,000 $100,000   $200,000         --
Activity 6 months later. 69  $105,000 $ 20,000     --     $125,000 $120,000   $240,000     $2,000

After the additional Purchase Payment:

Maximum Enhancement Basis = Purchase Payments adjusted for withdrawals * 200% = ($100,000 + $20,000) * 200% = $240,000.

Estate Enhancement Benefit = Estate Enhancement Benefit Percentage * (Contract Value less remaining Purchase Payments) = 0.40 * ($125,000 - $120,000) = $2,000.

EXAMPLE #3 -- WITHDRAWAL FROM CONTRACT VALUE.

Amounts withdrawn will result in an adjustment on a Pro-rata Basis to Purchase Payments in the maximum enhancement basis calculation based on the Contract Value prior to the withdrawal.

                             CONTRACT                     CONTRACT
                              VALUE   PURCHASE             VALUE   REMAINING   MAXIMUM     ESTATE
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER   PURCHASE  ENHANCEMENT ENHANCEMENT
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY PAYMENTS     BASIS      BENEFIT
--------------------     --- -------- -------- ---------- -------- --------- ----------- -----------
Beginning of Year 1..... 69        -- $100,000       --   $100,000 $100,000   $200,000         --
Activity 6 months later. 69  $105,000 $ 20,000       --   $125,000 $120,000   $240,000     $2,000
Beginning of Year 2..... 70  $130,000       --       --   $130,000 $120,000   $240,000     $4,000
Activity 6 months later. 70  $133,000       --   $5,000   $128,000 $120,000   $230,977     $3,200

After the withdrawal:

Purchase Payments adjusted for withdrawals are adjusted on a Pro-rata Basis = Purchase Payments adjusted for withdrawals prior to the withdrawal -- [Purchase Payments adjusted for withdrawals prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $120,000 - [$120,000 x $5,000 / $133,000] = $115,489.

Maximum Enhancement Basis = Purchase Payments adjusted for withdrawals * 200% = $115,489 * 200% = $230,977.

Remaining Purchase Payments: the withdrawal will be allocated to contract gain up to the free withdrawal amount, and then to Purchase Payments on a first in, first out, basis. Therefore, remaining Purchase Payments = $120,000.

Estate Enhancement Benefit = Estate Enhancement Benefit Percentage * (Contract Value less remaining Purchase Payments) = 0.40 * ($128,000 - $120,000) = $3,200.

EXAMPLE #4 -- DECREASES IN CONTRACT VALUES.

Decreases in Contract Value can cause a drop in benefit amount; however, this amount will never be less than $0.

                             CONTRACT                     CONTRACT
                              VALUE   PURCHASE             VALUE   REMAINING   MAXIMUM     ESTATE
                              BEFORE  PAYMENTS WITHDRAWAL  AFTER   PURCHASE  ENHANCEMENT ENHANCEMENT
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY PAYMENTS     BASIS      BENEFIT
--------------------     --- -------- -------- ---------- -------- --------- ----------- -----------
Beginning of Year 1..... 69        -- $100,000       --   $100,000 $100,000   $200,000         --
Activity 6 months later. 69  $105,000 $ 20,000       --   $125,000 $120,000   $240,000     $2,000
Beginning of Year 2..... 70  $130,000       --       --   $130,000 $120,000   $240,000     $4,000
Activity 6 months later. 70  $133,000       --   $5,000   $128,000 $120,000   $230,977     $3,200
Beginning of Year 3..... 71  $122,000       --       --   $122,000 $120,000   $230,977     $  800
Beginning of Year 4..... 72  $115,000       --       --   $115,000 $120,000   $230,977         --
Beginning of Year 5..... 73  $118,000       --       --   $118,000 $120,000   $230,977         --
Beginning of Year 6..... 74  $123,000       --       --   $123,000 $120,000   $230,977     $1,200

Values in the beginning of year 4:

Maximum Enhancement Basis = Purchase Payments adjusted for withdrawals * 200% = $115,489 * 200% = $230,977.

Estate Enhancement Benefit = Estate Enhancement Benefit Percentage * (Contract Value less remaining Purchase Payments) = 0.40 * ($115,000 - $120,000) = -$2,000.

Benefit may not be less than zero so no benefit is due.

      APPENDIX H -- EXAMPLES OF MYPATH HIGHEST ANNIVERSARY DEATH BENEFIT
                           SINGLE AND JOINT OPTIONS

Below are several examples that are designed to help show how the MyPath Highest Anniversary Death Benefit -- Single and MyPath Highest Anniversary Death Benefit -- Joint riders function. A level GAI of $4,000 is assumed for illustration purposes in the examples below. Additional information on how to calculate GAI can be found in the MyPath Core Flex and MyPath Value descriptions in the section of this Prospectus entitled "Optional Living Benefit Riders." A complete description of this optional contract feature can be found in the section of this Prospectus entitled "Death Benefits--Optional Death Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- INITIAL VALUES.

Examples 1 -- 5 are progressive, starting with a Purchase Payment of $100,000 and illustrating the impact of additional activity on the benefit values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the Designated Life (youngest Designated Life for the Joint option).

                          CONTRACT                                   HIGHEST
                           VALUE   PURCHASE             CONTRACT   ANNIVERSARY
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER    DEATH
 CONTRACT YEAR        AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY     BENEFIT
 -------------        --- -------- -------- ---------- ----------- -----------
 Beginning of Year 1. 63     $0    $100,000     --      $100,000    $100,000

Initial Highest Anniversary Death Benefit = initial Purchase Payment = $100,000.

EXAMPLE #2 -- SUBSEQUENT PURCHASE PAYMENT IN THE FIRST CONTRACT YEAR.

If additional Purchase Payments are received, the Highest Anniversary Death Benefit will increase by the amount of the Purchase Payment.

                                 CONTRACT                                   HIGHEST
                                  VALUE   PURCHASE             CONTRACT   ANNIVERSARY
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER    DEATH
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY     BENEFIT
-------------                --- -------- -------- ---------- ----------- -----------
Beginning of Year 1......... 63  $      0 $100,000     --      $100,000    $100,000
Activity (purchase payment). 63  $105,000 $ 20,000     --      $125,000    $120,000

After the additional Purchase Payment:

Highest Anniversary Death Benefit = Highest Anniversary Death Benefit prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

EXAMPLE #3 -- HIGHEST ANNIVERSARY DEATH BENEFIT ON CONTRACT ANNIVERSARY.

On each Contract Anniversary, prior to age 80, the Highest Anniversary Death Benefit is increased to the Contract Value if the Contract Value is greater than the then current Highest Anniversary Death Benefit.

                                 CONTRACT                                   HIGHEST
                                  VALUE   PURCHASE             CONTRACT   ANNIVERSARY
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER    DEATH
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY     BENEFIT
-------------                --- -------- -------- ---------- ----------- -----------
Beginning of Year 1......... 63  $      0 $100,000     --      $100,000    $100,000
Activity (purchase payment). 63  $105,000 $ 20,000     --      $125,000    $120,000
Beginning of Year 2......... 64  $126,000 $      0     --      $126,000    $126,000

After the Contract Anniversary:

Highest Anniversary Death Benefit = greater of Contract Value or Highest Anniversary Death Benefit prior to the Contract Anniversary = maximum of ($126,000, $120,000) = $126,000.

EXAMPLE #4 -- AFTER THE BENEFIT DATE, CUMULATIVE WITHDRAWALS DURING A CONTRACT YEAR LESS THAN OR EQUAL TO GAI.

After the benefit date, cumulative amounts withdrawn up to the $4,000 GAI will result in a dollar for dollar adjustment to the Highest Anniversary Death Benefit.

                                 CONTRACT                                   HIGHEST
                                  VALUE   PURCHASE             CONTRACT   ANNIVERSARY
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER    DEATH
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY     BENEFIT
-------------                --- -------- -------- ---------- ----------- -----------
Beginning of Year 1......... 63  $      0 $100,000       --    $100,000    $100,000
Activity (purchase payment). 63  $105,000 $ 20,000       --    $125,000    $120,000
Beginning of Year 2......... 64  $126,000 $      0       --    $126,000    $126,000
Activity (withdrawal)....... 64  $130,000 $      0   $4,000    $126,000    $122,000

After the withdrawal:

Highest Anniversary Death Benefit = Highest Anniversary Death Benefit prior to the withdrawal - amount of the withdrawal = $126,000 - $4,000 = $122,000.

EXAMPLE #5 -- AFTER THE BENEFIT DATE, CUMULATIVE WITHDRAWALS DURING A CONTRACT YEAR THAT EXCEED THE GAI.

After the benefit date, cumulative amounts withdrawn in excess of the $4,000 GAI will result in a dollar for dollar adjustment to the Highest Anniversary Death Benefit on the amounts less than or equal to the remaining GAI and an adjustment on a Pro-rata Basis to the Highest Anniversary Death Benefit for the amount of the excess withdrawal. The adjustment will be based on the Contract Value prior to the excess portion of the withdrawal.

                                 CONTRACT                                   HIGHEST
                                  VALUE   PURCHASE             CONTRACT   ANNIVERSARY
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER    DEATH
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY     BENEFIT
-------------                --- -------- -------- ---------- ----------- -----------
Beginning of Year 1......... 63  $      0 $100,000       --    $100,000    $100,000
Activity (purchase payment). 63  $105,000 $ 20,000       --    $125,000    $120,000
Beginning of Year 2......... 64  $126,000 $      0       --    $126,000    $126,000
Activity (withdrawal)....... 64  $130,000 $      0   $4,000    $126,000    $122,000
Beginning of Year 3......... 65  $129,000 $      0       --    $129,000    $129,000
Activity (withdrawal)....... 65  $130,000 $      0   $8,000    $122,000    $121,031

At the beginning of Year 3:

Highest Anniversary Death Benefit = greater of Contract Value or Highest Anniversary Death Benefit prior to the Contract Anniversary = maximum of ($129,000, $122,000) = $129,000

After the excess withdrawal:

Highest Anniversary Death Benefit = [Highest Anniversary Death Benefit prior to the withdrawal - remaining GAI] - [(Highest Anniversary Value prior to withdrawal - remaining GAI) x amount of excess withdrawal / (Contract Value prior to the withdrawal - remaining GAI)] = ($129,000 - $4,000) - [($129,000 -
$4,000) x ($8,000 - $4,000) / ($130,000 - $4,000)] = $121,031.

EXAMPLE #6 -- WITHDRAWAL PRIOR TO THE BENEFIT DATE.

Prior to the benefit date, a withdrawal of any amount will result in an adjustment on a Pro-rata Basis to the Highest Anniversary Death Benefit.

                                 CONTRACT                                   HIGHEST
                                  VALUE   PURCHASE             CONTRACT   ANNIVERSARY
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER    DEATH
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY     BENEFIT
-------------                --- -------- -------- ---------- ----------- -----------
Beginning of Year 1......... 45  $      0 $100,000       --    $100,000    $100,000
Activity (purchase payment). 45  $105,000 $ 20,000       --    $125,000    $120,000
Beginning of Year 2......... 46  $126,000 $      0       --    $126,000    $126,000
Activity (withdrawal)....... 46  $130,000 $      0   $4,000    $126,000    $122,123

After the withdrawal:

Highest Anniversary Death Benefit = Highest Anniversary Death Benefit prior to the withdrawal - [Highest Anniversary Death Benefit prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $126,000 - [$126,000 X $4,000 / $130,000] = $122,123.

      APPENDIX I -- EXAMPLES OF MYPATH CORE FLEX SINGLE AND JOINT OPTIONS

Below are several examples that are designed to help show how the MyPath Core Flex (Single and Joint) riders function. The examples assume the Single option for purposes of the applicable annual income percentage and corresponding GAI. Under the Joint option, the benefit base calculations are identical to Single, but the applicable annual income percentage is less and will be based on the age of the youngest Designated Life. A complete description of this optional rider can be found in the section of this Prospectus entitled "Optional Living Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how these optional riders can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- INITIAL VALUES.

Examples 1 -- 5 are progressive, starting with a purchase payment of $100,000 and illustrating the impact of additional activity on the benefit values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the Designated Life.

                         CONTRACT                                                                 GUARANTEED
                          VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                          BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR        AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------        --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1. 63     $0    $100,000     --      $100,000   $100,000  $100,000      4.0%      $4,000

Initial benefit base = initial Purchase Payment = $100,000.

Enhancement base = initial Purchase Payment = $100,000.

Annual income percentage = based on current age = 4.0%.

Initial GAI = initial benefit base X annual income percentage = $100,000 X 4.0% = $4,000.

EXAMPLE #2 -- SUBSEQUENT PURCHASE PAYMENT BEFORE FIRST WITHDRAWAL.

Until the later of the first Contract Anniversary or the first withdrawal, if additional Purchase Payments are accepted, the benefit base and enhancement base will increase by the amount of the Purchase Payment. For eligible Purchase Payments, the GAI will be recalculated to be the new benefit base multiplied by the annual income percentage.

                                 CONTRACT                                                                 GUARANTEED
                                  VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000     --      $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase payment). 63  $105,000 $ 20,000     --      $125,000   $120,000  $120,000      4.0%      $4,800

After the additional Purchase Payment:

Benefit base = benefit base prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

Enhancement base = enhancement base prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

GAI = new benefit base X annual income percentage = $120,000 X 4.0% = $4,800.

EXAMPLE #3 -- BENEFIT BASE ENHANCEMENT.

On each Contract Anniversary during the enhancement period, in each Contract Year where there is no withdrawal activity, the benefit base will be increased by the enhancement rate multiplied by the enhancement base. Following any applicable benefit base enhancement, the benefit base will be automatically reset to the current Contract Value, if higher (this is a benefit base reset). The GAI will be recalculated to be the new benefit base multiplied by the annual income percentage.

                                 CONTRACT                     CONTRACT                                 GUARANTEED
                                  VALUE   PURCHASE             VALUE                          ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL  AFTER   BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT   ACTIVITY  BASE       BASE     PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- -------- -------- ----------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000     --     $100,000 $100,000  $100,000      4.0%      $4,000
Activity (purchase payment). 63  $105,000 $ 20,000     --     $125,000 $120,000  $120,000      4.0%      $4,800
Beginning of Year 2......... 64  $126,000 $      0     --     $126,000 $127,200  $120,000      4.0%      $5,088

After the enhancement:

Enhancement = the enhancement base X enhancement rate = $120,000 X 6.0% =
$7,200.

Benefit base = the benefit base prior to the enhancement plus the enhancement amount = $120,000 + $7,200 = $127,200.

On a benefit base reset:

Benefit base = greater of Contract Value or benefit base prior to the reset = maximum of ($126,000, $127,200) = $127,200; No benefit base reset occurred.

Enhancement base = no impact = $120,000.

Annual income percentage = based on the current age as there have been no withdrawals yet = 4.0%.

GAI = new benefit base X annual income percentage = $127,200 X 4.0% = $5,088.

EXAMPLE #4 -- AFTER THE BENEFIT FATE, CUMULATIVE WITHDRAWALS DURING THE SECOND CONTRACT YEAR LESS THAN OR EQUAL TO THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustments to the benefit base, enhancement base, or the GAI.

                                 CONTRACT                                                                 GUARANTEED
                                  VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000       --    $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase payment). 63  $105,000 $ 20,000       --    $125,000   $120,000  $120,000      4.0%      $4,800
Beginning of Year 2......... 64  $126,000 $      0       --    $126,000   $127,200  $120,000      4.0%      $5,088
Activity (withdrawal)....... 64  $130,000 $      0   $5,088    $124,912   $127,200  $120,000      4.0%      $5,088

After the withdrawal:

Benefit base = no impact = $127,200.

Enhancement base = no impact = $120,000.

Annual income percentage = determined based on the current age as of the withdrawal date and will no longer change except in the case of a benefit base reset = 4.0%.

EXAMPLE #5 -- AFTER THE BENEFIT DATE, BENEFIT BASE RESET FOLLOWED BY CUMULATIVE WITHDRAWALS DURING THE THIRD CONTRACT YEAR EXCEEDING THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustments to the benefit base, enhancement base, or the GAI. Amounts withdrawn in excess of the GAI will result in an adjustment on a Pro-rata Basis to the benefit base and enhancement base. The adjustment will be based on the Contract Value prior to the excess portion of the withdrawal.

                                 CONTRACT                                                                 GUARANTEED
                                  VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000       --    $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase payment). 63  $105,000 $ 20,000       --    $125,000   $120,000  $120,000      4.0%      $4,800
Beginning of Year 2......... 64  $126,000 $      0       --    $126,000   $127,200  $120,000      4.0%      $5,088
Activity (withdrawal)....... 64  $130,000 $      0  $ 5,088    $124,912   $127,200  $120,000      4.0%      $5,088
Beginning of Year 3......... 65  $129,000 $      0       --    $129,000   $129,000  $129,000      4.5%      $5,805
Activity (withdrawal)....... 65  $130,000 $      0  $60,000    $ 70,000   $ 72,708  $ 72,708      4.5%      $3,272

At the beginning of Year 3:

Benefit base = greater of Contract Value or benefit base prior to the reset = maximum of ($129,000, $127,200) = $129,000.

Enhancement base = due to the benefit base reset is increased to the value of the benefit base = $129,000.

Note: there is no enhancement due to the withdrawal that was taken during the year.

Annual income percentage = re-evaluated based on age at the time of the benefit base reset = 4.5%

GAI = new benefit base X annual income percentage = $129,000 X 4.5% = $5,805.

After the excess withdrawal:

Benefit base = benefit base prior to the excess withdrawal - [benefit base prior to excess withdrawal X excess withdrawal / Contract Value prior to the excess withdrawal] = $129,000 - [$129,000 X ($60,000 - $5,805) / ($130,000 -
$5,805)] = $72,708.

Enhancement base = enhancement base prior to the excess withdrawal - [enhancement base prior to excess withdrawal X excess withdrawal / Contract Value prior to the excess withdrawal] = $129,000 - [$129,000 X ($60,000 - $5,805) / ($130,000 - $5,805)] = $72,708.

GAI = new benefit base X annual income percentage = $72,708 X 4.5% = $3,272.

EXAMPLE #6 -- WITHDRAWAL PRIOR TO THE BENEFIT DATE.

Prior to the benefit date, a withdrawal of any amount will result in an adjustment on a Pro-rata Basis to the benefit base and enhancement base. The GAI will be equal to the reduced benefit base multiplied by the annual income percentage.

                                 CONTRACT                                                                 GUARANTEED
                                  VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1......... 45  $      0 $100,000       --    $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase payment). 45  $105,000 $ 20,000       --    $125,000   $120,000  $120,000      4.0%      $4,800
Beginning of Year 2......... 46  $126,000 $      0       --    $126,000   $127,200  $120,000      4.0%      $5,088
Activity (withdrawal)....... 46  $130,000 $      0   $5,088    $124,912   $122,222  $115,303      4.0%      $4,889

After the withdrawal:

Benefit base = benefit base prior to the withdrawal - [benefit base prior to withdrawal X amount of withdrawal / Contract Value prior to the withdrawal] = $127,200 - [$127,200 X $5,088 / $130,000] = $122,222.

Enhancement base = enhancement base prior to the withdrawal - [enhancement base prior to withdrawal X amount of withdrawal / Contract Value prior to the withdrawal] = $120,000 - [$120,000 X $5,088 / $130,000] = $115,303.

GAI = new benefit base X annual income percentage = $122,222 X 4.0% = $4,889.

       APPENDIX J -- EXAMPLES OF MYPATH ASCEND SINGLE AND JOINT OPTIONS

Below are several examples that are designed to help show how the MyPath Ascend (Single and Joint) riders function. The examples assume the Single option for purposes of the applicable annual income percentage and corresponding GAI. Under the Joint option, the benefit base calculations are identical to Single but the applicable annual income percentage is less and will be based on the age of the youngest Designated Life. A complete description of this optional rider can be found in the section of this Prospectus entitled "Optional Living Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how these optional riders can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- INITIAL VALUES.

Examples 1 -- 5 are progressive, starting with a purchase payment of $100,000 and illustrating the impact of additional activity on the benefit values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the Designated Life.

                         CONTRACT                                                                 GUARANTEED
                          VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                          BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR        AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------        --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1. 63     $0    $100,000     --      $100,000   $100,000  $100,000      4.0%      $4,000

Initial benefit base = initial Purchase Payment = $100,000.

Enhancement base = initial Purchase Payment = $100,000.

Annual income percentage = based on current age = 4.0%.

Initial GAI = initial benefit base X annual income percentage = $100,000 X 4.0% = $4,000.

EXAMPLE #2 -- SUBSEQUENT PURCHASE PAYMENT BEFORE FIRST WITHDRAWAL.

Until the later of the first Contract Anniversary or the first withdrawal, if additional Purchase Payments are accepted, the benefit base and enhancement base will increase by the amount of the Purchase Payment. For eligible Purchase Payments, the GAI will be recalculated to be the new benefit base multiplied by the annual income percentage.

                        CONTRACT                                                                 GUARANTEED
                         VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                         BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR       AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------       --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of
  Year 1........... 63  $      0 $100,000     --      $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase
  payment)......... 63  $105,000 $ 20,000     --      $125,000   $120,000  $120,000      4.0%      $4,800

After the additional Purchase Payment:

Benefit base = benefit base prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

Enhancement base = Enhancement base prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

GAI = new benefit base X annual income percentage = $120,000 X 4.0% = $4,800.

EXAMPLE #3 -- BENEFIT BASE ENHANCEMENT.

On each Contract Anniversary during the enhancement period, in each Contract Year where there is no withdrawal activity, the benefit base will be increased by the enhancement rate multiplied by the enhancement base. Following any applicable benefit base enhancement, the benefit base will be automatically reset to the current Contract Value, if higher (this is a benefit base beset). The GAI will be recalculated to be the new benefit base multiplied by the annual income percentage.

                         CONTRACT                                                                 GUARANTEED
                          VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                          BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR        AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------        --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1. 63  $      0 $100,000     --      $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase
  payment).......... 63  $105,000 $ 20,000     --      $125,000   $120,000  $120,000      4.0%      $4,800
Beginning of Year 2. 64  $126,000 $      0     --      $126,000   $128,400  $120,000      4.0%      $5,136

After the enhancement:

Enhancement = the enhancement base X enhancement rate = $120,000 X 7.0% =
$8,400.

Benefit base = the benefit base prior to the enhancement plus the enhancement amount = $120,000 + $8,400 = $128,400.

On a benefit base reset:

Benefit base = greater of Contract Value or benefit base prior to the reset = maximum of ($126,000, $128,400) = $128,400; No benefit base reset occurred.

Enhancement base = no impact = $120,000.

Annual income percentage = based on the current age as there have been no withdrawals yet = 4.0%.

GAI = new benefit base X annual income percentage = $128,400 x 4.0% = $5,136.

EXAMPLE #4 -- AFTER THE BENEFIT DATE, CUMULATIVE WITHDRAWALS DURING THE SECOND CONTRACT YEAR LESS THAN OR EQUAL TO THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustments to the benefit base, enhancement base, or the GAI.

                           CONTRACT                                                                 GUARANTEED
                            VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                            BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR          AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------          --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1... 63  $      0 $100,000       --    $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase
  payment)............ 63  $105,000 $ 20,000       --    $125,000   $120,000  $120,000      4.0%      $4,800
Beginning of Year 2... 64  $126,000 $      0       --    $126,000   $128,400  $120,000      4.0%      $5,136
Activity (withdrawal). 64  $130,000 $      0   $5,136    $124,864   $128,400  $120,000      4.0%      $5,136

After the withdrawal:

Benefit base = no impact = $128,400.

Enhancement base = no impact = $120,000.

Annual income percentage = determined based on the current age as of the withdrawal date and will no longer change except in the case of a benefit base reset = 4.0%.

EXAMPLE #5 -- AFTER THE BENEFIT DATE, BENEFIT BASE RESET FOLLOWED BY CUMULATIVE WITHDRAWALS DURING THE THIRD CONTRACT YEAR EXCEEDING THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustments to the benefit base, enhancement base, or the GAI. Amounts withdrawn in excess of the GAI will result in an adjustment on a Pro-rata Basis to the benefit base and enhancement base. The adjustment will be based on the Contract Value prior to the excess portion of the withdrawal.

                         CONTRACT                                                                 GUARANTEED
                          VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                          BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR        AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------        --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of Year 1. 63  $      0 $100,000       --    $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase
  payment).......... 63  $105,000 $ 20,000       --    $125,000   $120,000  $120,000      4.0%      $4,800
Beginning of Year 2. 64  $126,000 $      0       --    $126,000   $128,400  $120,000      4.0%      $5,136
Activity
  (withdrawal)...... 64  $130,000 $      0  $ 5,136    $124,864   $128,400  $120,000      4.0%      $5,136
Beginning of Year 3. 65  $129,000 $      0       --    $129,000   $129,000  $129,000      4.5%      $5,805
Activity
  (withdrawal)...... 65  $130,000 $      0  $60,000    $ 70,000   $ 72,708  $ 72,708      4.5%      $3,272

At the beginning of Year 3:

Benefit base = greater of Contract Value or benefit base prior to the reset = maximum of ($129,000, $128,400) = $129,000.

Enhancement base = due to the benefit base reset is increased to the value of the benefit base = $129,000.

Note: there is no enhancement due to the withdrawal that was taken during the year.

Annual income percentage = re-evaluated based on age at the time of the benefit base reset = 4.5%

GAI = new benefit base X annual income percentage = $129,000 X 4.5% = $5,805.

After the excess withdrawal:

Benefit base = benefit base prior to the excess withdrawal - [benefit base prior to excess withdrawal X excess withdrawal / Contract Value prior to the excess withdrawal] = $129,000 - [$129,000 x ($60,000 - $5,805) / ($130,000 -
$5,805)] = $72,708.

Enhancement base = enhancement base prior to the excess withdrawal - [enhancement base prior to excess withdrawal X excess withdrawal / Contract Value prior to the excess withdrawal] = $129,000 - [$129,000 X ($60,000 - $5,805) / ($130,000 - $5,805)] = $72,708.

GAI = new benefit base X annual income percentage = $72,708 X 4.5% = $3,272.

EXAMPLE #6 -- WITHDRAWAL PRIOR TO THE BENEFIT DATE.

Prior to the benefit date, a withdrawal of any amount will result in an adjustment on a Pro-rata Basis to the benefit base and enhancement base. The GAI will be equal to the reduced benefit base multiplied by the annual income percentage.

                        CONTRACT                                                                 GUARANTEED
                         VALUE   PURCHASE             CONTRACT                          ANNUAL     ANNUAL
                         BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT  ENHANCEMENT   INCOME     INCOME
CONTRACT YEAR       AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE       BASE     PERCENTAGE   (GAI)
-------------       --- -------- -------- ---------- ----------- -------- ----------- ---------- ----------
Beginning of
  Year 1........... 45  $      0 $100,000       --    $100,000   $100,000  $100,000      4.0%      $4,000
Activity (purchase
  payment)......... 45  $105,000 $ 20,000       --    $125,000   $120,000  $120,000      4.0%      $4,800
Beginning of
  Year 2........... 46  $126,000 $      0       --    $126,000   $128,400  $120,000      4.0%      $5,136
Activity
  (withdrawal)..... 46  $130,000 $      0   $5,136    $124,864   $123,327  $115,259      4.0%      $4,933

After the withdrawal:

Benefit base = benefit base prior to the withdrawal - [benefit base prior to withdrawal X amount of withdrawal / Contract Value prior to the withdrawal] = $128,400 - [$128,400 X $5,136 / $130,000] = $123,327.

Enhancement base = enhancement base prior to the withdrawal - [enhancement base prior to withdrawal X amount of withdrawal / Contract Value prior to the withdrawal] = $120,000 - [$120,000 X $5,136 / $130,000] = $115,259.

GAI = new benefit base X annual income percentage = $123,327 X 4.0% = $4,933.

       APPENDIX K -- EXAMPLES OF MYPATH SUMMIT SINGLE AND JOINT OPTIONS

Below are several examples that are designed to help show how the MyPath Summit riders function. The examples assume the Single option for purposes of the applicable annual income percentage and corresponding GAI. Under the Joint option, the benefit base calculations are identical to Single but the applicable annual income percentage is less and will be based on the age of the youngest Designated Life. A complete description of this optional rider can be found in the section of this Prospectus entitled "Optional Living Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how these optional riders can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- INITIAL VALUES.

Examples 1-- 5 are progressive, starting with a purchase payment of $100,000 and illustrating the impact of additional activity on the benefit values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the Designated Life.

                         CONTRACT                                                     GUARANTEED
                          VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                          BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR        AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------        --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1. 63     $0    $100,000     --      $100,000   $100,000    4.5%      $4,500

Initial benefit base = initial Purchase Payment = $100,000.

Annual income percentage = based on current age = 4.5%.

Initial GAI = initial benefit base x annual income percentage = $100,000 x 4.5% = $4,500.

EXAMPLE #2 -- SUBSEQUENT PURCHASE PAYMENT BEFORE FIRST WITHDRAWAL.

Until the later of the first Contract Anniversary or the first withdrawal, if additional Purchase Payments are accepted, the benefit base will increase by the amount of the Purchase Payment. For eligible Purchase Payments, the GAI will be recalculated to be the new benefit base multiplied by the annual income percentage.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000     --      $100,000   $100,000    4.5%      $4,500
Activity (purchase payment). 63  $105,000 $ 20,000     --      $125,000   $120,000    4.5%      $5,400

After the additional Purchase Payment:

Benefit base = benefit base prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

GAI = new benefit base x annual income percentage = $120,000 x 4.5% = $5,400.

EXAMPLE #3 -- BENEFIT BASE RESET.

On each Contract Anniversary the benefit base will be automatically reset to the current Contract Value, if higher (this is a benefit base reset). The GAI will be recalculated to be the new benefit base multiplied by the annual income percentage.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000     --      $100,000   $100,000    4.5%      $4,500
Activity (purchase payment). 63  $105,000 $ 20,000     --      $125,000   $120,000    4.5%      $5,400
Beginning of Year 2......... 64  $126,000 $      0     --      $126,000   $126,000    4.5%      $5,670

On a benefit base reset:

Benefit base = greater of Contract Value or benefit base prior to the reset = maximum of ($126,000, $120,000) = $126,000.

Annual income percentage = based on the current age as there have been no withdrawals yet = 4.5%.

GAI = new benefit base x annual income percentage = $126,000 x 4.5% = $5,670.

EXAMPLE #4 -- AFTER THE BENEFIT DATE, CUMULATIVE WITHDRAWALS DURING THE SECOND CONTRACT YEAR LESS THAN OR EQUAL TO THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustments to the benefit base or the GAI.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000       --    $100,000   $100,000    4.5%      $4,500
Activity (purchase payment). 63  $105,000 $ 20,000       --    $125,000   $120,000    4.5%      $5,400
Beginning of Year 2......... 64  $126,000 $      0       --    $126,000   $126,000    4.5%      $5,670
Activity (withdrawal)....... 64  $130,000 $      0   $5,670    $124,330   $126,000    4.5%      $5,670

After the withdrawal:

Benefit base = no impact = $126,000.

Annual income percentage = determined based on the current age as of the withdrawal date and will no longer change except in the case of a benefit base reset = 4.5%.

EXAMPLE #5 -- AFTER THE BENEFIT DATE, BENEFIT BASE RESET FOLLOWED BY CUMULATIVE WITHDRAWALS DURING THE THIRD CONTRACT YEAR EXCEEDING THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustments to the benefit base or the GAI. Amounts withdrawn in excess of the GAI will result in an adjustment on a Pro-rata Basis to the benefit base. The adjustment will be based on the Contract Value prior to the excess portion of the withdrawal.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000       --    $100,000   $100,000    4.5%      $4,500
Activity (purchase payment). 63  $105,000 $ 20,000       --    $125,000   $120,000    4.5%      $5,400
Beginning of Year 2......... 64  $126,000 $      0       --    $126,000   $126,000    4.5%      $5,670
Activity (withdrawal)....... 64  $130,000 $      0  $ 5,670    $124,330   $126,000    4.5%      $5,670
Beginning of Year 3......... 65  $129,000 $      0       --    $129,000   $129,000    5.0%      $6,450
Activity (withdrawal)....... 65  $130,000 $      0  $60,000    $ 70,000   $ 73,088    5.0%      $3,654

At the beginning of Year 3:

Benefit base = due to the benefit base reset is reset to Contract Value = $129,000.

Annual income percentage = re-evaluated based on age at the time of the benefit base reset = 5.0%

GAI = new benefit base x annual income percentage = $129,000 x 5.0% = $6,450.

After the excess withdrawal:

Benefit base = benefit base prior to the excess withdrawal - [benefit base prior to excess withdrawal x excess withdrawal / Contract Value prior to the excess withdrawal] = $129,000 - [$129,000 x ($60,000 - $6,450) / ($130,000 -
$6,450)] = $73,088.

GAI = new benefit base x annual income percentage = $73,088 x 5.0% = $3,654.

EXAMPLE #6 -- WITHDRAWAL PRIOR TO THE BENEFIT DATE.

Prior to the benefit date, a withdrawal of any amount will result in an adjustment on a Pro-rata Basis to the benefit base. The GAI will be equal to the reduced benefit base multiplied by the annual income percentage.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 55  $      0 $100,000       --    $100,000   $100,000    4.5%      $4,500
Activity (purchase payment). 55  $105,000 $ 20,000       --    $125,000   $120,000    4.5%      $5,400
Beginning of Year 2......... 56  $126,000 $      0       --    $126,000   $126,000    4.5%      $5,670
Activity (withdrawal)....... 56  $130,000 $      0   $5,670    $124,330   $120,504    4.5%      $5,423

After the withdrawal:

Benefit base = benefit base prior to the withdrawal - [benefit base prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $126,000 - [$126,000 x $5,670 / $130,000] = $120,504.

GAI = new benefit base x annual income percentage = $120,504 x 4.5% = $5,423.

        APPENDIX L -- EXAMPLES OF MYPATH VALUE SINGLE AND JOINT OPTIONS

Below are several examples that are designed to help show how the MyPath Value riders function. The examples assume the Single option for purposes of the applicable annual income percentage and corresponding GAI. Under the Joint option, the benefit base calculations are identical to Single but the applicable annual income percentage is less and will be based on the age of the youngest Designated Life. A complete description of this optional rider can be found in the section of this Prospectus entitled "Optional Living Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- INITIAL VALUES.

Examples 1 -- 5 are progressive, starting with a purchase payment of $100,000 and illustrating the impact of additional activity on the benefit values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000.

                         CONTRACT                                                     GUARANTEED
                          VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                          BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR        AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------        --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1. 63     $0    $100,000     --      $100,000   $100,000    4.0%      $4,000

Initial benefit base = initial Purchase Payment = $100,000.

Annual income percentage = 4.0%.

Initial GAI = initial benefit base x annual income percentage = $100,000 x 4.0% = $4,000.

EXAMPLE #2 -- SUBSEQUENT PURCHASE PAYMENT BEFORE FIRST WITHDRAWAL.

Until the later of the first Contract Anniversary or the first withdrawal, if additional Purchase Payments are accepted, the benefit base will increase by the amount of the Purchase Payment. For eligible Purchase Payments, the GAI will be recalculated to be the new benefit base multiplied by the annual income percentage.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000     --      $100,000   $100,000    4.0%      $4,000
Activity (purchase payment). 63  $105,000 $ 20,000     --      $125,000   $120,000    4.0%      $4,800

After the additional Purchase Payment:

Benefit base = benefit base prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

GAI = new benefit base x annual income percentage = $120,000 x 4.0% = $4,800.

EXAMPLE #3 -- BENEFIT BASE RESET.

On each Contract Anniversary the benefit base will be automatically reset to the current Contract Value, if higher (this is a benefit base reset). The GAI will be recalculated to be the new benefit base multiplied by the annual income percentage.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000     --      $100,000   $100,000    4.0%      $4,000
Activity (purchase payment). 63  $105,000 $ 20,000     --      $125,000   $120,000    4.0%      $4,800
Beginning of Year 2......... 64  $126,000 $      0     --      $126,000   $126,000    4.0%      $5,040

On a benefit base reset:

Benefit base = greater of Contract Value or benefit base prior to the reset = maximum of ($126,000, $120,000) = $126,000.

GAI = new benefit base x annual income percentage = $126,000 x 4.0% = $5,040.


EXAMPLE #4 -- AFTER THE BENEFIT DATE, CUMULATIVE WITHDRAWALS DURING THE SECOND CONTRACT YEAR LESS THAN OR EQUAL TO THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustments to the benefit base or the GAI.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000       --    $100,000   $100,000    4.0%      $4,000
Activity (purchase payment). 63  $105,000 $ 20,000       --    $125,000   $120,000    4.0%      $4,800
Beginning of Year 2......... 64  $126,000 $      0       --    $126,000   $126,000    4.0%      $5,040
Activity (withdrawal)....... 64  $130,000 $      0   $5,040    $124,960   $126,000    4.0%      $5,040

After the withdrawal:

Benefit base = no impact = $126,000.

EXAMPLE #5 -- AFTER THE BENEFIT DATE, BENEFIT BASE RESET FOLLOWED BY CUMULATIVE WITHDRAWALS DURING THE THIRD CONTRACT YEAR EXCEEDING THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustments to the benefit base or the GAI. Amounts withdrawn in excess of the GAI will result in an adjustment on a Pro-rata Basis to the benefit base. The adjustment will be based on the Contract Value prior to the excess portion of the withdrawal.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 63  $      0 $100,000       --    $100,000   $100,000    4.0%      $4,000
Activity (purchase payment). 63  $105,000 $ 20,000       --    $125,000   $120,000    4.0%      $4,800
Beginning of Year 2......... 64  $126,000 $      0       --    $126,000   $126,000    4.0%      $5,040
Activity (withdrawal)....... 64  $130,000 $      0  $ 5,040    $124,960   $126,000    4.0%      $5,040
Beginning of Year 3......... 65  $129,000 $      0  $     0    $129,000   $129,000    4.0%      $5,160
Activity (withdrawal)....... 65  $130,000 $      0  $60,000    $ 70,000   $ 72,333    4.0%      $2,893

At the beginning of Year 3:

Benefit base = due to the benefit base reset is reset to Contract Value = $129,000.

GAI = new benefit base x annual income percentage = $129,000 x 4.0% = $5,160.

After the excess withdrawal:

Benefit base = benefit base prior to the excess withdrawal - [benefit base prior to excess withdrawal x excess withdrawal / Contract Value prior to the excess withdrawal] = $129,000 - [$129,000 x ($60,000 - $5,160) / ($130,000 -
$5,160)] = $72,333.

GAI = new benefit base x annual income percentage = $72,333 x 4.0% = $2,893.

EXAMPLE #6 -- WITHDRAWAL PRIOR TO THE BENEFIT BATE.

Prior to the benefit date, a withdrawal of any amount will result in an adjustment on a Pro-rata Basis to the benefit base. The GAI will be equal to the reduced benefit base multiplied by the annual income percentage.

                                 CONTRACT                                                     GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL     ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME     INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE    PERCENTAGE   (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ---------- ----------
Beginning of Year 1......... 45  $      0 $100,000       --    $100,000   $100,000    4.0%      $4,000
Activity (purchase payment). 45  $105,000 $ 20,000       --    $125,000   $120,000    4.0%      $4,800
Beginning of Year 2......... 46  $126,000 $      0       --    $126,000   $126,000    4.0%      $5,040
Activity (withdrawal)....... 46  $130,000 $      0   $5,040    $124,960   $121,115    4.0%      $4,845

After the withdrawal:

Benefit base = benefit base prior to the withdrawal - [benefit base prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $126,000 - [$126,000 x $5,040 / $130,000] = $121,115.

GAI = new benefit base x annual income percentage = $121,115 x 4.0% = $4,845.

                                     PART B

                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                           VARIABLE ANNUITY ACCOUNT
          CROSS REFERENCE SHEET TO STATEMENT OF ADDITIONAL INFORMATION

                                    FORM N-4

ITEM NUMBER             CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
---------------------   ---------------------------------------------------------------------------
    15.                 Cover Page
    16.                 Cover Page
    17.                 General Information and History
    18.                 Not applicable
    19.                 Not applicable
    20.                 Distribution of Contract
    21.                 Performance
    22.                 Independent Registered Public Accounting Firm
                        Registration Statement
    23.                 Financial Statements


                            VARIABLE ANNUITY ACCOUNT
               ("VARIABLE ANNUITY ACCOUNT"), A SEPARATE ACCOUNT OF

                        MINNESOTA LIFE INSURANCE COMPANY
                               ("MINNESOTA LIFE")
                             400 ROBERT STREET NORTH
                         ST. PAUL, MINNESOTA 55101-2098

                            TELEPHONE: 1-800-362-3141

                       STATEMENT OF ADDITIONAL INFORMATION



THE DATE OF THIS DOCUMENT AND THE PROSPECTUS IS:



This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. Therefore, this Statement should be read in conjunction with the Variable Annuity Account's current Prospectus, bearing the same date, which may be obtained by calling Minnesota Life Insurance Company at 1-800-362-3141; or writing to Minnesota Life at Minnesota Mutual Center, 400 Robert Street North, St. Paul, Minnesota 55101-2098.

        General Information and History
        Distribution of Contract
        Performance Data
        Independent Registered Public Accounting Firm
        Registration Statement
        Financial Statements

                         GENERAL INFORMATION AND HISTORY

The Variable Annuity Account is a separate investment account of the Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a stock life insurance company named Minnesota Life. Minnesota Life is a subsidiary of Securian Financial Group, Inc. which in turn is a wholly-owned subsidiary of Securian Holding Company, which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.

                            DISTRIBUTION OF CONTRACT

The contract will be sold in a continuous offering by our life insurance agents who are also registered representatives of broker-dealers who have entered into selling agreements with Securian Financial and Minnesota Life.

Securian Financial acts as principal underwriter of the contracts. Securian Financial is a wholly-owned subsidiary of Securian Financial Group, Inc. Securian Financial is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Amounts paid by Minnesota Life to the underwriter for 2012, 2011 and 2010 were $31,319,623, $21,364,894 and $22,822,806 respectively, for payment to associated dealers on the sale of the contracts, which includes other contracts issued through the Variable Annuity Account.

Agents or registered representatives of broker-dealers are paid by their broker-dealer. Minnesota Life makes payment to the broker-dealers and does not determine your registered representative's compensation. You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations providing in connection with the sale of your contract.

The types of compensation payments Minnesota Life provides are described in the prospectus. These categories are not mutually exclusive and Minnesota Life may choose to make additional types of payments in the future. Firms may receive payments under more than one, or all categories. Not all firms receive additional compensation and the amount of compensation varies. Minnesota Life determines which firms to provide support and the extent of any payments. It generally chooses to compensate firms that have an ability to distribute the contracts and that are willing to cooperate with our promotional efforts. We do not attempt to make an independent assessment of the cost of providing any service(s). Minnesota Life and Securian Financial entered into Variable Products Distribution Agreement under which Minnesota Life agrees to pay marketing allowances and commissions to Waddell & Reed, Inc.


The following is a list of names of the registered broker-dealers, which are members of FINRA, that with respect to annuity business related to this contract, during the last calendar year, we are aware received additional payments of more than $5,000 with respect to annuity business during the last calendar year. While we endeavor to update this list annually, please note that interim changes or new arrangements may not be reflected in this information.We assume no duty to notify contractowners whether his or her registered representative should be included.

Waddell & Reed
6300 Lamar Avenue
Shawnee Mission, KS  66202


                               PERFORMANCE DATA

From time to time our advertising and other promotional material may quote the performance (yield and total return) of a sub-account. In addition, our reports or other communications to current or prospective contract owners may also quote the yield on total return of the sub-account. Quoted results are based on past performance and reflect the performance of all assets held in that sub-account for the stated time period. QUOTED RESULTS ARE NEITHER AN ESTIMATE NOR A GUARANTEE OF FUTURE INVESTMENT PERFORMANCE, AND DO NOT REPRESENT THE ACTUAL EXPERIENCE OF AMOUNTS INVESTED BY ANY PARTICULAR CONTRACT OWNER.

Total Returns

A sub-account may advertise its "average annual total return" over various periods of time. "Total return" represents the percentage change in value of an investment in the sub-account from the beginning of a measuring period to the end of that measuring period. "Annualized" total return assumes that the total return achieved for the measuring period is achieved for each such period for a full year. "Average annual" total return is computed in accordance with a standard method prescribed by the SEC.

Average Annual Total Return

To calculate a sub-account's average annual total return for a specific measuring period, we take a hypothetical $1,000 investment in that sub-account, at its then applicable sub-account unit value (the "initial payment") and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that sub-account ("full withdrawal value"). The full withdrawal value reflects the effect of all recurring fees and charges applicable to a contract owner under the contract, including the mortality and expense risk fee, the administrative fee and the deduction of the applicable deferred sales charge, but does not reflect any charges for applicable premium taxes and/or any other taxes, any non-recurring fees or charges or any increase in the mortality and expense risk fee for an optional death benefit rider or any charge for other optional benefits. The annual maintenance fee is also taken into account. Because this fee may vary with the size of the account, we calculate the fee by taking the total amount of annual maintenance fee collected for the prior year and dividing it by the average contract value for the prior year, and applying it in that fashion in accordance with SEC guidance. The redeemable value is then divided by the initial payment and this quotient is raised to the 365/N power (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

                               T = (ERV/P)(1/N) -1

Where T   = average annual total return
      ERV = ending redeemable value
      P   = hypothetical initial payment of $1,000
      N   = number of years

Average annual total return figures will generally be given for recent one, five, and ten year periods (if applicable), and may be given for other periods as well (such as from commencement of the sub-account's operations, or on a year by year basis).

When considering "average" total return figures for periods longer than one year, it is important to note that the relevant sub-account's annual total return for any one year in the period might have been greater or less than the average for the entire period.

Non-Standardized Returns

We may also calculate non-standardized returns which may or may not reflect any annual maintenance fee, and/or deferred sales charges, charges for premium taxes and/or any other taxes, or any charge for an optional rider or optional death benefit, and any non-recurring fees or charges. For periods prior to the date of this prospectus, calculations may be based on the assumption that the contracts described in this prospectus were issued when the underlying portfolios first became available to the variable annuity account. There may also be other "hypothetical" performance information which will include a more detailed description of the information and its calculation in the specific piece.

Standardized return calculations will always accompany any non-standardized returns shown.

Yields

Money Market Sub-Account

The "yield" (also called "current yield") of the Money Market Sub-Account is computed in accordance with a standard method prescribed by the SEC. The net change in the sub-account's unit value during a seven day period is divided by the unit value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is "annualized" by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365 day period and is shown as a percentage of the investment. The "effective yield" of the Money Market Sub-Account is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is:  [(Base Period Return + 1) (365/7)] - 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market Portfolio are not included in the yield calculation. Current yield and effective yield do not reflect any deduction of charges for any applicable premium taxes and/or any other taxes, or any charge for an optional death benefit rider, or any charge for an optional rider, but do reflect a deduction for the annual maintenance fee, the mortality and expense fee and the administrative fee.

Other Sub-accounts

"Yield" of the other sub-accounts is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per sub-account unit earned during a specified one month of 30 day period is divided by the sub-account unit value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30 day period for a year), according to the following formula, which assumes semi-annual compounding:

                            YIELD = 2[a-b + 1)6 - 1]
                                    CD

Where a = net investment income earned during the period by the portfolio attributable to the sub-account.
      b = expenses accrued for the period (net of reimbursements) c = the average daily number of sub-account units outstanding during the period that were entitled to receive dividends.
      d = the unit value of the sub-account units on the last day of the period.

The yield of each sub-account reflects the deduction of all recurring fees and charges applicable to the sub-account, such as the mortality and expense fee, the administrative fee, the annual maintenance fee but does not reflect any charge for applicable premium taxes and/or any other taxes, any charge for an optional death benefit rider, any charge for any other optional rider, or any non-recurring fees or charges.

The sub-accounts' yields will vary from time to time depending upon market conditions, the composition of each portfolio and operating expenses of the fund allocated to each portfolio. Consequently, any given performance quotation should not be considered representative of the sub-account's performance in the future. Yield should also be considered relative to changes in sub-account unit values and to the relative risks associated with the investment policies and objectives of the various portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a sub-account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The consolidated financial statements and supplementary schedules of Minnesota Life and subsidiaries' "(the Company)" and the financial statements of the Variable Annuity Account included herein have been audited by our independent registered public accounting firm, KPMG LLP, 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, whose reports thereon appear elsewhere herein, and have been so included in reliance upon the reports of KPMG LLP and upon the authority of said firm as experts in accounting and auditing.



                             REGISTRATION STATEMENT

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the contract offered hereby. This Prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the variable annuity account, Minnesota Life, and the contract. Statements contained in this Prospectus as to the contents of contracts and other legal instruments are summaries, and reference is made to such instruments as filed.

                                     PART C

                                OTHER INFORMATION

                            Variable Annuity Account

                   Cross Reference Sheet to Other Information

Form N-4

Item Number        Caption in Other Information

    24.            Financial Statements and Exhibits

    25.            Directors and Officers of the Depositor

    26. Persons Controlled by or Under Common Control with the Depositor or Registrant

    27.            Number of Contract Owners

    28.            Indemnification

    29.            Principal Underwriters

    30.            Location of Accounts and Records

    31.            Management Services

    32.            Undertakings

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


(a) Audited Financial Statements of Variable Annuity Account for the year ended December 31, 2012, are incorporated by reference in Part B of this filing and consist of the following:


     1. Report of Independent Registered Public Accounting Firm to be filed by subsequent amendment.

     2. Statements of Assets and Liabilities, as of December 31, 2012 to be filed by subsequent amendment.

     3. Statements of year or period ended December 31, 2012 to be filed by subsequent amendment.

     4. Statements of Changes in Net Assets, years or periods ended December 31, 2012 and 2011 to be filed by subsequent amendment.

     5.   Notes to Financial Statements to be filed by subsequent amendment.

Audited Consolidated Financial Statements and Supplementary Schedules of the Depositor, Minnesota Life Insurance Company and subsidiaries, are incorporated by reference in Part B of this filing and consist of the following:

     1. Report of Independent Registered Public Accounting Firm - Minnesota Life Insurance Company and subsidiaries to be filed by subsequent amendment.

     2. Consolidated Balance Sheets - Minnesota Life Insurance Company and subsidiaries, as of December 31, 2012 and 2011 to be filed by subsequent amendment.

     3. Consolidated Statements of Operations - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2012, 2011 and 2010 to be filed by subsequent amendment.

     4. Consolidated Statements of Changes in Stockholder's Equity - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2012, 2011 and 2010 to be filed by subsequent amendment.

     5. Consolidated Statements of Cash Flows - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2012, 2011 and 2010 to be filed by subsequent amendment.

     6. Notes to Consolidated Financial Statements - Minnesota Life Insurance Company and subsidiaries, for the fiscal years ended December 31, 2012, 2011 and 2010 to be filed by subsequent amendment.

     7. Schedule I - Summary of Investments-Other than Investments in Related Parties - Minnesota Life Insurance Company and subsidiaries, as of December 31, 2012 to be filed by subsequent amendment.

     8. Schedule III - Supplementary Insurance Information - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2012, 2011 and 2010 to be filed by subsequent amendment.

     9. Schedule IV - Reinsurance - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2012, 2011 and 2010 to be filed by subsequent amendment.

     (b)  Exhibits

          1. The Resolution of the Minnesota Life Insurance Company's Executive Committee of its Board of Trustees establishing the Variable Annuity Account previously filed as Exhibit 24(c)(1) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 1, is hereby incorporated by reference.

          2.   Not applicable.

          3. (a) The Amended and Restated Distribution Agreement between Minnesota Life Insurance Company and Securian Financial Services, Inc., previously filed on April 27, 2009, as exhibit 24(c)(3) to Registrant's Form N-4, File Number 2-97564, Post-Effective Amendment Number 28, is hereby incorporated by reference.

               (b) The Dealer Selling Agreement previously filed on July 2, 2002 as Exhibit 24(c)(3)(b) to Variable Annuity Account's Form N-4, File Number 333-91784, Initial Registration Statement, is hereby incorporated by reference.

         4.    (a)  Waddell & Reed Advisors Retirement Builder II - B Series
                    Individual Variable Annuity Contract, form ICC13-70262.

               (b) Waddell & Reed Advisors Retirement Builder II - L Series Individual Variable Annuity Contract, form ICC13-70263.

               (c) The Endorsement, form MHC-82-9032 previously filed on July 2, 2002 as Exhibit 24(c)(4)(d) to Variable Annuity Account's Form N-4, file Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (d) The Annuity Payment Endorsement, form MHC-83-9060 previously filed on May 21, 1999 as Exhibit 24(c)(4)(e) to Variable Annuity Account's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (e) The Qualified Plan Agreement, form MHC-88-9176 Rev. 8-93 previously filed on May 21, 1999 as Exhibit 24(c)(4)(f) to Variable Annuity Account's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (f) The Individual Retirement Annuity (IRA) Agreement, SEP, Traditional IRA and Roth-IRA, form MHC-97-9418 previously filed on May 21, 1999 as Exhibit 24(c)(4)(g) to Variable Annuity Account's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (g) The Individual Retirement Annuity SIMPLE-(IRA) Agreement, form MHC-98-9431 previously filed on May 21, 1999 as Exhibit 24(c)(4)(h) to Variable Annuity Account's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (h) The Tax Sheltered Annuity Amendment, form MHC-88-9213 previously filed on March 1, 1999 as Exhibit 24(c)(4)(j) to Variable Annuity Account's Form N-4, File Number 2-97564, Post-Effective Amendment Number 16, is hereby incorporated by reference.

               (i) The Credit Enhancement Endorsement, form 07-70151 previously filed on February 28, 2008 as exhibit 24(c)(4)(g) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 8, is hereby incorporated by reference.

               (j) The Individual Retirement Annuity Endorsement Traditional and SEP Annuity, Form 09-70161, previously filed on February 25, 2010 as exhibit 24(b)(4)(r) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Numbers 11 and 161, is hereby incorporated by reference.

               (k) The Individual Retirement Annuity Endorsement SIMPLE Annuity, form 09 70163, previously filed on February 25, 2010 as exhibit 24(b)(4)(s) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Numbers 11 and 161, is hereby incorporated by reference.

               (l) The Individual Retirement Annuity Endorsement Roth Annuity, form 09-70164, previously filed on February 25, 2010 as exhibit 24(b)(4)(t) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Numbers 11 and 161, is hereby incorporated by reference.

               (m) The Premier II Death Benefit Rider, form number ICC 12-70235 previously filed on July 20, 2012 as Exhibit 24(b)(4)(a) to variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.

               (n) The Highest Anniversary Value II Death Benefit Rider, form number ICC 12-70234 previously filed on July 20, 2012 as
                    Exhibit 24(b)(4)(b) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.

               (o) The Estate Enhancement Benefit II Rider, form number ICC 12-70236 previously filed on July 20, 2012 as Exhibit 24(b)(4)(f) to variable Annuity Accounts Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.

               (p) MyPath Value - Single Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70252.

               (q) MyPath Value - Joint Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70253.

               (r) MyPath Core Flex - Single Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70254.

               (s) MyPath Core Flex - Joint Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70255.

               (t) MyPath Ascend - Single Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70256.

               (u) MyPath Ascend - Joint Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70257.

               (v) MyPath Summit - Single Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70258.

               (w) MyPath Summit - Joint Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70259.

               (x) MyPath Highest Anniversary - Single Death Benefit Rider, form number ICC13-70260.

               (y) MyPath Highest Anniversary - Joint Death Benefit Rider, form number ICC13-70261.

         5.    (a)  Waddell & Reed Advisors Retirement Builder II - Individual
                    Variable Annuity Application, form ICC13-70264.

         6.    Certificate of Incorporation and Bylaws.

               (a) The Restated Certificate of Incorporation previously filed on February 28, 2005 as Exhibit 24(c)(6)(a) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 1, is hereby incorporated by reference.

               (b) The Bylaws of the Depositor previously filed as exhibit 26(f)(2) to the Minnesota Life Variable Life Account's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

          7.   Not applicable.


          8. (a) Participation Agreement among Securian Funds Trust, Advantus Capital Management, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(1)(i) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

               (b) Shareholder Information Agreement among Securian Funds Trust and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(1)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

               (c) Waddell & Reed Target Funds, Inc. Participation Agreement previously filed on February 28, 2005 as Exhibit 24(c)(8)(g) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 1, is hereby incorporated by reference.


                    (i) First Amendment to the Target Funds Participation Agreement previously filed on April 21, 2006, as
                          Exhibit 24(c)(8)(g)(i) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 5, is hereby incorporated by reference.

                    (ii) Second Amendment to the Target Funds Participation Agreement previously filed on April 21, 2006, as
                          Exhibit 24(c)(8)(g)(ii) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 5, is hereby incorporated by reference.

                    (iii) Third Amendment to the Target Funds Participation
                          Agreement previously filed on January 14, 2008, as
                          Exhibit 26(h)(1)(v) to the Minnesota Life Individual Variable Universal Life Account's Initial Registration Statement, File Number 333-148646, is hereby incorporated by reference.

                    (iv) Fourth Amendment to the Target Funds Participation Agreement previously filed on April 28, 2008, as
                          Exhibit 24(c)(8)(9)(iv) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 9, is hereby incorporated by reference.

                    (v) Fifth Amendment to the Target Funds Participation Agreement previously filed on April 28, 2008, as
                          Exhibit 24(c)(8)(9)(iv) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 9, is hereby incorporated by reference.


9.   Opinion and consent of Michael P. Boyle, Esq.


10.  Consent of KPMG LLP to be filed by subsequent amendment.

11.  Not applicable.

12.  Not applicable.

13. Minnesota Life Insurance Company Power of Attorney to Sign Registration Statements.


Item 25.  Directors and Officers of the Minnesota Life Insurance Company

Name and Principal                         Position and Offices
Business Address                           with Minnesota Life
--------------------------------           --------------------
Brian C. Anderson                          Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Eric J. Bentley                            Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Michael P. Boyle                           Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Mary K. Brainerd                           Director
HealthPartners
8170 33rd Avenue South
Bloomington, MN  55425

John W. Castro                             Director
Merrill Corporation
One Merrill Circle
St. Paul, MN  55108


Gary R. Christensen                        Director, Secretary, Senior Vice
Minnesota Life Insurance Company           President and General Counsel
400 Robert Street North
St. Paul, MN 55101


Susan L. Ebertz                            Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Robert J. Ehren                            Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Julio A. Fesser                            Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Craig J. Frisvold                          Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Sara H. Gavin                              Director
Weber Shandwick Minneapolis
8000 Norman Center Drive
Suite 400
Bloomington, MN  55437

John F. Grundhofer                         Director
U.S. Bancorp
800 Nicollet Mall
Suite 2870
Minneapolis, MN  55402

Mark B. Hier                               Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101


Christopher M. Hilger                      Director and Executive Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101


John H. Hooley                             Director
4623 McDonald Drive Overlook
Stillwater, MN  55082

Daniel H. Kruse                            Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

David J. LePlavy                           Senior Vice President, Treasurer and
Minnesota Life Insurance Company           Controller
400 Robert Street North
St. Paul, MN  55101

Richard L. Manke                           Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Jean Delaney Nelson                        Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Maria H. O'Phelan                          Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Kathleen L. Pinkett                        Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Trudy A. Rautio                            Director
Carlson
701 Carlson Parkway
Minnetonka, MN  55305-8215

Robert L. Senkler                          Chairman, President and Chief
Minnesota Life Insurance Company           Executive Officer
400 Robert Street North
St. Paul, MN  55101

Bruce P. Shay                              Director and Executive Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Nancy R. Swanson                           Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Loyall E. Wilson                           Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Warren J. Zaccaro                          Director, Executive Vice President
Minnesota Life Insurance Company           and Chief Financial Officer
400 Robert Street North
St. Paul, MN  55101

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH MINNESOTA LIFE INSURANCE COMPANY OR MINNESOTA LIFE VARIABLE UNIVERSAL LIFE ACCOUNT

Wholly-owned subsidiary of Minnesota Mutual Companies, Inc.:

          Securian Holding Company (Delaware)

Wholly-owned subsidiaries of Securian Holding Company:

          Securian Financial Group, Inc. (Delaware)
          Capitol City Property Management, Inc.
          Robert Street Property Management, Inc.

Wholly-owned subsidiaries of Securian Financial Group, Inc.:

          Minnesota Life Insurance Company
          Securian Financial Network, Inc.
          Securian Ventures, Inc.
          Advantus Capital Management, Inc.
          Securian Financial Services, Inc.
          Securian Casualty Company
          CNL Financial Corporation (Georgia)
          Capital Financial Group, Inc. (Maryland)
          H. Beck, Inc. (Maryland)
          CFG Insurance Services, Inc. (Maryland)
          Ochs, Inc.

Wholly-owned subsidiaries of Minnesota Life Insurance Company:

          Personal Finance Company LLC (Delaware)
          Enterprise Holding Corporation
          Allied Solutions, LLC (Indiana)
          Securian Life Insurance Company
          American Modern Life Insurance Company
          Balboa Life Insurance Company
          Balboa Life Insurance Company of New York
          Marketview Properties, LLC
          Marketview Properties II, LLC
          Marketview Properties IV, LLC

Wholly-owned subsidiaries of Enterprise Holding Corporation:

          Oakleaf Service Corporation

          Vivid Print Solutions, Inc.
          MIMLIC Funding, Inc.
          MCM Funding 1997-1, Inc.
          MCM Funding 1998-1, Inc.

Wholly-owned subsidiaries of CNL Financial Corporation:

          Cherokee National Life Insurance Company (Georgia)
          CNL/Insurance America, Inc.
          CNL/Resource Marketing Corporation (Georgia)

Wholly-owned subsidiary of American Modern Life Insurance Company:

          Southern Poineer Life Insurance Company

Open-end registered investment company offering shares to separate accounts of Minnesota Life Insurance Company and Securian Life Insurance Company:

          Securian Funds Trust

Majority-owned subsidiary of Securian Financial Group, Inc.:

          Securian Trust Company, N.A.

Fifty percent-owned subsidiary of Enterprise Holding Corporation:

          CRI Securities, LLC

Unless indicated otherwise parenthetically, each of the above corporations is a Minnesota corporation.

ITEM 27.  NUMBER OF CONTRACT OWNERS


As of _________________ the number of holders of securities of this class were as follows:



            Title of Class                 Number of Record Holders
            --------------                 ------------------------
     Variable Annuity Contracts-




ITEM 28.  INDEMNIFICATION

The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys' fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Minnesota Life Insurance Company and Variable Annuity Account pursuant to the foregoing provisions, or otherwise, Minnesota Life Insurance Company and Variable Annuity Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Minnesota Life Insurance Company and Variable Annuity Account of expenses incurred or paid by a director, officer or controlling person of Minnesota Life Insurance Company and Variable Annuity Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, Minnesota Life Insurance Company and Variable Annuity Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

          (a) Securian Financial Services, Inc. currently acts as a principal underwriter for the following investment companies:
                     Variable Fund D
                     Variable Annuity Account
                     Minnesota Life Variable Life Account
                     Minnesota Life Individual Variable Universal Life Account Minnesota Life Variable Universal Life Account

                     Securian Life Variable Universal Life Account

          (b)  Directors and Officers of Securian Financial Services, Inc.:


                                                   Positions and
Name and Principal                                 Offices
Business Address                                   with Underwriter
----------------                                   ----------------
George I. Connolly                                 President, Chief
Securian Financial Services, Inc.                  Executive Officer and
400 Robert Street North                            Director
St. Paul, MN 55101

Gary R Christensen                                 Director
Minnesota Life
  Insurance Company
400 Robert Street North
St. Paul, MN 55101

Warren J. Zaccaro                                  Director
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Loyall E. Wilson                                   Senior Vice President, Chief
Securian Financial Services, Inc.                  Compliance Officer and
400 Robert Street North                            Secretary
St. Paul, MN 55101

Richard A. Diehl
Securian Financial Services, Inc.                  Vice President and
400 Robert Street North                            Chief Investment Officer
St. Paul, MN 55101

Scott C. Thorson                                   Vice President-Operations
Securian Financial Services, Inc.                  and Treasurer
400 Robert Street North
St. Paul, MN 55101

Suzanne M. Chochrek                                Vice President-Business and
Securian Financial Services, Inc.                  Market Development
400 Robert Street North
St. Paul, MN 55101


(c) All commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



  Name of           Net Underwriting   Compensation on
 Principal           Discounts and      Redemption or     Brokerage       Other
Underwriter           Commissions       Annuitization    Commissions   Compensation
-----------         ----------------   ---------------   -----------   ------------
Securian Financial,
 Services Inc.       $31,319,623             ---              ---




ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of Minnesota Life Insurance Company, St. Paul, MN 55101-2098.

ITEM 31.  MANAGEMENT SERVICES

None.

ITEM 32.  UNDERTAKINGS

     (a) Minnesota Life Insurance Company hereby represents that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Minnesota Life Insurance Company hereby represents that it will include as part of the prospectus, a toll-free number and a written communication included within the prospectus, that allows an applicant to call or write to request a Statement of Additional Information.

     (c) Minnesota Life Insurance Company hereby represents that it will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.


     (d) Minnesota Life Insurance Company hereby represents that, as to the variable annuity contract which is the subject of this Registration Statement, the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Minnesota Life Insurance Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant, Variable Annuity Account certifies that it has caused this Registration Statement to be signed on its behalf in the City of St. Paul and the State of Minnesota on the 26th day of June, 2013.



                                       VARIABLE ANNUITY ACCOUNT
                                       (Registrant)

                                   By: MINNESOTA LIFE INSURANCE COMPANY
                                       (Depositor)


                                   By             /s/ Robert L. Senkler
                                       -----------------------------------------
                                                      Robert L. Senkler
                                             Chairman of the Board, President
                                               and Chief Executive Officer


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, Minnesota Life Insurance Company certifies that it has caused this Registration Statement to be signed on its behalf in the City of Saint Paul,and the State of Minnesota, on the 26th day of June, 2013.



                                    MINNESOTA LIFE INSURANCE COMPANY
                                    (Depositor)

                                    By            /s/ Robert L. Senkler
                                       -----------------------------------------
                                                      Robert L. Senkler
                                             Chairman of the Board, President
                                               and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities with the Depositor and on the date indicated.


              Signature                        Title                             Date
              ---------                        -----                             ----
/s/ Robert L. Senkler                          Chairman, President and          June 26, 2013
---------------------------------------        Chief Executive Officer
Robert L. Senkler

*                                              Director
---------------------------------------
Mary K. Brainerd

                                               Director
---------------------------------------
John W. Castro

*                                              Director
---------------------------------------
Gary R. Christensen

*                                              Director
---------------------------------------
Sara H. Gavin

*                                              Director
---------------------------------------
John F. Grundhofer

*                                              Director
---------------------------------------
Christopher M. Hilger

*                                              Director
---------------------------------------
John H. Hooley

                                               Director
---------------------------------------
Trudy A. Rautio

*                                              Director
---------------------------------------
Bruce P. Shay

*                                              Director
---------------------------------------
Warren J. Zaccaro


/s/ Warren J. Zaccaro                          Executive Vice President
---------------------------------------        and Chief Financial Officer
Warren J. Zaccaro                              (chief financial officer)        June 26, 2013


/s/ Warren J. Zaccaro                          Executive Vice President
---------------------------------------        and Chief Financial Officer
Warren J. Zaccaro                              (chief accounting officer)       June 26, 2013


/s/ David J. Leplavy                           Senior Vice President, Actuary
---------------------------------------        and Treasurer and Controller     June 26, 2013
David J. Leplavy                               (treasurer)


/s/ Gary R. Christensen                        Director, Secretary, Senior      June 26, 2013
---------------------------------------        Vice President, General Counsel
Gary R. Christensen                            and Attorney-in-Fact



* Pursuant to power of attorney dated June 10, 2013, a copy of which is filed herewith.

                                  EXHIBIT INDEX

Exhibit Number  Description of Exhibit
--------------  ----------------------

 4(a). Waddell & Reed Advisors Retirement Builder II - B Series Individual Variable Annuity Contract, form ICC13-70262.

 4(b). Waddell & Reed Advisors Retirement Builder II - L Series Individual Variable Annuity Contract, form ICC13-70263.

 4(p). MyPath Value - Single Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70252.

 4(q). MyPath Value - Joint Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70253.

 4(r). MyPath Core Flex - Single Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70254.

 4(s). MyPath Core Flex - Joint Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70255.

 4(t). MyPath Ascend - Single Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70256.

 4(u). MyPath Ascend - Joint Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70257.

 4(v). MyPath Summit - Single Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70258.

 4(w). MyPath Summit - Joint Rider Guaranteed Lifetime Withdrawal Benefit, form number ICC13-70259.

 4(x). MyPath Highest Anniversary - Single Death Benefit Rider, form number ICC13-70260.

 4(y). MyPath Highest Anniversary - Joint Death Benefit Rider, form number ICC13-70261.

 5(a). Waddell & Reed Advisors Retirement Builder II - Individual Variable Annuity Application, form ICC13-70264.

 9.             Opinion and consent of Michael P. Boyle, Esq.

 13. Minnesota Life Insurance Company Power of Attorney to sign Registration Statements.